As filed with the Securities and Exchange Commission on January 26, 2009

1933 Act File No. 333-133189
1940 Act File No. 811-22156
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM N-2
(Check appropriate box or boxes)

☒	Registration statement under the securities act of 1933
☐	Pre-Effective Amendment No.
☒	Post-Effective Amendment No. 3
☒	Registration statement under the investment company act of 1940
☒	Amendment No. 2

Millennium India Acquisition Company Inc.
(Exact Name of Registrant as Specified in Charter)

330 East 38th Street
Suite 40H
New York, New York 10016
(Address of Principal Executive Offices)
(Number, Street, City, State, Zip Code)
(917) 640-2151
(Registrant’s Telephone Number, including Area Code)
Gemini Fund Services, LLC 450 Wireless Blvd. Hauppauge, New York 11788 (Name and Address (Number, Street, City, State, Zip Code) of Agent for Service)

Copies of Communications to:
Daniel O. Hirsch, Esq. Ropes & Gray LLP One Metro Center 700 12th Street, NW, Suite 900 Washington, DC 20008 (202) 508−4812 Fax: (202) 508−4650

Approximate Date of Proposed Public Offering: As soon as practicable after the effective date of this Registration Statement.

If any securities being registered on this form will be offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933, other than securities offered in connection with a dividend reinvestment plan, check the following box  ☒.

It is proposed that this filing will become effective (check appropriate box):

☒ when declared effective pursuant to section 8(c).

If appropriate, check the following box:

☐ This post-effective amendment designates a new date for a previously filed registration statement.

☐ This Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act and the Securities Act registration number of the earlier effective registration statement for the same offering is _______.

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price Per Unit(1)	Proposed Maximum Aggregate Offering Price(1)	Amount of Registration Fee
Units, each consisting of one share of common stock, $0.0001 par value, and one warrant	7,250,000	$8.00	$58,000,000.00	$2,279.40(4)
Shares of common stock included as part of the Units	7,250,000	—	—	—(2)
Warrants included as part of the Units	7,250,000	—	—	—(2)
Shares of common stock underlying the warrants included in the Units(3)	7,250,000	$6.00	$43,500,000.00	$1,709.55(4)
Representative’s Unit purchase option	1	$100.00	$100.00	—(2)
Units underlying the Representative’s Unit purchase option (“Representative’s Units”)	500,000	$10.80	$5,400,000.00	$212.22(4)
Shares of common stock included as part of the Representative’s Units	500,000	—	—	—(2)
Warrants included as part of the Representative’s Units	500,000	—	—	—(2)
Shares of common stock underlying the Warrants included in the Representative’s Units(3)	500,000	$6.00	$3,000,000.00	$117.90(4)
Shares of common stock to be sold by Selling Holders(3)	1,812,500	$0.75	$1,687,500.00	$54.43(4) (5)
Warrants to be sold by Selling Holders(3)	2,250,000	$6.00	$13,500,000.00	$530.55 (4) (6)
Shares of common stock underlying the warrants to be sold by Selling Holders(3)	2,250,000	$0.75	$1,359,375.00	$66.32 (4) (5)
Total			$141,681,350.00	$5,568.07 (4)

(1)           Estimated solely for the purpose of calculating the registration fee.
(2)           No fee pursuant to Rule 457(g).
(3)           Securities being sold by the selling securityholders identified in this registration statement.
(4)           Previously paid. Pursuant to Rule 457(p) under the Securities Act of 1933, the registration fee previously paid by the Registrant in connection with the filing of Registrant’s Registration Statement on Form S-1 on April 10, 2006 (File No. 333-133189) in the amount of $21,935.01 and the additional registration fee previously paid by the Registrant in connection with the filing of Amendment No. 1 to the Registrant’s Registration Statement on Form S-1 on May 18, 2006 (File No. 333-133189) in the amount of $3,787.80 are applied to and are offset against the registration statement fee currently due.
(5)           Calculated pursuant to Rule 457(c) based on the average of the high and low sale prices of our common stock as reported on The NASDAQ Capital Market on January 23, 2009.
(6)           Calculated pursuant to Rule 457(g)(1) based on the price at which each warrant may be exercised as of the date of this prospectus.

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Millennium India Acquisition Company Inc.
9,562,500 Shares of Common Stock
And
2,750,000 Warrants to Purchase Common Stock
And
2,750,000 Shares of Common Stock Issuable upon
Exercise of Warrants
And
500,000 Units Issuable upon
Exercise of Unit Purchase Option

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

References to the “Company,” the “Fund,” “we,” “us,” and “our” are to Millennium India Acquisition Company Inc.

We are an internally managed, non-diversified, closed-end investment management company registered under the Investment Company Act of 1940, as amended. We are authorized to issue 45,000,000 shares of common stock, par value $0.0001 per share and 5,000 shares of preferred stock, par value $0.0001. We sold 7,250,000 units (“Units”), each of which consists of one share of common stock and one warrant ( “warrants” or “Public Warrants”) in our initial public offering. Each warrant entitles the holder to purchase one share of our common stock at a price of $6.00. Each warrant is exercisable from January 21, 2008 until July 19, 2010, or earlier upon redemption. The warrants are redeemable at our option, with the consent of Ladenburg Thalmann & Co. Inc., the representative of the underwriters of our initial public offering (the “Representative”).  Upon closing of our initial public offering on July 25, 2006, we sold and issued a Unit purchase option (“UPO”) for $100 to the Representative to purchase up to 500,000 Units at an exercise price of $10.80 per Unit. For more information regarding the Unit purchase option, see “Capital Stock, Long-Term Debt, and Other Securities” below.  In connection with the initial public offering, we had registered 9,775,000 Units, 9,775,000 Public Warrants, 9,775,000 shares of common stock underlying the Units and 9,775,000 shares of common stock underlying the Public Warrants which are collectively referred to herein as the “Public Securities.”  We also registered one UPO and in connection therewith we registered 850,000 Units, 850,000 shares of common stock and 850,000 warrants underlying such Units and 850,000 shares of common stock underlying such warrants.  Prior to the initial public offering, we sold 1,812,500 shares of our common stock in private placements (the “Private Placement Shares”) and 2,250,000 of our warrants in private placements (the “Private Placement Warrants”).

This prospectus (the “Prospectus”) relates to:

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•	The issuance and sale of the following securities previously registered by the Company under the Securities Act of 1933, as amended (the “Securities Act”):
o	up to 7,250,000 shares of our common stock which are initially issuable upon the exercise of the Public Warrants;
o	one UPO;
o
up to 500,000 Units which are initially issuable upon the exercise of the UPO, each Unit consisting of one share of common stock and one warrant, for an aggregate of 500,000 shares of common stock and 500,000 warrants (“UPO Warrants”);

o	up to 500,000 shares of common stock which are initially issuable upon the exercise of the UPO Warrants;
•	The resale of the following securities, which are referred to together as the “Private Securities” and that were sold in private transactions prior to our initial public offering:
o	up to 1,812,500 shares of our common stock, par value $0.0001 per share (the “Private Placement Shares”);
o	up to 2,250,000 warrants to purchase shares of our common stock (the “Private Placement Warrants”); and
o	up to 2,250,000 shares of common stock initially issuable upon the exercise of the Private Placement Warrants.

The common stock and warrants which are offered for resale by this Prospectus, the Private Securities, are offered for the accounts of the current holders of such common stock and warrants (the “Selling Holders”). The Selling Holders may sell the common stock, the warrants and the common stock issuable upon the exercise of the warrants, from time to time, directly to purchasers or through underwriters, broker-dealers or agents, who may receive compensation in the form of discounts, concessions or commissions.  The Private Securities may be sold in one or more transactions at fixed prices, prevailing market prices at the time of sale, prices related to prevailing market prices, varying prices determined at the time of sale or negotiated prices.

The net asset value per share of our common stock at January 16, 2009 was $3.40, based on net assets of approximately $27,930,188.26 and cash on hand of $1,536,938.43. On January 23, 2009, the last reported sale price of a share of our common stock on The NASDAQ Capital Market was $0.75.

This Prospectus sets forth important information about us that you should know before investing in Millennium India Acquisition Company Inc. Please keep it for future reference. The Fund has filed with the Securities and Exchange Commission (the “SEC”) a Statement of Additional Information dated January 26, 2009, containing additional information about the Fund. The Statement of Additional Information is incorporated by reference in its entirety into this Prospectus, which means it is part of this Prospectus for legal purposes. See “Forward Looking Statements and Certain Documents Incorporated by Reference” for more information.  The Fund will deliver with its Prospectus the unaudited quarterly financial statements of SMC Global Securities Limited and SAM Global Securities Limited, most recently filed on Form 8-K prior to the Prospectus delivery date. The Fund also will produce both annual and semi-annual reports that will contain important information about the Fund. You may obtain a free copy of the Statement of Additional Information, the annual reports and the semi-annual reports, when available, and other information regarding the Fund, by writing to Gemini Fund Services, 450 Wireless Blvd., Hauppauge, NY 11788, or by calling collect to (613) 470-2644.  Stockholder inquiries may be made by calling collect to (917) 640-2151. The Fund does not currently have a website.

You can also copy and review information about the Fund, including the Statement of Additional Information, the annual and semi-annual reports, when available, and other information at the SEC’s Public Reference Room in Washington, D.C. Information relating to the Public Reference Room may be obtained by calling the SEC at (202) 551-8090. Such materials are also available in the EDGAR Database on the SEC’s internet website at (www.sec.gov). You may obtain copies of this information, after paying a duplication fee, by electronic request at the following e-mail address: publicinfo@sec.gov, or by writing the SEC’s Public Reference Section, Office of Consumer Affairs and Information, U.S. Securities and Exchange Commission, Washington, D.C. 20549. The table of contents for the Statement of Additional Information appears on the final page of this Prospectus.

Investing in our securities involves a high degree of risk. See “Risk Factors” below for a discussion of information that should be considered in connection with an investment in our securities.

Shares of closed-end investment companies, such as the Company, frequently trade at discounts to their net asset values and our stock may also be discounted in the market. This characteristic of closed-end investment companies is separate and distinct from the risk that our net asset value per share may decline. We cannot predict whether our securities will trade above, at or below our net asset value.

Prospectus dated January 26, 2009

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TABLE OF CONTENTS
SUMMARY	6

FEES AND EXPENSES	8

FINANCIAL HIGHLIGHTS	9

PLAN OF DISTRIBUTION	10

SELLING HOLDERS	15

USE OF PROCEEDS	17

THE COMPANY	18

RISK FACTORS	19

MANAGEMENT	32

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS	34

CAPITAL STOCK, LONG-TERM DEBT, AND OTHER SECURITIES	35

FORWARD-LOOKING STATEMENTS AND CERTAIN DOCUMENTS INCORPORATED BY REFERENCE	41

FEDERAL INCOME TAX MATTERS	43

TABLE OF CONTENTS FOR STATEMENT OF ADDITIONAL INFORMATION	47

5

SUMMARY

The Company

The Company was a blank check company organized as a corporation under the laws of the State of Delaware on March 15, 2006.  On December 20, 2007 the Company registered under the Investment Company Act of 1940, as amended (the “1940 Act”) as a closed-end, non-diversified, management “investment company.”

The Company holds a minority interest in the securities of SMC Global Securities Limited (“SMC”) and SAM Global Securities Limited (“SAM”), together referred to herein as the “SMC Group.”  The Company may acquire securities in other Indian companies or instruments that have similar economic characteristics, and may also acquire follow-on investments in Global Depositary Receipts or other securities issued by the SMC Group.

The Offering

All common stock outstanding prior to this offering	8,219,875 shares
Registered common stock outstanding prior to this offering	6,407,375 shares
Common stock issuable upon exercise of warrants sold in initial public offering (the “Public Warrants”)	7,250,000 shares
Common stock offered by the Selling Holders (the “Private Placement Shares”)	1,812,500 shares
Warrants offered by the Selling Holders (the “Private Placement Warrants”)	2,250,000 warrants
Common stock issuable upon exercise of Private Placement Warrants	2,250,000 shares
Units issuable upon the exercise of the Unit purchase option (“UPO”)	500,000 Units, each consisting of one share of common stock and one warrant, for an aggregate of 500,000 shares of common stock and 500,000 Warrants (the “UPO Warrants”)
Common stock issuable upon the exercise of the UPO Warrants	500,000 shares
All common stock outstanding after this offering	8,219,875 shares
Registered common stock outstanding after this offering	8,219,875 shares
All registered common stock outstanding after this offering, including common stock underlying Units or issuable upon exercise of Public Warrants, Private Placement Warrants, warrants underlying Units, UPO and UPO Warrants
18,719,875 shares
Exercisability	The Public Warrants and UPO Warrants are exercisable from time to time from January 21, 2008 until the earlier of July 19, 2010 or a date fixed for redemption by

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the Company of all Public Warrants pursuant to a warrant agreement. The Public Warrants and UPO Warrants are exercisable at a price of $6.00.

As long as the Private Placement Warrants are held by the initial purchasers, they may be exercised on a cashless basis, such that in lieu of paying the aggregate exercise price for the shares of common stock being purchased upon exercise of the warrant in cash, the holder will relinquish a number of shares underlying the warrant with a market value equal to such aggregate exercise price.

The Units underlying the UPO will be exercisable in whole or in part, solely at the holder’s discretion, commencing on January 21, 2008 and expiring on July 19, 2011.  The UPO is exercisable at a price of $10.80 per Unit.  Also, the UPO may be exercised for cash or on a “cashless” basis, at the holder’s option, such that the holder may use the appreciated value of the UPO (the difference between the exercise price of the UPO and the market price of the securities underlying the Units) to exercise the UPO without the payment of any cash.

Use of Proceeds
We will not receive additional proceeds from the resale of the Private Placement Shares or to the extent the Private Placement Warrants and UPO are exercised on a cashless basis. We will receive gross proceeds of $43,500,000 from the exercise of the Public Warrants if all of such warrants are exercised.  After the UPO is exercised we will receive gross proceeds of $3,000,000 from the exercise of the UPO Warrants if all such UPO Warrants are exercised.  We intend to use the net proceeds received upon the exercise of the Public Warrants and UPO Warrants to make investments consistent with our investment objective, and for general corporate purposes. Pending these uses, we intend to invest the net proceeds of any exercise of warrants and/or UPO in cash, cash equivalents, U.S. government securities or high-quality debt securities maturing in one year or less from the time of investment. See “Use of Proceeds” for additional information.

Listing
Effective April 15, 2008, our Units, common stock and warrants each trade on The NASDAQ Capital Market under the “ticker” symbols “SMCGU”, “SMCG” and “SMCGW”, respectively.  Prior to April 15, 2008, our Units, common stock and warrants each traded separately on the American Stock Exchange under the “ticker” symbols “MQC.U,” “MQC” and “MQC.WS,” respectively.

Trading
Shares of closed-end investment companies have in the past frequently traded at discounts to their net asset values and our stock may also be discounted in the market.  This characteristic of closed-end investment companies is separate and distinct from the risk that our net asset value.  Since we closed our initial public Offering (“IPO”), our stock has been discounted in the market and it may continue to be discounted.  We cannot predict whether our shares will trade above, at, or below our net asset value.  There can be no assurance that there will be an active public market for the warrants.

Taxation	Unlike most investment companies, we are taxed as a corporation under Subchapter C of the Internal Revenue Code. See “Federal Income Tax Matters” for additional information.
Risk Factors	Investing in our securities involves a high degree of risk. See “Risk Factors” below for a discussion of information that should be considered in connection with an investment in our securities.
7

FEES AND EXPENSES

The following table is intended to assist you in understanding the various costs and expenses that an investor in the Fund will bear directly or indirectly. However, we caution you that some of the percentages indicated in the table below are estimates and may vary. The following table should not be considered a representation of our future expenses. Actual expenses may be greater or less than shown. Except where the context suggests otherwise, whenever this Prospectus contains a reference to fees or expenses paid by “us” or that “we” will pay fees or expenses, stockholders will indirectly bear such fees or expenses as investors in the Fund.

ESTIMATED ANNUAL EXPENSES (1) (as a percentage of net assets attributable to common stock)

Management Expenses	1.18%(2)
Other Expenses	13.32%(3)
Total Annual Expenses	14.50%(4)

Example

The following example demonstrates the projected dollar amount of total cumulative expenses that would be incurred over various periods with respect to a hypothetical investment in the Fund. These amounts are based upon payment by the Fund of operating expenses at the levels set forth in the table above.

	1 YEAR	3 YEARS	5 YEARS	10 YEARS
You would pay the following expenses on a $1,000 investment, assuming a 5% annual return	$138	$376	$571	$918

(1)           The Fund does not presently intend to incur leverage in the next twelve months.

(2)           We do not have an investment adviser. We are internally managed by our executive officers under the supervision of our board of directors (the “Board of Directors” or the “Board”). As a result, we do not pay investment advisory fees. Instead, we pay the operating costs associated with our employment arrangements.

(3)           “Other Expenses” are based on estimated amounts for the current fiscal year and include expenses associated with our Board of Directors and administrative expenses, including our compliance with various regulations which apply to us as an investment company, as well as expenses incurred in connection with our acquisition of a minority interest in SMC Group and approximately $450,000 of expenses related to this offering.

(4)    The Company has estimated that its effective tax rate is zero. To the extent that the Company has a tax liability for the year, for example because of unrealized appreciation, Total Annual Expenses would be higher.

The example and the expenses in the tables above should not be considered a representation of our future expenses, and actual expenses may be greater or less than those shown. The example and expenses in the tables above reflect one-time costs associated with our acquisition of a minority interest in SMC Group. Moreover, while the example assumes, as required by the applicable rules of the SEC, a 5% annual return, our performance will vary and may result in a return greater or less than 5%.

8

FINANCIAL HIGHLIGHTS

The financial highlights table is intended to help you understand the Fund’s financial performance for the 11 days ended December 31, 2007, during which period the Fund registered as an investment company under the 1940 Act and the six-month period ended June 30, 2008.

The total returns in the tables represent the rate that an investor would have earned (or lost) on an investment in the Fund (assuming reinvestment of all dividends and distributions). The information for the 11 day period ended December 31, 2007 has been audited by J.H. Cohn LLP in connection with its audit on the Fund’s financial statements, whose report, along with the Fund’s financial statements, are included in the Fund’s annual report, which is available upon request.  The information for the six months ended June 30, 2008 is unaudited and is included in the Fund’s semi-annual report, which is available upon request.

Millennium India Acquisition Company Inc.
FINANCIAL HIGHLIGHTS
Per Share Data and Ratios for a Share of Common Stock Outstanding Throughout Each Period

	For the Six	For the Year
	Months Ended	Ended
	June 30, 2008	December 31,
	(Unaudited)	2007 (1)
Net Asset Value, Beginning of Period	$5.53	$5.53
Income (Loss) from Investment Operations:
Net investment income (loss) (2)	(0.13)	—
Net realized and unrealized gain (loss) (2)	3.76	—
Total from investment operations	3.63	—

Net Asset Value, End of Period	$9.16	$5.53

Market Value	$3.51	$7.89

Total Return *	-55.51%	-0.51%
Ratios and Supplemental Data:
Net assets, end of period (000s)	$75,291	$42,135
Ratio of operating expenses to average net assets (3)(5)	3.80%	17.27%
Ratio of net investment income (loss) to average net assets (3)(5)	-3.68%	0.00%
Portfolio Turnover Rate (4)	0%	0%

(1)	Millennium India Acquisition Company Inc. commenced operations as an investment company under the Investment Company Act of 1940 on December 20, 2007.
(2)	Per share amounts calculated using the average shares method, which more appropriately presents the per share data for the period.
(3)	Annualized for periods less than one year.
(4)	Not annualized.
(5)	These ratios exclude the impact of expenses of the underlying security holdings as represented in the schedule of investments.

* Assumes reinvestment of all dividends and distributions, if any.   Aggregate (not annualized) total return is shown for any period shorter than one year.   Total return does not reflect the deduction of taxes that a shareholder would pay on distributions or on the redemption of company shares.

9

PLAN OF DISTRIBUTION

Initial Public Offering

As described further below under “Capital Stock, Long-Term Debt, and Other Securities”, in our IPO, we issued Units, with each Unit consisting of one share of common stock and one warrant. Until they expire on July 19, 2010 or unless previously called by the Company, each warrant entitles the holder to purchase one share of common stock.  We registered 9,775,000 Units that consisted of 9,775,000 shares of common stock and 9,775,000 warrants, with 9,775,000 shares of common stock underlying the warrants with the SEC under the Securities Act.  On July 25, 2006, we completed our initial public offering of 7,250,000 Units at a price of $8.00 per Unit.  The Units, warrants, and shares of common stock underlying the Units and warrants which were registered as part of our initial public offering are referred to herein as the “Public Securities.”  We also registered one Unit purchase option that consisted of 850,000 Units, consisting of 850,000 shares of common stock and 850,000 warrants, with 850,000 shares of common stock underlying the warrants, with the SEC under the Securities Act.  Upon the closing of our initial public offering, the Company sold and issued a UPO for $100 to the representative in that offering to purchase up to 500,000 Units at an exercise price of $10.80 per Unit.  Additional information regarding our initial public offering can be found in Amendment No. 7 to our registration statement on Form S-1, filed electronically with the SEC on July 19, 2006, File No. 333-133189, Accession No. 0001193125-06-148925.

On December 20, 2007 the Company registered under the 1940 Act as a closed-end, non-diversified management “investment company.”

Private Placements

Prior to our initial public offering, we issued 1,812,500 shares of common stock for $18,125 in cash, or a purchase price of $0.01 per share (the “Private Placement Shares”). In addition, prior to the initial public offering, we issued 2,250,000 warrants for an aggregate purchase price of $2,250,000, or a purchase price of $1.00 per warrant (the “Private Placement Warrants”). These shares and warrants were issued to certain former and current directors, officers, advisors and other insiders (and in some instances, their respective affiliates) of the Company.  Messrs. Mirchandani, Cherian, Kanuga and Burstein sold an aggregate of 51,377 shares to Venu Krishnan, Indru Kirpalani, Chandru Jagwani and R.D. Hariani prior to the initial public offering.  These holders of our common stock outstanding prior to the initial public offering have agreed to waive their respective right to participate in any liquidation distribution with respect to shares of common stock acquired by them prior to the initial public offering.

In connection with our sale of Private Placement Warrants, Messrs. Cherian, Kanuga, Mirchandani and Burstein resold 359,439 shares of common stock, at a price of $0.01 per share, to affiliated and non-affiliated purchasers in the private placement (the “Private Placement”). The resale of 359,439 shares of common stock by Messrs. Cherian, Kanuga, Mirchandani and Burstein occurred concurrently with the sale of the Private Placement Warrants on the basis of 12,119 shares of common stock for each 50,000 warrants purchased by those persons other than Messrs. Mirchandani, Cherian, Kanuga and Burstein. The purpose of this transaction was to encourage investors to participate in our private placement offering. The 359,439 shares of common stock were resold by Messrs. Mirchandani, Cherian, Kanuga and Burstein pursuant to the so-called Section 4(1 1/2) exemption from registration under the Securities Act, and were held in escrow until July 21, 2008 pursuant to an escrow agreement. Such selling stockholders may be deemed to be underwriters under the Securities Act. A court may take the position that the resale of 60,000 shares of such shares of common stock to persons other than our officers, directors and initial stockholders may not have been conducted in accordance with the registration requirements of Section 5 of the Securities Act affording the purchasers of such shares the right to rescind such shares as a remedy to the failure to register these securities. These rescission rights, if any, may require the selling stockholders to refund up to an aggregate of $600, plus interest, to such persons. These privately purchased shares were held in escrow with the other existing stockholders’ shares and subject to the same restrictions. Any resale of these privately purchased shares must be registered under the Securities Act or made pursuant to an applicable exemption from registration and any such resale cannot occur until six months after the Company’s acquisition of securities of SMC Group.

All of the proceeds we received from the sale of the Private Placement Warrants were placed in a trust account upon the consummation of the IPO. The Private Placement Warrants are identical to the warrants

10

offered in the initial public offering, except that they were subject to lock-up agreements restricting their sale until after the completion of the Company’s acquisition of securities of SMC Group, and as long as such Private Placement Warrants are held by the initial purchasers, they may be exercised on a cashless basis, such that in lieu of paying the aggregate exercise price for the shares of common stock being purchased upon exercise of the Private Placement Warrant in cash, the holder will relinquish a number of shares underlying the Private Placement Warrant with a market value equal to such aggregate exercise price. Accordingly, we would not receive additional proceeds to the extent the Private Placement Warrants are exercised on a cashless basis.

The purchasers in our initial private placement included six persons other than our officers, directors, initial stockholders and their respective affiliates. Although such six persons were accredited investors within the meaning of Rule 501 of Regulation D promulgated under the Securities Act, a court may take the position that such private placement was not conducted in accordance with any exemption from the registration requirements of Section 5 of the Securities Act. If our private placement was not conducted in compliance with the registration requirements of Section 5 of the Securities Act, the purchasers in our private placement may have the right to rescind their warrant and/or common stock purchases as a remedy to our failure to register these securities. These rescission rights, if any, may require us to refund up to an aggregate of $2,250,000, plus interest, to such persons.  Although such persons have waived their respective rights, if any, such waivers may not be enforceable in light of public policy considerations underlying federal and state securities laws.

The Private Placement Shares and Private Placement Warrants are currently held by the following holders (the “Selling Holders”):

	Number of Private Placement Shares	Number of Private Placement Warrants
Andrew (Indru) Kirpalani (1)	65,170	225,000
Anthony G. Polak “S”	12,119	50,000
Anthony G. Polak	12,119	50,000
C.P. Krishnan Nair (2)	24,067	25,000
Chandru Jagwani (1)	23,242	50,000
Daulat Dipshan (1)	11,123	—
David Greenberg	12,119	50,000
Domaco Venture Capital Fund	12,119	50,000
F. Jacob Cherian (2)(3)(4)(5)	265,304	191,000
Frederick Polak “S”	12,119	50,000
Gul Asrani (2)	18,008	—
Jagram Associates LLC	24,237	100,000
John F. Cattier	6,059	25,000
Kishore Mirchandani (4)(5)(6)	265,304	191,000
Kurian Abraham	11,123	—
Lawrence Burstein (2)(7)	88,452	117,000
Margery Braver	6,059	—
Margery Braver, Pershing LLC as Custodian	—	25,000
Mohan Chattaram	12,119	50,000
Norman Leben	14,119	50,000
Paul Westra	12,119	50,000
Ronald M. Lazar	12,119	—
IRA FBO Ronald M. Lazar, Pershing LLC as Custodian	—	50,000
R.D. Hariani (1)	11,123	—
Richard Braver	8,483	—
Richard Braver, Pershing LLC as Custodian	—	35,000
Richard Harriton	12,119	50,000
RL Capital Partners, L.P.	60,593	250,000
Sarat Sethi (6)(8)	36,438	100,000
Steven C. Millner	14,119	50,000
Suhel Kanuga (2) (4)(5)(9)	265,304	191,000
Unity Venture Capital Associates, Ltd. (10)	10,000	75,000

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Number of Private Placement Shares	Number of Private Placement Warrants
Venu Krishnan (1)	11,123	—
Vijay Panjabi (1)	11,123	—
Wild Meadows Investments, LLC	12,119	50,000
William Feldman	12,119	50,000
Bulldog Investors General Partnership	72,000	—
Ibis Asia Fund L.P.	27,000	—
White Sand Investor Group	22,500	—
EagleRock Master Fund, L.P.	10,800	—
EagleRock Institutional Partners, L.P.	25,200	—
Hound Partners, LP	39,699	—
Hound Partners Offshore Fund, LP	50,301	—
Iridian Opportunity Master Fund, Ltd.	26,608	—
The Alternative Fund LLC	1,487	—
GPC 67, LLC	7,905	—
MLR Capital Offshore Master Fund, Ltd.	72,000	—
Locus India Hybrid Fund Limited	22,500	—
Dekko Foundation	3,852	—
Schlumberger Group Trust	46,764	—
Ionic Capital Master Fund Ltd.(11)	97,200	—
ICM Business Trust(11)	97,200	—
Fir Tree Value Master Fund, LP(12)	126,000	—

(1)	Formerly a Special Advisor of the Company.
(2)	Member of the Board of Directors of the Company.
(3)	Chairman and Chief Executive Officer of the Company.
(4)	37,119 shares are subject to an agreement with Sapling, LLC, and 647 shares are subject to an agreement with Employee Benefit Small Cap/Sudan.
(5)	Includes 52,270 shares subject to options exercisable by Ionic Capital Master Fund Ltd. and ICM Business Trust by July 17, 2009.
(6)	Formerly a Director of the Company.
(7)
12,935 shares are subject to an agreement with Sapling, LLC, and 225 shares are subject to an agreement with Employee Benefit Small Cap/Sudan. Includes 19,957 shares subject to options exercisable by Ionic Capital Master Fund Ltd. and ICM Business Trust by July 17, 2009.

(8)
1,707 shares are subject to an agreement with Sapling, LLC, and 30 shares are subject to an agreement with Employee Benefit Small Cap/Sudan. Includes 2,634 shares subject to options exercisable by Ionic Capital Master Fund Ltd. and ICM Business Trust by July 17, 2009.

(9)	President, Chief Financial Officer, Chief Compliance Officer, Principal Accounting Officer, Principal Financial Officer, Treasurer, and Secretary of the Company.
(10)	Unity Venture Capital Associates Ltd. is a private investment company of which Lawrence Burstein is President and a principal stockholder.
(11)
Upon the redistribution and release of shares of common stock held in escrow pursuant to certain share redistribution agreements discussed below in “Certain Relationships and Related Transactions — Share Redistribution Agreements” each of Ionic Capital Master Fund Ltd. and ICM Business Trust will be able to exercise 97,200 options, respectively, for an aggregate of 194,400 shares of common stock, pursuant to their share redistribution agreements.

(12)
Sapling, LLC has the right to receive an aggregate of 126,000 shares pursuant to an agreement with certain officers, directors and former directors of the Company. Fir Tree, L.L.C. is the general partner of Fir Tree Value Master Fund, LP, a Cayman Islands exempted limited partnership (“Fir Tree Value”). Camellia Partners, LLC is the general partner of Fir Tree Capital Opportunity Master Fund, LP, a Cayman Islands exempted limited partnership (“Fir Tree Capital Opportunity”). Fir Tree, Inc. is the investment manager of both Fir Tree Value and Fir Tree Capital Opportunity. Fir Tree, L.L.C., Fir Tree, Inc. and Camellia Partners, LLC hold indirectly the Common Stock through the accounts of Fir Tree Capital Opportunity and Sapling LLC, of which Fir Tree Value is the sole member. Jeffrey Tannenbaum is the principal of Fir Tree, L.L.C., Fir Tree, Inc. and Camellia Partners, LLC, and Andrew Fredman is another principal of Camellia Partners, LLC.

12

In addition to the Public Securities and securities related to the UPO, this Prospectus relates to the registration of the 1,812,500 shares of Private Placement Shares of the Company and the 2,250,000 Private Placement Warrants of the Company held by the Selling Holders, as well as the 2,250,000 shares of common stock underlying such Private Placement Warrants.

The registration of the Private Placement Shares, Private Placement Warrants and the shares of common stock underlying the Private Placement Warrants does not necessarily mean that any or all of the Private Placement Shares or Private Placement Warrants will be offered or sold by the Selling Holders under this Prospectus.

The Selling Holders and their pledgees, donees, transferees or other successors in interest may offer their Private Placement Shares or Private Placement Warrants at various times in one or more of the following transactions:

•
a block trade on The NASDAQ Capital Market or other market on which the shares may at the time be traded in which the broker-dealer so engaged will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker or dealer as principal and resale by such broker or dealer for its account pursuant to this Prospectus;

•	ordinary brokerage transactions and transactions in which the broker solicits purchasers;

•	privately negotiated transactions between the Selling Holders and a purchaser without the involvement of a broker-dealer;

•	through the writing of options or short sales;

•	any combination of the above; and

•	through any other method permitted pursuant to applicable law.

The sale price to the public may be the market price prevailing at the time of sale, a price relating to such prevailing market price or such other price as the Selling Holders determine from time to time.

The Selling Holders may also sell the Private Placement Shares or Private Placement Warrants directly to market makers acting as principals or broker-dealers acting as agents for themselves or their customers. Brokers acting as agents for the Selling Holders will receive usual and customary commissions for brokerage transactions, and market makers and block purchasers purchasing the shares will do so for their own account and at their own risk. It is possible that the Selling Holders will attempt to sell the warrants in block transactions to market makers or other purchasers at a price per warrant which may be below the then market price. In addition, any Private Placement Shares or Warrants covered by this Prospectus may also be sold under Rule 144 promulgated under the Securities Act, rather than pursuant to this Prospectus, provided such sales meet the criteria, including the minimum holding period, and otherwise conform to the requirements of Rule 144. There can be no assurance that all or any of the shares offered hereby will be sold by the Selling Holders.

13

Upon being notified by the Selling Holders that any material arrangement has been entered into with a broker or dealer for the sale of shares through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker or dealer, we will file a supplemental prospectus, if required, pursuant to Rule 497 of the Securities Act, disclosing: (a) the name of each broker or dealer; (b) the number of shares involved; (c) the price at which the shares were sold; (d) the commissions paid or discounts or concessions allowed to the broker(s) or dealer(s), where applicable; (e) that the broker(s) or dealer(s) did not conduct any investigation to verify the information set out in this Prospectus, as supplemented; and (f) other facts material to the transaction. To comply with the securities laws of various jurisdictions, the warrants offered by this Prospectus may need to be offered or sold in such jurisdictions only through registered or licensed brokers or dealers. The Selling Holders and any other persons participating in the sale or distribution of the shares of our common stock will be subject to the relevant provisions of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the rules and regulations thereunder, which provisions may limit the timing of purchases and sales of any of the shares by the Selling Holders or any other person. The foregoing may affect the marketability of such shares and the ability of any person or entity to engage in market-making activities with respect to such shares.

The Company entered into a registration rights agreement (the “Registration Rights Agreement”) pursuant to which it agreed to use its reasonable best efforts to register the Private Placement Shares and Private Placement Warrants, and to file any reports required to be filed by it under the Securities Act and the Exchange Act, as the holders of the Private Placement Shares and Private Placement Warrants may reasonably request, to enable such holders to sell the Private Placement Shares and Private Placement Warrants without registration under the Securities Act within the limitation of the exemptions provided by Rule 144 under the Securities Act.

Each of F. Jacob Cherian, Suhel Kanuga, Kishore Mirchandani and Lawrence Burstein held our issued and outstanding shares of common stock and warrants immediately prior to our IPO and are entitled to registration rights pursuant to the Registration Rights Agreement.  In addition, pursuant to an escrow agreement entered into by each of F. Jacob Cherian, Suhel Kanuga, Kishore Mirchandani, Lawrence Burstein, Gul Asrani, Sarat Sethi and C.P. Krishnan Nair with third parties, Messrs. Cherian, Kanuga, Mirchandani, Burstein, Asrani, Sethi and Nair deposited at least an aggregate of 1,375,197 shares of common stock with an escrow agent to be held for six months until July 21, 2008. Following the escrow term, these securities shall be distributed to Messrs. Cherian, Kanuga, Mirchandani, Burstein, Asrani, Sethi and Nair, to certain affiliated and non-affiliated purchasers in the Private Placement, and to certain third parties that have entered into share redistribution agreements with each of Messrs. Cherian, Kanuga, Burstein, Mirchandani and Sethi.  Certain other third parties may exercise their options to receive a distribution of such securities pursuant to the share redistribution agreements.  For additional information regarding the escrow agreement and the share redistribution agreements, please see “Certain Relationships and Related Transactions” below.

Pursuant to the share redistribution agreements, Messrs. Cherian, Kanuga and Burstein shall assign to such third parties their rights under the Registration Rights Agreement.  Under the Registration Rights Agreement, we agreed to use our reasonable best efforts to register shares of common stock, warrants and the shares of common stock underlying the warrants owned by these third parties and Messrs. Cherian, Kanuga, Mirchandani and Burstein.  We are only required to use our best efforts to cause a registration statement relating to the resale of such securities to be declared effective and, once effective, only to use our best efforts to maintain the effectiveness of the registration statement. The holders of warrants do not have the rights or privileges of holders of our common stock or any voting rights until such holders exercise their respective warrants and receive shares of our common stock. We will bear the expenses incurred in connection with the filing of any registration statements, which are expected to be approximately $450,000.  For additional information regarding the Registration Rights Agreement, please see “Capital Stock, Long-Term Debt, and Other Securities — Registration Rights” below.

The outstanding Units were issued through the Company’s IPO at $8.00 per Unit. The outstanding shares of common stock (other than those underlying the Units) were issued through private placements at $0.01 per share. The outstanding warrants (other than those underlying the Units) were issued through private placements at $1.00 per warrant and are exercisable at $6.00 each. On January 23, 2009, the last reported sale price of a share of our common stock on The NASDAQ Capital Market was $0.75. Accordingly, there will be no dilution to our existing stockholders until such time as the warrants or warrants underlying the UPO or units are exercised. The potential dilution to stockholders resulting from issuances reflected in the Company’s net asset value per share of common stock, which at January 16, 2009 was $3.40, based on net assets of approximately $27,930,188.26 and cash on hand of $1,536,938.43. Accordingly, there will be no dilution to our existing stockholders until such time as the warrants underlying the UPO or Units are exercised.

14

SELLING HOLDERS

Below is information with respect to the number of Private Placement Shares and Private Placement Warrants owned by the Selling Holders. The Selling Holders may offer the Private Placement Shares or Private Placement Warrants for resale from time to time. See “Plan of Distribution.”

Unless otherwise indicated, to our knowledge, each Selling Holder listed below has sole voting and investment power with respect to the shares beneficially owned by such Selling Holder, except to the extent authority is shared by spouses under applicable law. Except as otherwise indicated, to our knowledge, none of the Selling Holders listed below has, or has had within the past three years, any position, office or other material relationship with us or any of our predecessors or affiliates, other than their ownership of shares described below. The information regarding the identity of the Selling Holders and their affiliates, other than current officers and Directors of the Company, including the beneficial ownership of our shares of common stock and warrants, is based solely on information provided by or on behalf of the Selling Holders.

Name	Securities Owned Prior to this Offering		Securities Offered Hereby(1)		Securities Owned and Ownership Percentage After Effectiveness of this Registration Statement(2)		Securities Owned and Ownership Percentage After this Offering(3)		Securities Owned and Ownership Percentage if All Securities Offered Hereby are Sold
	Warrants	Common Stock(4)	Warrants	Common Stock(5)	Common Stock(5)	Percentage	Common Stock(5)	Percentage	Common Stock(5)	Percentage
Andrew (Indru) Kirpalani(6)	225,000	65,170	225,000	290,170	290,170	1.6%	290,170	3.4%	0	0%
Anthony G. Polak “S”*	50,000	12,119	50,000	62,119	62,119	0.3%	62,119	0.8%	0	0%
Anthony G. Polak*	50,000	12,119	50,000	62,119	62,119	0.3%	62,119	0.8%	0	0%
C.P. Krishnan Nair(6)	25,000	24,067	25,000	49,067	49,067	0.3%	49,067	0.6%	0	0%
Chandru Jagwani(6)	62,500	35,742	50,000	73,242	98,242	0.5%	98,242	1.2%	25,000	0.3%
Daulat Dipshan(6)	—	11,123	—	11,123	11,123	0.1%	11,123	0.1%	0	0%
David Greenberg	50,000	12,119	50,000	62,119	62,119	0.3%	62,119	0.8%	0	0%
Domaco Venture Capital Fund	50,000	12,119	50,000	62,119	62,119	0.3%	62,119	0.8%	0	0%
F. Jacob Cherian(7)(8)(9)(10)	191,000	265,304	191,000	456,304	456,304	2.4%	456,304	5.4%	0	0%
Frederick Polak “S”	50,000	12,119	50,000	62,119	62,119	0.3%	62,119	0.8%	0	0%
Gul Asrani(7)	—	18,008	—	18,008	18,008	0.1%	18,008	0.2%	0	0%
Jagram Associates LLC(11)	100,000	24,237	100,000	124,237	124,237	0.7%	124,237	1.5%	0	0%
John F. Cattier	25,000	6,059	25,000	31,059	31,059	0.2%	31,059	0.4%	0	0%
Kishore Mirchandani(9)(12)(13)	191,000	265,304	191,000	456,304	456,304	2.4%	456,304	5.4%	0	0%
Kurian Abraham	—	11,123	—	11,123	11,123	0.1%	11,123	0.1%	0	0%
Lawrence Burstein(15)	117,000	88,452	117,000	205,452	205,452	1.1%	205,452	2.5%	0	0%
Margery Braver	—	6,059	—	6,059	6,059	**	6,059	0.1%	0	0%
Margery Braver, Pershing LLC as Custodian	25,000	—	25,000	25,000	25,000	0.1%	25,000	0.3%	0	0%
Mohan Chattaram	50,000	12,119	50,000	62,119	62,119	0.3%	62,119	0.8%	0	0%
Norman Leben	50,000	14,119	50,000	64,119	64,119	0.3%	64,119	0.8%	0	0%
Paul Westra	50,000	12,119	50,000	62,119	62,119	0.3%	62,119	0.8%	0	0%
Ronald M. Lazar*	—	12,119	—	12,119	12,119	0.1%	12,119	0.1%	0	0%
IRA FBO Ronald M. Lazar, Pershing LLC as Custodian*	50,000	—	50,000	50,000	50,000	0.3%	50,000	0.6%	0	0%
R.D. Hariani(6)	—	11,123	—	11,123	11,123	0.1%	11,123	0.1%	0	0%
Richard Braver	—	8,483	—	8,483	8,483	**	8,483	0.1%	0	0%
Richard Braver, Pershing LLC as Custodian	35,000	—	35,000	35,000	35,000	0.2%	35,000	0.4%	0	0%
Richard Harriton	50,000	12,119	50,000	62,119	62,119	0.3%	62,119	0.8%	0	0%
RL Capital Partners, L.P.*(16)	250,000	60,593	250,000	310,593	310,593	1.7%	310,593	3.7%	0	0%
Sarat Sethi(17)	100,000	36,438	100,000	136,438	136,438	0.7%	136,438	1.6%	0	0%
Steven C. Millner	50,000	14,119	50,000	64,119	64,119	0.3%	64,119	0.8%	0	0%
Suhel Kanuga(7)(9)(10)(14)	191,000	265,304	191,000	456,304	456,304	2.4%	456,282	5.4%	0	0%
Unity Venture Capital Associates, Ltd.(18)	75,000	10,000	75,000	85,000	85,000	0.5%	85,000	1.0%	0	0%
Venu Krishnan(6)	—	11,123	—	11,123	11,123	0.1%	11,123	0.1%	0	0%
Vijay Panjabi(6)	—	11,123	—	11,123	11,123	0.1%	11,123	0.1%	0	0%
Wild Meadows Investments, LLC(19)	50,000	12,119	50,000	62,119	62,119	0.3%	62,119	0.8%	0	0%

15

Name	Securities Owned Prior to this Offering		Securities Offered Hereby(1)		Securities Owned and Ownership Percentage After Effectiveness of this Registration Statement(2)		Securities Owned and Ownership Percentage After this Offering(3)		Securities Owned and Ownership Percentage if All Securities Offered Hereby are Sold
	Warrants	Common Stock(4)	Warrants	Common Stock(5)	Common Stock(5)	Percentage	Common Stock(5)	Percentage	Common Stock(5)	Percentage
William Feldman	50,000	12,144	50,000	62,144	62,144	0.3%	62,144	0.8%	0	0%
Bulldog Investors General Partnership	—	72,000	—	72,000	72,000	0.4%	72,000	0.9%	0	0%
Ibis Asia Fund L.P.(20)	15,000	90,700	—	27,000	105,700	0.6%	105,700	1.3%	78,700	1%
White Sand Investor Group	—	75,000	—	22,500	75,000	0.4%	75,000	0.9%	52,500	0.6%
EagleRock Master Fund, L.P.(21)	13,880	67,501	—	10,800	81,381	0.4%	81,381	1.0%	70,581	0.9%
EagleRock Institutional Partners, L.P.(21)	20,775	258,751	—	25,200	279,526	1.5%	279,526	3.4%	254,326	3.1%
Hound Partners, LP†(22)	533,592	375,061	—	39,699	908,653	4.9%	908,653	10.4%	868,954	10.5%
Hound Partners Offshore Fund, LP†(22)	676,093	475,225	—	50,301	1,151,318	6.2%	1,151,318	12.9%	1,101,017	13.3%
Iridian Opportunity Master Fund, Ltd. (23)	33,640	26,608	—	26,608	60,248	0.3%	60,248	0.7%	33,640	0.4%
The Alternative Fund LLC	1,870	1,487	—	1,487	3,357	**	3,357	**	1,870	**
GPC 67, LLC*(24)	9,990	7,905	—	7,905	17,895	0.1%	17,895	0.2%	9,990	0.1%
MLR Capital Offshore Master Fund, Ltd.(25)	247,215	537,681	—	72,000	784,896	4.2%	784,896	9.3%	712,896	8.7%
Locus India Hybrid Fund Limited(26)	50,000	278,200	—	22,500	328,200	1.8%	328,200	4.0%	305,700	3.7%
Dekko Foundation(27)	—	14,552	—	3,852	14,552	0.1%	14,552	0.2%	10,700	0.1%
Schlumberger Group Trust(28)	—	46,764	—	46,764	46,764	0.2%	46,764	0.6%	0	0%
Ionic Capital Master Fund Ltd.† (29)	229,924	367,200	—	97,200	597,124	3.2%	597,124	7.1%	499,924	6.0%
ICM Business Trust(29)	78,651	367,200	—	97,200	445,851	2.4%	445,851	5.4%	348,651	4.2%
Fir Tree Value Master Fund, LP(30)	480,500	1,227,600	—	126,000	1,708,100	9.1%	1,708,100	19.6%	1,582,100	19.2%

(1)	Reflects securities obtained from the private placement prior to our IPO and not through purchases on the open market. Please see “Plan of Distribution — Private Placements” above.
(2)
The Common Stock numbers and percentages listed under “Securities Owned and Ownership Percentage After Effectiveness of this Registration Statement” represent all of the shares that the Selling Holders may offer in this Prospectus.  This information assumes the exercise of all warrants and the UPO.

(3)
The Common Stock numbers and percentages listed under “Securities Owned and Percentage Ownership After This Offering” represent all of the shares that the Selling Holders may offer in this Prospectus. This information assumes that each Selling Holder exercises all of his, her or its warrants. We are unable to determine the exact number of shares that will actually be sold. We do not know how long the Selling Holders will hold the shares before selling them. Other than the Registration Rights Agreement, we currently have no agreements, arrangements or understandings with the Selling Holders regarding the sale of any of their shares.

(4)	Does not include shares of common stock that can be acquired upon the exercise of outstanding warrants.
(5)	Includes shares of common stock that can be acquired upon the exercise of outstanding warrants and stock options.
(6)	Formerly a Special Advisor of the Company.
(7)	Member of the Board of Directors of the Company.
(8)	Chairman and Chief Executive Officer of the Company.
(9)	37,124 shares are subject to an agreement with Sapling, LLC, and 647 shares are subject to an agreement with Employee Benefit Small Cap/Sudan.
(10)	Includes 52,270 shares subject to options exercisable by Ionic Master Fund Ltd. and ICM Business Trust by July 17, 2009.
(11)	Chandru Jagwani and Kavita Ramnani share voting and investment control over these securities.
(12)	Formerly Chairman of the Board of Directors of the Company.
(13)	Formerly a member of the Board of Directors of the Company.
(14)	President, Chief Financial Officer, Chief Compliance Officer, Principal Accounting Officer, Principal Financial Officer, Treasurer, and Secretary of the Company.
(15)
12,935 shares are subject to an agreement with Sapling, LLC, and 225 shares are subject to an agreement with Employee Benefit Small Cap/Sudan. Includes 19,957 shares subject to options exercisable by Ionic Master Fund Ltd. and ICM Business Trust by July 17, 2009.

(16)
Ronald M. Lazar and Anthony G. Polak share voting and investment control over these securities. Each of Mr. Lazar and Mr. Polak is a registered investment advisor representative employed by Maxim Group LLC, a registered broker-dealer.

(17)
1,707 shares are subject to an agreement with Sapling, LLC, and 30 shares are subject to an agreement with Employee Benefit Small Cap/Sudan. Includes 2,634 shares subject to options exercisable by Ionic Master Fund Ltd. and ICM Business Trust by July 17, 2009.

(18)
Unity Venture Capital Associates Ltd. is a private investment company of which Lawrence Burstein is President and a principal stockholder. Mr. Burstein exercises sole voting and investment control over these securities.

(19)	Todd Snyder exercises sole voting and investment control over these securities.
(20)	Joseph D’Ambrosio and Michael Onghai share voting and investment control over these securities.
(21)	Nader Tavakoli exercises sole voting and investment control over these securities.
(22)	Hound Performance, LLC exercises sole voting and investment control over these securities.
(23)	Iridian Asset Management LLC exercises sole voting and investment control over these securities.
(24)
Guggenheim Advisors, LLC (“GA”) and Jeffrey Silver, in his capacity as a portfolio manager employed by Iridian Asset Management LLC (“Iridian”), share voting and investment control over these securities. Each of GA, Iridian and Mr. Silver disclaims beneficial ownership of these securities.

(25)	MLR Capital Management, LLC exercises sole voting and investment control over these securities.
(26)	Locus Investment Group exercises sole voting and investment control over these securities.
(27)
Paradigm Capital Management, Inc. exercises sole voting and investment control over these securities. Paradigm Capital Management, Inc. may be deemed to beneficially own the shares of common stock held by Dekko Foundation as a result of being the investment manager of Dekko Foundation.

(28)	Schlumberger Group Trust is a subsidiary of Schlumberger Limited, a publicly-held entity.
(29)
Upon the redistribution and release of shares of common stock held in escrow pursuant to certain share redistribution agreements discussed below in “Certain Relationships and Related Transactions — Share Redistribution Agreements” each of Ionic Capital Master Fund Ltd. and ICM Business Trust will be able to exercise 97,200 options, respectively, for an aggregate of 194,400 shares of common stock, pursuant to their share redistribution agreements. Ionic Capital Partners LP (“ICP”) is the investment advisor of Ionic Capital Master Fund Ltd. (the “Master Fund”) and ICM Business Trust (the “Trust”) and consequently has voting and investment control over securities held by the Master Fund and securities held by the Trust. Ionic Capital Management LLC (“ICM”) controls ICP. Bart Baum, Adam Radosti and Daniel Stone collectively control ICM and therefore have ultimate voting and investment control over securities held by the Master Fund and securities held by the Trust. ICP, ICM, and Messrs. Baum, Radosti and Stone each disclaim beneficial ownership of the securities held by the Master Fund and securities held by the Trust except to the extent of their respective pecuniary interest therein.

(30)
Sapling, LLC has the right to receive an aggregate of 126,000 shares pursuant to an agreement with certain officers, directors and former directors of the Company. Fir Tree, L.L.C. is the general partner of Fir Tree Value Master Fund, LP, a Cayman Islands exempted limited partnership (“Fir Tree Value”). Camellia Partners, LLC is the general partner of Fir Tree Capital Opportunity Master Fund, LP, a Cayman Islands exempted limited partnership (“Fir Tree Capital Opportunity”). Fir Tree, Inc. is the investment manager of both Fir Tree Value and Fir Tree Capital Opportunity. Fir Tree, L.L.C., Fir Tree, Inc. and Camellia Partners, LLC hold indirectly the Common Stock through the accounts of Fir Tree Capital Opportunity and Sapling LLC, of which Fir Tree Value is the sole member. Jeffrey Tannenbaum is the principal of Fir Tree, L.L.C., Fir Tree, Inc. and Camellia Partners, LLC, and Andrew Fredman is another principal of Camellia Partners, LLC.

*
The Selling Holder is or may be an affiliate of a registered broker-dealer. We have been informed by the Selling Holder that such Selling Holder acquired the securities offered by this Prospectus for its own account in the ordinary course of business, and that, at the time it acquired the securities, it had no agreement or understanding, direct or indirect, with any person to distribute the securities to be registered.

**	Less than 0.1%.
†	Due to their securities ownership, these Selling Holders may be considered affiliates of the Company. See “Control Persons and Principal Holders of Securities.”

16

USE OF PROCEEDS

This Prospectus relates to, among other things, (i) up to 7,250,000 shares of our common stock issuable upon the exercise of Public Warrants, (ii) up to 1,812,500 shares of Private Placement Shares and 2,250,000 Private Placement Warrants and the 2,250,000 shares of common stock underlying the Private Placement Warrants, and (iii) a UPO exercisable for 500,000 Units, consisting of 500,000 shares of common stock and 500,000 UPO Warrants and the 500,000 shares of common stock underlying the UPO Warrants.  The exercise price of the UPO is $10.80 per Unit.  The exercise price of the Public Warrants, UPO Warrants and Private Placement Warrants is $6.00 per share. As long as the Private Placement Warrants are held by the Selling Holders, they may be exercised on a cashless basis, such that in lieu of paying the aggregate exercise price for the shares of common stock being purchased upon exercise of the Private Placement Warrant in cash, the holder will relinquish a number of shares underlying the warrant with a market value equal to such aggregate exercise price.  The Units underlying the UPO will be exercisable in whole or in part, solely at the holder’s discretion, commencing on January 21, 2008 and expiring on July 19, 2011.  The UPO is exercisable at a price of $10.80 per Unit.  The UPO may be exercised for cash or on a “cashless” basis, at the holder’s option, such that the holder may use the appreciated value of the UPO (the difference between the exercise price of the UPO and the market price of the securities underlying the Units) to exercise the UPO without the payment of any cash.  Accordingly, we would not receive additional proceeds from the resale of the Private Placement Shares or to the extent the Private Placement Warrants and the UPO are exercised on a cashless basis.  See “Selling Holders”, above, for additional information.  The proceeds we receive from the exercise of the Public Warrants will depend on how many Public Warrants are exercised. If all the Public Warrants are exercised, we would receive gross proceeds of $43,500,000. If the UPO is exercised, the proceeds we receive from the exercise of the UPO Warrants will depend on how many UPO Warrants are exercised.  If all the UPO Warrants are exercised, we would receive proceeds of $3,000,000.  In the aggregate we could receive gross proceeds of $46,500,000.

We intend to use the net proceeds received upon the exercise of the warrants to:

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make investments consistent with our investment objective, depending on the availability of attractive investment opportunities and market conditions, including potential follow-on investments in Global Depositary Receipts or other securities issued by the SMC Group; and

•	for general corporate purposes.

Pending the uses described above, we intend to invest the net proceeds of any exercise of warrants and/or UPO in cash, cash equivalents, U.S. government securities or high-quality debt securities maturing in one year or less from the time of investment. We currently anticipate that substantially all of the net proceeds of any exercise of warrants and/or UPO will be used, as described above, within six months.

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THE COMPANY

General

The Company was a blank check company organized as a corporation under the laws of the State of Delaware on March 15, 2006.  On December 20, 2007 the Company registered under the 1940 Act as a closed-end, non-diversified management investment company.

Investment Objectives and Policies

Investment Objective

The Company holds a minority interest in the securities of the SMC Group. The Company may acquire securities in other Indian companies or in instruments that have similar economic characteristics, and may also acquire follow-on investments in Global Depositary Receipts or other securities issued by the SMC Group.

Investment Policies

Under normal market conditions, the Company will invest at least 80% of the value of its Assets in equity securities of Indian companies or instruments that have similar economic characteristics. “Assets” means net assets, plus the amount of borrowings for investment purposes. An Indian company is any company: that is organized under the laws of, or has a principal office in India; the principal securities market for which is India; that derives at least 50% of its total revenues or profits from goods that are produced or sold, investments made, or services performed in India; or at least 50% of the assets of which are located in India. Securities in which the Company can invest may include common stocks, preferred stocks, convertible securities, depositary receipts, rights, warrants to buy common stocks, privately placed securities and fixed-income or other debt securities.  The Company’s 80% policy may be changed by the Board of Directors without stockholder approval. However, the Company will provide stockholders with written notice at least 60 days prior to a change in its 80% investment policy.

On May 12, 2007, the Company entered into two substantially identical share subscription agreements to acquire a 14.90% equity interest in each of SMC and SAM for the aggregate fixed sum of 1,638,996,077 Indian rupee (“INR”), or approximately $41.51 million at an exchange rate of $1.00=INR 39.48 as of December 18, 2007.

While Indian laws do not prohibit the acquisition of a greater than 15% interest in SMC and SAM, an acquisition of a greater than 15% interest in these entities would have presented severe obstacles to completing the share purchase transactions.  Indian regulations require every company or person acquiring 15% or more of the share capital of a listed Indian company to announce an open offer, within 4 days of signing the definitive acquisition agreement, to buy at least an additional 20% of the share capital from the target company’s public shareholders.  The offer has to be commenced between 49 and 59 days after signing the definitive acquisition agreement, must be kept open for 20 days, and payment for the shares so purchased must be made between 79 and 94 days after the signing.  The shares of SMC and SAM are listed, albeit not traded, on the New Delhi Stock Exchange and Gauhati Stock Exchange, respectively.  If the Company had decided to acquire 15% or more of the SMC Group, the Company would have been required to commence the open offer by July 10, 2007, or 59 days after May 12, 2007, the date that the share subscription agreements were signed, and make payment under the offer by August 14, 2007.  On September 30, 2007, the Company had approximately $637,000 in cash outside of the trust account and thus available to pay for the shares acquired in the open offer.  Had a more than insignificant number of SMC’s and SAM’s shareholders decided to accept the open offer, the Company would not have been able to fund the purchase of such shareholders’ shares without additional financing.  The Company calculated that the funds required to be able to conduct an open offer for 20% of SMC’s and SAM’s shares would have amounted to approximately $55 million.  The Company therefore decided to limit its initial investment in the SMC Group to 14.9%.

In addition, under the terms of the share subscription agreements, consummation of the share purchase transactions was subject to a number of conditions, including approvals from Indian regulatory authorities, receipt of the affirmative vote of the holders of a majority of shares of the Company’s publicly-listed common stock and holders of no greater than 19.99% of shares of the Company’s publicly-listed common stock would vote against such transactions

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and exercise their right to convert their shares into a pro rata portion of the trust fund that contained substantially all of the net proceeds from the Company’s initial public offering.  The Company obtained the required vote at a special meeting held January 17, 2008.

A further condition to the consummation of the share purchase transactions was entry into two substantially identical shareholders agreements with the shareholders of SMC and SAM, respectively, governing the relationship among the shareholders of SMC and SAM, respectively, and between each of those companies and its respective shareholders.  The shareholder agreements provide the Company with several rights after the closing of the transaction, among them the right to designate one member to each of SMC’s and SAM’s board of directors and the right of approval over a number of specified matters relating to the governance of the SMC Group and the course of conduct of its business.  The Company also has the right of approval over any new issuances of the SMC Group’s equity securities until the later of two years after closing the transactions or the date on which the SMC Group initially lists its shares on the Bombay or National Stock Exchange.

On January 21, 2008, the Company completed the acquisition of a 14.75% equity interest in each of SMC and SAM for an aggregate consideration of $46,695,823.  After payment of expenses and certain share redemptions, approximately $2,084,404 million remained invested in cash or cash equivalents as of July 17, 2008.  Also in connection with the acquisition, Suhel Kanuga, President, Chief Financial Officer, Chief Compliance Officer, Principal Accounting Officer, Principal Financial Officer, Treasurer, Secretary and Director of the Company, and F. Jacob Cherian, Chairman, Chief Executive Officer and Director of the Company, became members of the Board of Directors of SAM and SMC, respectively.

In order to complete the transactions, the Company obtained from the SEC an exemption from the restrictions under Section 12(d)(3) of the 1940 Act permitting the Company to invest in issuers providing securities-related services such as SMC and SAM.

The Fund is subject to certain fundamental investment restrictions that may not be changed without the approval of the holders of a majority of the Fund’s outstanding voting securities (in the event that the Fund issues preferred shares, changes in investment restrictions would also require approval by a majority of the outstanding preferred shares, voting as a separate class).  Please see “Fundamental Investment Restrictions” in the Fund’s Statement of Additional Information (“SAI”).

RISK FACTORS

This section discusses the risk factors that relate to an investment in the Company, including risks that the Company incurs directly as a result of its investment in equity shares of the SMC Group.  You should carefully consider all of the material risks described below.  If any of the following risks materialize, the Company’s business, results of operations and financial condition could materially suffer, the trading price of the Company’s securities could decline, and you may lose all or part of your investment.

Risks related to the Company

As an investment company under the 1940 Act, we will not be able to continue our business as previously contemplated because we are subject to restrictions on our capital structure and our ability to engage in future transactions such as mergers or buyouts.

As a registered investment company, we are subject to the 1940 Act and the related rules, which contain detailed requirements for the organization and operation of investment companies. Among other things, the 1940 Act and the rules thereunder impose restrictions on the nature of our investments, limit or prohibit transactions with affiliates, impose limitations on the issuance of debt and equity securities, generally prohibit the issuance of options, impose governance requirements, limit permissible borrowings and impose other restrictions on capital structure, require assets to be placed with an approved custodian, and place limitations on our ability to engage in future transactions such as mergers or buyouts, and to compensate key employees. Under Section 10 of the 1940 Act, we are required to have a board of directors comprising at least 40% disinterested directors, that among other responsibilities will hire officers, review and approve various policies, transactions and agreements, and hire auditors. In addition, we will provide stockholder reports on an annual and semi-annual basis pursuant to the 1940 Act and will no longer file

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quarterly reports on Form 10-Q, as we previously did.  We have undertaken, however, to file and furnish quarterly financial statements of SMC and SAM on a quarterly basis on Form 8-K. Quarterly statements that the Company will file will have been neither audited nor reviewed by an auditor.  Forms 8-K with such unaudited quarterly financial statements of SMC and SAM will generally be filed more than 45 days after the end of SMC’s and SAM’s applicable fiscal quarter, and therefore information will not be available to investors as promptly as if SMC and SAM were filing quarterly reports on Form 10-Q.  Forms 8-K with audited annual financial statements of SMC and SAM will generally be filed more than 90 days after the end of SMC’s and SAM’s fiscal year, and therefore information will not be available to investors as promptly as if SMC and SAM were filing annual reports on Form 10-K.

In addition, as a closed-end investment company, the market price of our common stock may be below the net asset value of our common stock. Net asset value per share is the value of all our assets, minus any liabilities, divided by the number of outstanding shares of common stock.  All or substantially all of our assets consist of our investments in the equity shares of SMC and SAM, which are listed on the New Delhi stock exchange and Gauhati stock exchange, respectively, but are not traded.  Therefore, we will not be able to use market quotations to determine the value of such equity shares.  Since we closed our IPO, our stock has been discounted in the market and it may continue to be discounted.

Exercise of Warrants-Absence of Current Registration Risk.

No warrants will be exercisable unless at the time of exercise a prospectus relating to common stock issuable upon exercise of the warrants is current and the common stock has been registered or qualified or deemed to be exempt under the securities laws of the state of residence of the holder of the warrants. Under the terms of the warrant agreement, we have agreed to meet these conditions and use our best efforts to maintain a current prospectus relating to common stock issuable upon exercise of the warrants until the expiration of the warrants. However, we cannot assure you that we will be able to do so.  The warrants may be deprived of any value and the market for the warrants may be limited if the prospectus relating to the common stock issuable upon the exercise of the warrants is not current or if the common stock is not qualified or exempt from qualification in the jurisdictions in which the holders of the warrants reside.

Non-diversified Fund Risk.

Because the Company is a non-diversified fund, it may invest a greater percentage of its assets in a particular issuer or group of issuers than a diversified fund would. Currently, the Company invests substantially all of its assets in securities of SMC Group.  This increased concentration in fewer issuers may result in the Company’s shares being more sensitive to economic results of those issuing the securities. Furthermore, the Company does not intend to satisfy the diversification requirements associated with being a regulated investment company (“RIC”) under the Internal Revenue Code (as described further in “Tax Status” in the SAI).  To the extent that we assume large positions in the securities of a small number of issuers, our net asset value may fluctuate to a greater extent than that of a diversified investment company as a result of changes in the financial condition or the market’s assessment of the issuer or a downturn in any particular industry. We may also be more susceptible to any single economic or regulatory occurrence than a diversified investment company.

We have a limited operating history.

The Company was a blank check company organized as a corporation under the laws of the State of Delaware on March 15, 2006.  On December 20, 2007 the Company registered under the 1940 Act as a closed-end, non-diversified management “investment company” and on January 21, 2008 we completed the acquisition of a 14.75% interest in the SMC Group.  We have a limited operating history. As a result, we have limited operating results which demonstrate our ability to manage our business. We are subject to all of the business risks and uncertainties associated with any new business enterprise, including the risk that we will not achieve our investment objective and that the value of your investment in us could decline substantially. The Company has limited experience operating as a registered investment company and is subject to numerous constraints imposed by the 1940 Act.  Such constraints may hinder our ability to take advantage of attractive investment opportunities, and, as a result, achieve our investment objective.

Our management team has limited experience managing a closed-end management investment company.

The 1940 Act imposes numerous constraints on the operations of closed-end management investment companies. See “Regulation of the Fund as an Investment Company” in our SAI. Our management team’s limited experience in managing a portfolio of assets under such constraints may hinder our ability to take advantage of attractive investment opportunities and, as a result, achieve our investment objective. Furthermore, any failure to comply with the requirements imposed on closed-end management investment companies by the 1940 Act could cause the SEC to bring an enforcement action against us and/or expose us to claims of private litigants.

We are dependent upon senior management for our future success, and if we lose any member of our senior management team, our ability to achieve our investment objective could be significantly harmed.

We depend on the members of our senior management, Messrs. Cherian and Kanuga, for the identification, final selection, structuring, closing and monitoring of our investments. These employees have critical industry experience and relationships that we rely on to implement our business plan. Our future success depends on the continued service of our senior management team and our Board of Directors. The departure of any of the members of our senior management could have a material adverse effect on our ability to achieve our investment objective.

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As a result, we may not be able to operate our business as we expect, and our ability to compete could be harmed, which could cause our operating results to suffer.

In addition, Messrs. Cherian and Kanuga are members of the board of directors of SMC and SAM, respectively.  As such, they owe fiduciary duties to the Company, SMC and SAM, which may give rise to conflicts of interest.  Furthermore, they will inevitably be the recipients of material non-public or confidential information, trade secrets or other proprietary information concerning SMC and SAM, which they may be unable to disclose to the Company’s public shareholders, due to confidentiality obligations and fiduciary duties.

Our portfolio investments for which there is no readily available market, including our equity investment in SMC Group, are recorded at fair value as determined in good faith by our officers pursuant to procedures approved by our Board of Directors. As a result, there is uncertainty as to the value of these investments.

Substantially all of our assets are invested in securities of SMC and SAM, which are listed, but not traded on the New Delhi Stock Exchange and Gauhati Stock Exchange, respectively.  Therefore, the value of these securities is not readily determinable. We value these securities at fair value as determined in good faith by the Fund’s officers pursuant to procedures approved by our Board of Directors. The Board of Directors has delegated the oversight of the implementation of the valuation procedures to its Valuation Committee, and delegated to the Fund’s officers the responsibility for valuing the Fund’s assets and calculating the Fund’s net asset value in accordance with the valuation procedures. The Fund’s officers have formed a Pricing Committee to discharge certain of its responsibilities with respect to valuation.  Our Board of Directors may utilize the services of an independent valuation firm to aid it in determining fair value. Because of the inherent uncertainty of determining the fair value of investments that do not have a readily available market value, the fair value of our investments determined under our procedures may differ significantly from the values that would have been used had a ready market existed for the investments or from the values that would have been placed on our assets by other market participants, and the differences could be material.

We calculate the net asset value of our shares more infrequently than most investment companies.

As discussed further under “Net Asset Value”, we determine the NAV per share of our common stock as frequently as the Valuation Committee shall decide, but in no event less than quarterly. NAV is determined on days selected by management’s Pricing Committee and on which the New York Stock Exchange is open.  As a result, there may be a risk, if the Valuation Committee does not redetermine our NAV per share frequently enough, that our actual net asset value may deviate from that determined by the Valuation Committee.  In addition, as discussed elsewhere in this prospectus and in the risk factor above, our equity investment in SMC Group is recorded at fair value as determined in good faith by our officers pursuant to procedures approved by our Board of Directors.  As a result, there is uncertainty as to the value of these investments.  There is a risk that, if the NAV per share as determined by the Valuation Committee is inaccurate or has not been updated frequently enough that we may inadvertently sell our shares at below NAV.

Our executive officers and members of our Board of Directors have substantial ownership in us, which could limit your ability to influence the outcome of key transactions, including a change of control. In addition, some of our stockholders may have interests in the Company that differ from yours.

Executive officers and members of the Board of Directors of the Company beneficially owned as of December 31, 2008, in the aggregate, approximately 8.04% of the outstanding shares of our common stock. Our Board of Directors must approve of the acquisition and disposition of our investments. As a result, these individuals may be able to exert influence over our management and policies. Affiliates of the Company may also acquire additional shares of our equity securities in the future. This concentration of ownership may have the effect of delaying, preventing or deterring a change of control of our Company, deprive our stockholders of an opportunity to receive a premium for their common stock as part of a sale of our Company or may ultimately affect the market price of our common stock. Messrs. Cherian and Kanuga, who are stockholders in the Company, are also employed by the Company. As a result, they may have interests in the Company that differ from yours as a stockholder of the Company.

The Company will be taxable as a regular U.S. corporation and may be subject to special U.S. tax rules with respect to its investments in Indian companies.

The Company is not eligible to elect to be treated as a RIC, and accordingly it is treated as a regular corporation for U.S. federal income tax purposes. As a result, the Company is generally subject to federal income tax on its taxable income at the graduated rates applicable to corporations (currently, the maximum corporate federal income tax rate is 35%).  In addition, it is possible that the Company’s investments in Indian companies may be (or may in the future become) subject to special U.S. tax rules under which the Company could be required to recognize taxable income prior to its receipt of cash from such investments, or to pay additional taxes or charges upon its receipt of distributions or realization of gains from such investments.  Please see the SAI under “Tax Status” for further information.

Returns on investment in Indian companies may be decreased by withholding and other taxes.

Our investments in India will incur tax risk unique to investment in India and in developing economies in general.  Income (including capital gains) from the Company’s investments in India may be subject to withholding or other taxes imposed by that country.  Under treaties with India and local Indian income tax law, income is generally sourced in India and subject to Indian tax if paid from India.  This is true whether or not the services or the earning of the income would normally be considered as from sources outside India in other contexts.  Income tax treaties with India may be available to reduce Indian withholding or other taxes that may be imposed.  However, there is no assurance that treaty relief will be available or that the Indian tax authorities will recognize application of such treaties with respect to amounts paid to or for the benefit of the Company.  Moreover, Indian taxes paid by, or

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withheld from amounts payable to, the Company with respect to income (or gains) from investments in India may not be creditable against the Company’s U.S. federal income tax liability, which could result in double taxation of such income or gains.  Please see the SAI under “Tax Status” for further information.

The Company may be unable to keep abreast of Indian regulatory and legislative pronouncements.

Many emerging market countries, including India, suffer from greater uncertainty in their legal frameworks than in more developed countries.  Legislation may be difficult to interpret and laws may be too new to provide any precedential value.  In addition, the legislative process may be less transparent than in more developed countries. Laws regarding foreign investment and private property may be weak or non-existent. Sudden changes in government may result in policies which are less favorable to investors, such as policies designed to expropriate or nationalize “sovereign” assets.

We are dependent upon SMC and SAM providing us with material and financial information regarding their operations, and if they do not do so we will be unable to comply with our undertakings.

The Company has undertaken to file Forms 8-K furnishing (1) the quarterly and annual financial statements of SMC and SAM, translated into U.S. GAAP, that the Company receives from SMC and SAM; and (2) the other information concerning material occurrences that the Company receives from SMC and SAM pursuant to those certain Shareholders Agreements dated May 12, 2007 between the Company and each of SMC and SAM provided that the Company does not undertake to disclose  any non-public or confidential information, any trade secrets or any other proprietary information that the Company may learn from SMC or SAM either because one or more of its officers or designees are directors of SMC or SAM or for any other reason; and (3)(a) any material information that has been publicly disclosed by SMC or SAM pursuant to the Indian securities regulatory scheme or (b) such additional material information that would be required if the securities of SMC and SAM held by the Company were being registered under the Securities Act, if, and to the extent that SMC and SAM provide such additional material information to the Company. Quarterly statements that the Company will file pursuant to (1) above will have been neither audited nor reviewed by an auditor.  The Company has undertaken to file such Forms 8-K within five business days of the receipt in writing of such financial statements or material information from SMC and SAM.  This undertaking remains in effect so long as more than 25% of the Company’s net assets consist of securities of SMC and SAM on any day during the 30 days prior to the date we receive in writing such financial statements or material information from SMC and SAM.  However, the Company may be unable to comply with these undertakings if SMC and SAM do not provide the financial statements or material information as agreed.  SMC and SAM and the Promoters of SMC and SAM, as defined in the Shareholders Agreements, have agreed, among other things, to (1) furnish the Company with (a) the quarterly financial statements of SMC and SAM, respectively, prepared in accordance with the generally accepted accounting principles recommended by the Institute of Chartered Accountants of India and where there are no such principles recommended, the accounting principles accepted in India and consistently applied from period to period and through any period in accordance with past practices of SMC and SAM (“Indian GAAP”) duly translated as per U.S. GAAP within 42 days of the last day of each fiscal quarter; and (b) the annual financial statements of SMC and SAM, respectively, prepared in accordance with U.S. GAAP and audited by a Public Company Accounting Oversight Board top 6 accounting firm within 87 days of the last day of SMC’s or SAM’s, as applicable, financial year, so that we may file the same with the SEC; and (2) inform the Company of any and all material occurrences on an ongoing basis within 4 working days of such occurrence so that we may file the same with the SEC. This undertaking applies with respect to successors of SMC and SAM.

Risks related to the transactions in and ownership of SMC Group’s shares

The Company is subject to foreign currency risk in the valuation of its assets.

Although the Company will report its net asset value and pay any dividends in U.S. dollars, SMC Group shares are valued in Indian rupees. Therefore, when the Company values its ownership in SMC Group, it will be subject to foreign currency risk, which means that the Company’s net asset value could decline as a result of changes in the exchange rates between the Indian rupee and the U.S. dollar.

If one or more of our stockholders initiates a lawsuit against us alleging that the transactions are inconsistent with the disclosure in the prospectus relating to our initial public offering, we may be obligated to repurchase shares sold in our initial public offering (“IPO”) or to pay damages.

In the prospectus included in the registration statement we filed in connection with our IPO (File No. 333-133189), we stated that the Company was formed for the purpose of effecting “a merger, capital stock exchange, asset acquisition or other similar transaction with one or more businesses that have operations in India.”  The prospectus also referred to the potential business combination transaction as an “acquisition “ of an “operating business with primary operating activities in India.”  While our prospectus contemplated a variety of methodologies for consummating the business combination and did not exclude the possibility of acquiring an ownership interest of less than 50.1% in a target business, an investor may have understood the term “acquisition” to mean the acquisition of a controlling interest in a target business.  We acquired only a 14.75% interest in SMC and SAM.  In addition, our prospectus stated that our Board would not propose or seek stockholder approval of amendments to certain core provisions of our certificate of incorporation relating to the business combination.  At the special meeting, our Board amended the definition of the term “acquisition” to clarify that the term also includes the purchase of a minority interest in an operating business.

If one or more of our stockholders claim that our registration statement included an untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein not misleading, and decide to initiate a lawsuit against us on those grounds, we intend to defend ourselves vigorously.  If the stockholders were victorious in this litigation, we may be required to pay damages to them or to repurchase the shares we sold in our IPO at the original sale price, plus statutory interest from the date of sale. Furthermore, irrespective of the outcome of such litigation, we may incur significant legal expenses in defending the lawsuit and our management’s attention may be diverted as a result of the suit.

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If in the future 25% or less of our net assets consist of securities of SMC and SAM, we may no longer provide our stockholders with quarterly financial statements of SMC and SAM or with other material information on SMC and SAM.

As a registered investment company, we are no longer obligated to file quarterly reports on Form 10-Q.  We are undertaking, however, to file and furnish audited annual financial statements and quarterly financial statements of SMC and SAM on Form 8-K. Quarterly statements that the Company will file will have been neither audited nor reviewed by an auditor. This undertaking will apply only if more than 25% of our net assets consist of securities of SMC and SAM on any day during the 30 days prior to the date we receive such quarterly financial statements.  The Shareholders Agreements that we entered into with SMC and SAM in connection with the transactions require each of them to furnish quarterly financial statements.  This requirement will survive termination of the Shareholders Agreements until such time as we hold 7.451% or less of the issued and paid-up combined share capital of SMC and SAM.  In calculating this percentage, the share capital will be measured as of the date of the share purchase transactions. This undertaking applies with respect to successors of SMC and SAM.

We are also undertaking to file promptly current reports on Form 8-K furnishing either (a) any material information that has been publicly disclosed by SMC or SAM pursuant to the Indian securities regulatory scheme or (b) such additional material information that would be required if the securities of SMC and SAM held by the Company were being registered under the Securities Act, if, and to the extent that SMC and SAM provide such additional material information to the Company. This undertaking will apply only if more than 25% of our net assets consist of securities of SMC and SAM on any day during the 30 days prior to the day we receive the material  information.  The Shareholders Agreements require each of SMC and SAM to ensure that we are informed of any and all material occurrences on an ongoing basis.  This requirement will survive termination of the Shareholders Agreements until such time as we hold 7.451% or less of the issued and paid-up combined share capital of SMC and SAM.  In calculating this percentage, the share capital will be measured as of the date of the share purchase transactions. This undertaking applies with respect to successors of SMC and SAM.

Therefore, if in the future 25% or less of our net assets consist of securities of SMC and SAM, we may no longer provide our stockholders with annual and quarterly financial statements of SMC and SAM or with other material information on SMC and SAM on Form 8-K.

The SMC Group’s promoters will possess significant influence over virtually all matters requiring the approval of SMC Group shareholders, which will make it difficult for us to have any meaningful say in the outcome of shareholder votes.

Mr. S.C. Aggarwal and Mr. M.C. Gupta are the promoters of SMC and currently own an aggregate of 26.11% of SMC’s shares.  Mr. Ajay Garg, SMC, and SMC Share Brokers Ltd. are the promoters of SAM and currently own an aggregate of 20.9%.

Upon the expiration of those provisions of the shareholders agreements that will afford our designee on the SMC Group’s board of directors the ability to effectively veto most transactions out of its ordinary course of business, SMC’s promoter group, which includes the promoters named above, will hold approximately 45% of SMC’s shares and SAM’s promoter group, which includes the promoters named above, will hold approximately 60% of SAM’s shares.  As a result of this high ownership percentage, the promoter group will possess significant influence over virtually all matters requiring the approval of a shareholder vote, which will make it difficult for us to have any meaningful say in the outcome of shareholder votes.

We may be required by Indian law to hold our equity interest in the SMC Group for a period of one year, which means that we may be forced to retain our shares in situations where we would otherwise have opted for disposing of them.

Indian law may, under certain circumstances, require us to hold our interest in the SMC Group for a period of one year.  This requirement would limit and delay our ability to sell any of the SMC Group’s shares, which could cause us to miss an opportunity to sell them at a price favorable to us.

Risks related to SMC Group’s industry

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Market downturns or disruptions resulting in reduced trading activity may harm the SMC Group’s results of operations and reduce its profitability.

The SMC Group’s results of operations will be affected by national and global economic and political conditions, broad trends in business and finance, fluctuations in the prices of equities, commodities and derivatives and other factors that affect the trading volumes in these financial instruments in India and the level of interest in Indian business development.  Low levels of trading volume, particularly in equities, derivatives and commodities, will harm the SMC Group’s profitability because of its high level of fixed costs.  Highly volatile markets furthermore increase the risk of bad debts.  Increases in foreign investment in Indian equities in the past have contributed to a rapid appreciation of Indian stock market indices and increased the risk of a “market bubble,” i.e., the overvaluation of stock.  If stocks are overvalued, or if investors generally perceive them to be overvalued, stock prices could decline, leading investors to move their capital out of the equities markets.  This would have a detrimental effect on stock brokers and other intermediaries, such as the SMC Group.  Recently, the Indian markets have suffered loss of volume with BSE Sensex falling sharply in the first two quarters of 2008. The BSE Sennex has fallen more than 25% this year due to various factors, including foreign investors taking money out. Revenues derived from equity transactions during the years ended March 31, 2008, March 31, 2007, and March 31, 2006 accounted for approximately 42%, 54% and 58% of total revenues for the SMC Group.  A substantial portion of the balance of the revenues were derived from commodities and derivatives transactions. Since a material portion of SMC Group’s revenues are derived from equity, commodities and derivatives transactions, any change in either the existing commission rates relating to these transactions or the volume of trading in equity, commodities or derivatives could have a material impact on the profitability of the SMC Group. Also, it is estimated that India’s economic growth will be between 7% and 7.5% this fiscal year, down from 9.1% last year.  Downturns in the Indian economy and in the Indian securities markets will have an adverse affect on SMC Group’s profitability and on its ability to grow in the future.

The SMC Group operates in a highly-regulated industry.  New rules or changes in the rules promulgated by the regulatory authorities supervising the SMC Group’s activities and changes in the interpretation or enforcement of existing laws and rules may adversely impact the SMC Group’s business, financial condition and results of operations.

The SMC Group operates in a highly-regulated industry.  Its operations are regulated by the Securities and Exchange Board of India (“SEBI”), the exchanges of which it is a member, the Association of Mutual Funds in India (“AMFI”), the Insurance Regulatory and Development Authority (“IRDA”) and the Forward Market Commission (“FMC”).

The SMC Group’s ability to comply with applicable laws and rules is largely dependent on its internal compliance procedures, as well as on its ability to attract and retain qualified compliance personnel.  Noncompliance may subject SMC to penalties, fines and the risk of civil litigation, which could have a material adverse effect on its financial condition and results of operations.
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The SMC Group’s activities and profitability may also be affected by changes in its regulatory environment when the legislature or regulatory authorities pass new laws or rules or the interpretation or enforcement of existing laws and rules changes.  Any of these actions can raise the group’s compliance burden by requiring it to spend resources to adapt to the new environment.  This can have a material adverse effect on the SMC Group’s financial condition and results of operations.

Indian financial services providers are dependent on regulatory approvals and licenses in conducting their business and the SMC Group may lose or be unable to renew valuable licenses.

The SMC Group’s securities brokerage, commodities brokerage, mutual fund distribution, and insurance brokerage activities are licensed by numerous agencies, including the SEBI, the AMFI and the IRDA.  If any one or more of its licenses is revoked for breach or violation of any condition on which the license depended or the SMC Group is unable for any reason to renew a license, it may be forced to cease operating in the affected business line until its licensed status is reinstituted.  As a result, the SMC Group’s revenues are likely to fall.  SMC is currently awaiting a license from SEBI to allow it to provide portfolio management services.  If it is unable to obtain this license, it will not be able to provide these services, which will mean that a significant component of its business plan will not be implemented.

India’s financial services industry is highly competitive.

The SMC Group faces significant competition from companies seeking to attract clients’ financial assets, including traditional and online brokerage firms, mutual fund companies and institutional players, some of which have a broader distribution network, are better capitalized and have a stronger brand name than the SMC Group.  As SMC Group enters new markets, such as the market for asset management and private wealth management services, margin funding and expanding its on-line trading activities, it will have to face competition from established companies.  The current trend towards consolidation in the financial services industry in India could further increase competition in all areas of the SMC Group’s business.  Inability to compete effectively in light of these increasing pressures may cause the SMC Group’s revenues to decline.

Political, economic, social and other factors in India and its neighbor, Pakistan, may adversely affect the SMC Group’s operations and our ability to achieve our business objective.

An emerging market such as India has undergone and may continue to undergo rapid change and lack the social, political and economic stability of more developed countries. The value of the Company’s assets may be adversely affected by political, economic, social and religious factors, changes in Indian law or regulations and the status of India’s relations with other countries. In addition, the economy of India may differ favorably or unfavorably from the U.S. economy in such respects as the rate of growth of gross domestic product, the rate of inflation, capital reinvestment, resource self-sufficiency and balance of payments position. Agriculture occupies a more prominent position in the Indian economy than in the United States, and the Indian economy therefore is more susceptible to adverse changes in weather. The Indian government has exercised and continues to exercise significant influence over many aspects of the economy, and the number of public sector enterprises in India is substantial. Accordingly, Indian government actions in the future could have a significant effect on the Indian economy, which could affect private sector companies and the Company, market conditions, and prices and yields of securities in the Company’s portfolio. Additionally, recent changes in certain Indian policies have served to impose additional restrictions on foreign investments, which may have the effect of reducing demand for such investments and affecting the value of the Company’s interest in the SMC Group.

Since mid-1991, the Indian government has been implementing an economic structural reform program with the objective of liberalizing India’s exchange and trade policies, reducing the fiscal deficit, controlling inflation, promoting a sound monetary policy, reforming the financial sector, and placing greater reliance on market mechanisms to direct economic activity.  A significant component of the program is the promotion of foreign investment in key areas of the economy and the further development of, and the relaxation of restrictions in, the private sector.  These policies have been coupled with the express intention to redirect the government’s central planning function away from the allocation of resources and toward the issuance of specific guidelines.  While the government’s policies have resulted in improved economic performance, there can be no assurance that the economic recovery will be sustained.  Moreover, there can be no assurance that these economic reforms will persist, and that any newly elected government will continue the program of economic liberalization of previous governments.  Any change in government may adversely affect Indian laws and policies with respect to foreign investment and currency exchange.  Furthermore, laws and policies affecting financial services companies, technology companies and other matters affecting investment in securities could also change.  Such changes in laws and economic policies could negatively affect the general business and economic conditions in India, which could in turn materially and adversely affect the SMC Group’s operations.

India has experienced terrorist attacks in the recent past and religious and border disputes persist in India and remain pressing problems.  For example, India has from time to time experienced civil unrest and hostilities with neighboring countries such as Pakistan.  The longstanding dispute with Pakistan over the border Indian state of Jammu and Kashmir, a majority of whose population is Muslim, remains unresolved.  If the Indian government is unable to control the violence and disruption associated with these tensions, especially at a time when political conditions in Pakistan are uncertain, as they currently are, the results could destabilize the economy and, consequently, materially and adversely affect the SMC Group’s operations.
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Since early 2003, there have also been military hostilities and civil unrest in Afghanistan, Iraq and other Asian countries.  These events could adversely influence the Indian economy and, as a result, materially and adversely affect the SMC Group’s operations and our ability to achieve our business objective.

Further, the economies of developing countries such as India generally are heavily dependent upon international trade and, accordingly, have been and may continue to be adversely affected by trade barriers, exchange controls, managed adjustments in relative currency values and other protectionist measures imposed or negotiated by the countries with which they trade. The Indian economy also has been and may continue to be adversely affected by economic conditions in the countries with which it trades.

There is also the possibility of nationalization, expropriation or confiscatory taxation, political changes, government regulation, social instability or diplomatic developments (including war or terrorist attacks). All of these factors could adversely affect the economy of India, make the prices of Indian securities generally more volatile than the prices of securities of companies in developed markets and increase the risk of loss to the Company.

The Indian financial services sector is subject to extensive government regulations, including those that limit foreign ownership, which may adversely affect the Group’s operations and/or our ability to complete the share purchase or remain invested in the SMC Group.

The Indian government regulates foreign investments in the financial services sector by periodically reviewing and adjusting the permissible amount of foreign ownership.  There can be no guarantee that our management will be correct in its assessment of political and policy risk associated with investments in general and in particular in the financial services sector.  Any changes in policy could have an adverse impact on our ability to complete the share purchase and to remain invested in the SMC Group or on the value of our investment in the SMC group.

Foreign investment in Indian securities is regulated by the Foreign Exchange Management Act, 1999, as amended (“FEMA”), and the Foreign Exchange Management (Transfer or Issue of Security by a Person Resident Outside India) Regulations, 2000, pursuant to which the residents of India cannot undertake any transaction with persons outside India, sell, buy, lend or borrow foreign currency, issue or transfer securities to non-residents or acquire or dispose of any foreign security without the permission (general or special) of the RBI. In addition, foreign direct investments/investments by non-resident Indians in activities of non-bank financial companies (“NBFCs”) must comply with minimum capitalization requirements.

In addition to these regulations governing foreign investment in India, the SMC Group is subject to a variety of other laws and regulations, particularly the Securities and Exchange Board of India Act, 1992 (the “SEBI Act”) and rules, regulations and notifications framed thereunder, providing for the registration and regulation of various market intermediaries, including stock brokers, merchant bankers, portfolio managers and underwriters.  The relevant rules and regulations formulated by the SEBI as well as other legislation governing the businesses of SMC Group are as follows:

•
Stock brokerage activities are regulated by the SEBI (Stock-Brokers and Sub-Brokers) Regulations, 1992 (Stock Broking Regulations), the Securities Contract (Regulation) Act, 1956 (“SCRA”), the Securities Contracts (Regulations) Rules, 1957 (“SCRR”) and the bye-laws of the stock exchanges of which the SMC Group is a member (“Bye-laws”).

•
The Stock Broking Regulations govern the registration and functioning of stock brokers, sub-brokers and the trading members of the stock exchanges, prescribing the criteria, standards and procedure for the registration of stock brokers, sub-brokers and persons seeking to be trading members of stock exchanges.  They also prescribe penalties for the failure to comply with the regulations laid down by SEBI.

•
SCRA: The SCRA empowers the Government of India and SEBI to make and amend rules, such as the SCRR.  The SCRA also empowers stock exchanges recognized by SEBI to frame bye-laws to regulate the conduct of their members.

•	SCRR: The SCRR, among other things, regulates the conditions of eligibility for a stock broker to be admitted to membership of a stock exchange.
•
Bye-laws: The stock brokerage business of the SMC Group is also regulated by the rules, regulations and bye-laws of the stock exchanges where it is registered as a trading member, i.e., the National Stock Exchange of India (“NSE”) and the Bombay Stock Exchange (“BSE”).  The regulations of the NSE and BSE contain requirements concerning the ownership of promoters, settlement processes, net worth and reporting.

•
Depositary participant activities are governed by the Securities and Exchange Board of India (Depositories and Participant) Regulations, 1996 (“DP Regulations”), which provide for the registration of depository participants, minimum net worth requirement, rights and obligations of depository participants, systems and procedures, connectivity with the depository, maintenance of records and the appointment of compliance officers.  Contravention of DP Regulations will be penalized in accordance with the Securities and Exchange Board of India (Procedure for Holding Enquiry by Enquiry Officer and Imposing Penalty) Regulations, 2002.

•	Merchant banking activities are governed by the Securities and Exchange Board of India

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(Merchant Bankers) Regulations, 1992 (“Merchant Bankers Regulations”), which include procedures for the registration of merchant bankers, capital adequacy requirements, code of conduct, maintenance of books of accounts and records, reporting requirement, responsibilities of lead managers, underwriting obligations, appointment of compliance officer and liability for action in case of default.

•
Commodities brokerage activities are governed by the Forward Contracts (Regulation) Act, 1952 (“FCRA”). The FCRA provides for the regulation of matters relating to forward contracts, the prohibition of options in goods and for matters connected therewith. The Forward Markets Commission is the regulatory body for the commodity market in India. It is the equivalent of the SEBI, which protects the interests of investors in securities.  Commodity derivatives are traded on the National Commodity and Derivative Exchange (“NCDEX”) and the Multi-Commodity Exchange (“MCX”). Membership of NCDEX and MCX is governed by their respective rules, regulations and bye-laws which broadly provide for eligibility criteria, net worth requirements, conduct of business by trading members, trading system, procedure and manner of clearing and settlement and reporting requirements.

If the relevant Indian authorities find us or the SMC Group to be in violation of any existing or future Indian laws or regulations, they would have broad discretion in dealing with such a violation, including, without limitation:

•	levying fines
•	revoking our business and other licenses; and
•	requiring that we restructure our or SMC Group’s ownership or operations.

Any of these actions could lead the SMC Group or us to incur significant expenses in connection with complying with the authorities’ requests, which may materially and adversely affect our financial condition and results of operations.

If political relations between the U.S. and India weaken, it could make the SMC Group’s operations less attractive.

The relationship between the United States and India may deteriorate over time.  Changes in political conditions in India and changes in the state of Indian—U.S. relations are difficult to predict and could adversely affect our future operations or cause our investment in the SMC Group to become less attractive.  This could lead to a decline in our holdings of SMC Group.  Any weakening of relations with India could have a material adverse effect on our operations.

Risks related to SMC Group’s operations

The SMC Group is highly dependent on its promoters for financing and management support. Their withdrawal of support could materially reduce the SMC Group’s revenues and profits and could have a material adverse effect on the Group’s financial condition.

The promoters of SMC are Mr. Subhash Chand Aggarwal and Mr. Mahesh Chand Gupta.  The promoters of SAM are SMC, SMC Share Brokers Limited and Mr. Ajay Garg.  Historically, the SMC Group has been highly dependent on its promoters for its capital requirements and management.  As a result of the financial resources of the promoter group, the SMC Group does not carry any long-term debt on its balance sheet.  Furthermore, most of the promoters are actively engaged in the management of the SMC Group entities.  While we believe that none of the promoters have business interests that are different from those of the SMC Group and none of them are known to be withdrawing their support from the Group, none of the promoters are under any obligation to continue to support the SMC Group.  Their withdrawal of support, either in terms of resources or management or both, could materially reduce the SMC Group’s revenues and profits and could have a material adverse effect on its financial condition.

The SMC Group is dependent on systems and operational availability and faces a risk of system failure that may result in reduced traffic, reduced revenues and profits and harm to its reputation.

The SMC Group is dependent on its technology systems to perform the critical function of gathering, processing and communicating information efficiently, securely and without interruptions.  It could face business risk due to failures in the control processes or technology systems that could constrain its ability to manage its business.  Its

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success depends, in part, on its ability to make timely enhancements and additions to its technology in anticipation of client demands.  Rapid increases in client demand may strain the SMC Group’s ability to enhance its technology and expand its operating capacity.  To the extent the SMC Group experiences system interruptions, errors or downtime (which could be caused by a variety of factors, including changes in client use patterns, technological failure, changes to systems, linkages with third-party systems, and power failures), its business and operations could be materially and adversely impacted.

Security breaches could damage the SMC Group’s reputation and expose it to liability.

Since the SMC Group retains confidential client information in its database, its facilities and infrastructure must remain secure.  Despite the implementation of security measures, the SMC Group’s infrastructure may be vulnerable to physical break-ins, computer viruses, programming errors or similar disruptions.  If the SMC Group’s security measures are circumvented, the security of confidential and propriety information stored on its systems could be jeopardized and its operations could be interrupted.  A material security breach could damage the SMC Group’s reputation and expose it to liability.  Since the SMC Group does not carry insurance that protects it from this type of loss, its business, revenues and profits may be materially and adversely affected by a material security breach.

If the SMC Group is unable to manage the rapid growth required by its business strategy, its revenues and profits may be lower than expected.

The SMC Group is currently experiencing a period of significant growth and is using the proceeds from our acquisition of our equity interest to accelerate that growth.  Between 2005 and 2008, its revenues and net income increased by 501% and 561%, respectively.  During that period, the SMC Group’s number of employees grew 525%, while the number of independent financial advisors rose by 810%.  It currently anticipates hiring an additional 2,000 employees during the current fiscal year.  This growth has placed, and the future growth the SMC Group anticipates, will continue to place, a significant strain on its managerial, operational, financial and technology resources.  As part of this growth, the SMC Group will have to implement new operational and financial systems and procedures and controls, expand its office facilities, train and manage its employee base and maintain close coordination among its technical, accounting, finance, marketing, sales and editorial staffs.

If the SMC Group is unable to manage its growth effectively, it will be unable to implement its growth strategy, which would be detrimental to its long-term business outlook and may cause the Group’s revenue and profitability in future periods to fall short of the Group’s projections.

The SMC Group’s rapid growth may require additional financing, which it might not be able to procure or procure on favorable terms.  Any future equity offerings by the SMC Group may lead to dilution of our equity interest.

The SMC Group’s growth is dependent on having a strong balance sheet to support its activities.  It may need to raise additional capital from time to time, dependent on business conditions and it may not be able to procure such additional funds, or at least not on favorable terms, due to factors beyond its control.  Factors that would require the SMC Group to raise additional capital could be business growth beyond what the current balance sheet can sustain, additional capital requirements imposed due to changes in regulatory regime or new guidelines or significant depletion in its existing capital base due to unusual operating losses.  Any new issue of equity or convertible securities would dilute existing shareholders, including us, and such issuance may not be done at terms and conditions favorable to us or the SMC Group.  Likewise, any debt financing that the SMC Group may decide to pursue in the future may not be entered into on terms and conditions favorable to the SMC Group.

The SMC Group may be unable to make desirable acquisitions or to integrate successfully any businesses it acquires.

The SMC Group’s strategy includes the search for suitable acquisition targets that it believes are a strategic fit with its business.  If the SMC Group acquires another company, it may not be able successfully to integrate any businesses, products, technologies or personnel of that company without  significant expenditure of managerial, operational and financial resources, and it may fail to realize the anticipated benefits of certain acquisitions.  Acquisitions may strain its managerial and operational resources, as the challenge of managing new operations may

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divert its staff from monitoring and improving the SMC Group’s existing operations.  They may also burden the SMC Group’s financial resources, as the group may have to incur substantial debt to finance the acquisition.  All of these factors could materially and adversely affect the SMC Group’s financial condition and results of operations.  Finally, future acquisitions could dilute our shareholders’ interest in the SMC Group, if the group decides to finance the acquisition in whole or in part with the issuance of equity.

The SMC Group’s business is dependent on relationships formed by its relationship managers with its clients; any events that harm these relationships, including the loss of its relationship managers, may lead to a decline in its revenues and profits.

The SMC Group’s business is dependent on the team of relationship managers who directly manage client relationships.  The SMC Group believes that relationship managers servicing specific clients leads to long-term client relationships, a trust-based business environment and over time, better cross-selling opportunities.  While no relationship manager or operating group of relationship managers contributes a meaningful percentage of the business, the SMC Group’s revenues and profits may materially decline if a substantial number of relationship managers either become ineffective or leave the organization.

The SMC Group depends on its management team and the loss of team members may adversely affect its revenues and profits.

The SMC Group believes that it has a strong team of professionals to oversee the operations and growth of its businesses.  If one or more members of its management team are unable or unwilling to continue in their present positions, such persons would be difficult to replace and the SMC Group’s revenues and profits could decline or fail to grow at the rate projected by the Group.  The SMC Group may lose its key management team to its clients or competitors.

The SMC Group faces risks attributable to derivatives trading by clients and its risk management policies may be inadequate to deal with these risks.

The SMC Group offers derivatives brokerage services.  Since some derivative instruments involve leveraged positions on the underlying assets, they involve a higher degree of risk, both for investors and for market intermediaries, than do traditional financial instruments, such as stocks or bonds.  The SMC Group may face financial losses if it fails adequately to manage the risk created by its clients’ trading in derivative instruments.

The SMC Group’s plans to provide margin funding will expose it to new risks that clients may not honor their commitments, which would affect the SMC Group’s results of operations.

The SMC Group plans to provide margin funding to its clients.  The SMC Group expects to require clients to deposit a minimum initial margin, and if the client is not able to pay the balance amount to the SMC Group before the pay-in date of the exchange for the relevant transaction, the SMC Group expects, in line with market practice, to extend significant credit to clients at market interest rates for the purchase of shares.  In case of highly volatile markets or adverse movements in share prices, it is possible that the group’s clients may not honor their commitments, which may result in losses for the SMC Group.  During periods of rapidly declining markets in which the value of the collateral held by the SMC Group could fall below the amount of a customer’s indebtedness, may also result in losses for the SMC Group.

Furthermore, the SMC Group has not had any prior experience with margin funding and its risk management procedures (such as pre-determined margin call or collateral liquidation thresholds) may be inadequate to guard against material losses.

The SMC Group is materially dependent on the continued acceptance and growth of electronic commerce and online trading in India, which is uncertain and, to a large extent, beyond its control. If the SMC Group does not realize the expected benefits from its investment in electronic commerce and online trading, it could suffer from a decline in profits.
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Electronic commerce and online trading in India is still in its infancy.  In addition, many Indian consumers have deferred transacting online for a number of reasons, including the existence or perception of, among other things:

•	limited access to the internet for most Indian consumers;
•	absence of a fully functional and secure electronic payment gateway; and
•	perceived lack of security of commercial data such as credit card numbers.

If usage of the internet in India for electronic commerce does not substantially increase and network infrastructures in India are not further developed, the SMC Group will not realize the expected benefits from its investment in the development of electronic commerce and online trading products and services, which could negatively affect the SMC Group’s profitability.

The success of the SMC Group’s online brokerage business depends on its relationships with India’s internet-enabled banks that also compete with it.

For its online trading business to be successful, its clients must be able easily and quickly to execute online funds transfers to the SMC Group from their bank accounts to pay for purchases of stock.  Online brokerages in other countries, such as the United States, require their customers to maintain cash deposit accounts with them, and funds are automatically withdrawn from these accounts to settle the customers’ stock purchases.  Since Indian banking regulations do not allow securities brokers to pay interest on client deposit accounts, and clients are generally unwilling to forego interest payments on their deposits, they generally prefer to keep their cash accounts with a commercial bank until the funds are needed to execute a stock trade.  To minimize its credit risk, the SMC Group will not execute cash stock purchases for its clients until they have transferred the requisite funds into one of its deposit accounts.

The ability to quickly and easily transfer funds to and from its clients’ bank accounts requires that the SMC Group maintain good relationships with those banks, some of which also compete with the SMC Group. If the SMC Group is unable to maintain these relationships, its online trading revenues will suffer and its results of operations may be materially and adversely affected.

The SMC Group’s financial condition and results of operations may suffer if it is unable to maintain an appropriate balance between its regional offices and independent financial advisors.

The SMC Group operates through a network of owned regional offices and offices maintained by independent financial advisors and strives to maintain an appropriate balance between both.  Failure to maintain this balance gives rise to the risks below.

Regional Offices

The SMC Group currently has approximately 1,820 employees working in 10 regional offices in addition to its New Delhi headquarters.  It plans to expand its network of regional offices to 15 offices over the following two years.  Given the number and geographical dispersion of its regional offices, the SMC Group may not be able effectively to monitor or supervise their operations, which may result in higher incidents of compliance breaches among its employees in those offices.

Evaluating proposed office sites and setting up offices requires financial and human capital.  In case a regional office turns out to be unprofitable, the SMC Group may have to close down the office.  Future office shutdowns may cause the SMC Group not to be able to recover the capital investment in those offices and could materially and adversely affect the SMC Group’s financial condition and results of operations.

Independent financial advisors

The SMC Group currently has approximately 7,500 independent financial advisors.  While independent financial advisors work under the overall supervision of the SMC Group as per its policies and share in its revenues, they are typically independent entrepreneurs and not employees of the SMC Group.  The risk that they engage in undesirable trade or market practices is therefore higher than for the SMC Group’s employees.  Business associates might act on conflicts of interest in a manner that is not in the interest of the SMC Group, such as when they sell financial

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products of one of its competitors.  Any of these practices could result in a loss of reputation and business for the SMC Group, which could lead to a material decline in revenues and profits.

The SMC Group’s plans to expand outside of India and is exposed to various risks as a result, including the risk that it may not obtain, or not obtain in a timely manner, requisite approvals from foreign governments.

The SMC Group has opened an office in Dubai and has considered plans to open offices in New York, London, Singapore and Hong Kong.  The SMC Group does not have significant prior experience in establishing and operating offices outside of India.  In order to establish and operate these offices, the SMC Group would require clearance and approvals from the relevant regulatory authorities.  If the SMC Group does not receive the requisite clearance or approvals, or does not receive them in a timely manner, its business plan, financial condition and revenues and profits may be materially and adversely affected.  Establishing and/or operating in foreign jurisdictions will also impose new compliance requirements on the SMC Group, which will increase expenses and could materially reduce profits.  The SMC Group would also be exposed to currency and political risks in those jurisdictions as well as the management risks inherent in expanding its operations outside of India.

Possible non-renewal of an exchange-related agreement of SAM may affect the revenues of SMC Group.

SAM’s agreement with an Indian exchange pursuant to which SAM earned market development fees expired in May 2008, has not been renewed as of the date hereof, and no such services currently are being provided to the exchange.  The initial agreement was for a short term.  If the agreement is not renewed, SAM’s, and thus SMC Group’s, revenues may be negatively affected.  Based on information from SMC Group, the Company estimates that, after adjustments for changes in the way revenue from the contract would have been treated under Indian requirements, the impact on earnings before income taxes on SMC Group is less than 5%. Should the agreement not be renewed, the SMC Group intends to shift focus to SMC’s market activities. This change in business strategy may not account for all possible losses.

Changes in tax and other laws may affect the SMC Group’s operations.

Per regulations in India, specified securities transactions are liable for securities transaction tax (“STT”). Under the Indian Income Tax Act 1961, an Indian company can set-off amounts paid for STT towards its liability for taxes on income arising from taxable securities transactions. STT that cannot be set off against taxes on income is charged to expenses. Effective from April 1, 2008 the income tax provision related to STT has been amended. Under the new provision, STT will be treated as an expense and will be deducted from income to determine taxable income.  The impact of this change upon securities markets and upon SMC Group’s business is uncertain at this time and is dependent upon the sentiments of market participants.

Share Price Data

Our Units commenced trading on July 20, 2006.  Each Unit consists of one share of common stock and one warrant. Each warrant entitles the holder to purchase one share of common stock at $6.00 per share.

On September 21, 2006, there was a voluntary separation of our Units into shares of common stock and warrants. The Company’s Board of Directors approved the decision to switch the listing of its common stock from the American Stock Exchange to The NASDAQ Capital Market.  Effective April 15, 2008, the Units, common stock and warrants each trade on The NASDAQ Capital Market under the “ticker” symbols “SMCGU”, “SMCG” and “SMCGW”, respectively.  Prior to April 15, 2008, the Units, common stock and warrants each traded separately on the American Stock Exchange under the “ticker” symbols “MQC.U,” “MQC” and “MQC.WS,” respectively. The following table sets forth, for the periods indicated, the high and low sales prices of the Units, common stock, and warrants as reported by the American Stock Exchange:

	Units (1)		Common Stock (2)		Warrants (2)
In U.S. $	Low	High	Low	High	Low	High
2006:
Third Quarter	$7.53	$7.80	$6.98	$7.05	$0.47	$0.50
Fourth Quarter	7.45	8.00	7.00	7.39	0.32	0.75
2007:
First Quarter	$8.00	$8.74	$7.19	$7.68	$0.75	$0.90
Second Quarter	8.13	8.61	7.43	7.67	0.78	1.09
Third Quarter	7.84	8.35	7.42	7.68	0.38	1.00
Fourth Quarter	7.61	9.34	7.47	7.94	0.27	1.90
2008:
First Quarter	$5.25	$9.35	$4.70	$7.99	$1.30	$1.95
Second Quarter	4.00	5.01	3.65	4.51	0.65	1.10
Third Quarter	2.07	4.00	1.50	3.73	0.19	0.70
Fourth Quarter	0.45	2.23	0.50	1.78	0.01	0.33

(1) Trading of our Units commenced on July 20, 2006.
(2) Trading of our common stock and warrants commenced on September 21, 2006.

As of December 31, 2008, we had 1 Unit holder, 35 stockholders, and 29 warrant holders of record.  The last sale price as reported by the NASDAQ Capital Market on January 23, 2009 was $1.05 for our Units, $0.75 for our shares and $0.03 for our warrants.  We have never paid a cash dividend on our common stock and do not anticipate the payment of cash dividends in the foreseeable future.  On January 16, 2009, the Company’s Board of Directors announced a net asset value per share of $3.40.  Historically, our shares have traded below such net asset value.

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MANAGEMENT

Board of Directors

Our business is managed under the direction of the Board of Directors. Subject to the provisions our Certificate of Incorporation, as amended (the “Certificate of Incorporation”), our By-laws, as amended (the “By-laws”) and Delaware law, the Directors have all powers necessary and convenient to carry out this responsibility, including the election and removal of our officers.  We expect our directors and officers will play a key role in managing our investments and identifying and evaluating additional prospective acquisition candidates.

Portfolio Management

The following is a summary of certain biographical information concerning our executive officers:

F. Jacob Cherian, Chairman and Chief Executive Officer

Mr. Cherian serves as our Chairman and Chief Executive Officer and has been a member of our Board of Directors since our inception. He is also a director of SMC. Previously he was a private investor and prior to that, beginning in April 2004, Mr. Cherian served as a Partner in the financial services division of Computer Sciences Corporation, or CSC, a Fortune 500 firm with $15.0 billion in annual revenue and approximately 80,000 employees. With over 16 years of experience, Mr. Cherian has successfully demonstrated his abilities, with increasingly responsible positions as a financial services executive, leading or co-leading numerous global multimillion dollar business transactions in business restructuring, turnaround, growth, cost reduction and off-shoring strategies. Working with high level senior executives of these multibillion dollar multinational firms, Mr. Cherian has effectively evaluated undervalued assets and business divisions, significantly increased revenues to clients and optimized business performance through business transformation, restructuring, innovation of growth strategies, cost reduction and corporate governance. His representative clients include: Goldman Sachs & Co; J.P. Morgan Chase; Munich Re; Credit Suisse Group; Merrill Lynch; ABN AMRO; Society Generale; Deutsche Bank; Asea Brown Boveri (ABB); Wellington Financial Management; and Alliance Capital Management. Mr. Cherian also has significant experience in designing and implementing off-shoring strategies and evaluating undervalued assets. Mr. Cherian has extensive international experience and has relocated to, and had multi-year residences in both Europe for 3 years and in India for 10 years. Mr. Cherian’s prior work experience includes positions as a Director in New York with KPMG LLP / KPMG Consulting from October 1998 to March 2004, and JP Morgan & Co from September 1995 to September 1998 in its Fixed Income Credit Portfolio & Derivatives Division. For the last ten years, Mr. Cherian has been an Adjunct Professor of International Finance at St. John’s University, Tobin College of Business, New York. He has been frequently featured in leading publications and industry conferences for his views and insights on emerging trends and growth strategies, cost reduction initiatives, managing risks and business transformation for multinational corporations. Mr. Cherian holds a Bachelor of Arts degree in Accounting & Information Systems from Queens College of CUNY and an MBA in International Finance from St. John’s University.

Suhel Kanuga, President, Chief Financial Officer, Chief Compliance Officer, Principal Accounting Officer, Principal Financial Officer, Treasurer, and Secretary

Mr. Kanuga serves as our President, Chief Financial Officer, Chief Compliance Officer, Principal Accounting Officer, Principal Financial Officer, Treasurer, and Secretary and has been a member of our Board of Directors since our inception. He is also a director of SAM. Previously he has been a private investor and prior to that, beginning in August 2004, Mr. Kanuga was a Principal of CSC, a Fortune 500 global services company with annual revenues exceeding $15 billion. In his role in CSC’s financial services division based in New York, and in prior positions, Mr. Kanuga has been responsible for identifying and building business value, restructuring and transforming businesses by successfully implementing strategic growth initiatives, cost reduction and risk management. Mr. Kanuga has significant international management experience, having led transactions with businesses across the U.S., Europe and Asia to restructure and focus on more profitable business segments. He has expertise in, and advises senior corporate executives on complex business topics, including derivatives, capital allocation, asset-liability management, international expansion, merger integration, financial regulation, corporate governance, and business restructuring. His clients have included global organizations such as Credit Suisse, Bank of Montreal, ABN AMRO, the New York Stock Exchange, and Merrill Lynch. Prior to joining CSC, he held management positions at KPMG in New York from January 1999 to August 2004 and prior to that, U.S. West. Mr. Kanuga has authored a number of articles published in leading financial services publications across the world. He holds degrees in Mathematics and Economics from Lawrence University.

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The SAI provides additional information about the executive officers’ compensation, other business activities and ownership of securities of the Company.

Administrators

Gemini Fund Services, LLC (“Gemini” or the “Administrator”), 450 Wireless Blvd., Hauppauge, New York 11788, serves as our administrator, fund accountant, and custody administrator.  The administrator provides administration and fund accounting services to the Fund. For administration services, the Fund has agreed to pay the Administrator a fee of $3,000 per stockholder meeting and an annual fee equal to the greater of (i) $40,000 or (ii) 0.10% on first $100 million of net assets; 0.08% on next $250 million of net assets; and 0.06% on net assets greater than $250 million, provided that for the first 12 months the Fund will receive a discount of 10% of fees. The Fund shall also pay certain out of pocket expenses and other fees to Gemini for certain compliance, reporting, and fund accounting services.

Custodian and Transfer Agent

First National Bank of Omaha, 1620 Dodge Street, Omaha, Nebraska 68197, serves as custodian for assets of the Fund. The custodian performs custodial services on behalf of the Fund.

American Stock Transfer & Trust Company, 59 Maiden Lane, New York, New York 10038, serves as the transfer agent and registrar for our securities and warrant agent for our warrants.

U.S. Legal Counsel

Ropes & Gray LLP, One Metro Center, 700 12th Street, NW, Suite 900, Washington, DC 20008, serves as counsel to the Fund in respect of matters of U.S. law.

Expenses

The Company pays all of its own expenses, including, without limitation, salaries and benefits of its officers and employees; rent for office space; other investment research, administration and office operations costs; non-affiliated directors’ fees; transfer agent, registrar and custodian fees; preparation, printing and distribution of its proxy statements, stockholder reports and notices; auditing and legal fees; federal registration fees; stock exchange listing fees and expenses; federal, state and local taxes; brokerage commissions; and the cost of issue and sale of its securities. The Company’s organizational expenses were paid out of its assets and have been amortized using the straight-line method over the first year of the Company’s operations.

Non-Resident Managers

Messrs. Asrani and Nair are non-residents of the United States, have all, or a substantial part, of their assets located outside the United States. Mr. Asrani has authorized the Fund as agent for services of process within the United States. If a Director or officer does not authorize an agent for service of process in the United States it may be difficult for U.S. investors to effect service of process upon such Directors or officers within the United States or to effectively enforce judgments of courts of the United States predicated upon civil liabilities of the Directors or officers under the federal securities laws of the United States. In addition, it may be uncertain whether the courts of certain jurisdictions would adjudge civil liability against Directors or officers resident in those jurisdictions.

Control Persons

No person is deemed to control us, as such term is defined in the 1940 Act.

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CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Private Placements

Prior to our IPO, we issued 1,812,500 shares of common stock for $18,125 in cash, or a purchase price of approximately $0.01 per share, as well as 2,250,000 warrants for an aggregate purchase price of $2,250,000, or a purchase price of approximately $1.00 per warrant. These shares and warrants were issued to certain former and current directors, officers, advisors and other insiders (and in some instances, their respective affiliates) of the Company.

In connection with our sale of Private Placement Warrants, Messrs. Cherian, Kanuga, Mirchandani and Burstein resold 359,439 shares of common stock, at a price of $0.01 per share, to affiliated and non-affiliated purchasers in the Private Placement. The resale of 359,439 shares of common stock by Messrs. Cherian, Kanuga, Mirchandani and Burstein occurred concurrently with the sale of the Private Placement Warrants on the basis of 12,119 shares of common stock for each 50,000 warrants purchased by those persons other than Messrs. Mirchandani, Cherian, Kanuga and Burstein. The purpose of this transaction was to encourage investors to participate in our private placement offering. The 359,439 shares of common stock were resold by Messrs. Mirchandani, Cherian, Kanuga and Burstein pursuant to the so-called Section 4(1 1/2) exemption from registration under the Securities Act, and will be held in escrow until July 21, 2008 pursuant to an escrow agreement. Such selling stockholders may be deemed to be underwriters under the Securities Act. A court may take the position that the resale of 60,000 shares of such shares of common stock to persons other than our officers, directors and initial stockholders may not have been conducted in accordance with the registration requirements of Section 5 of the Securities Act affording the purchasers of such shares the right to rescind such shares as a remedy to the failure to register these securities. These rescission rights, if any, may require the selling stockholders to refund up to an aggregate of $600, plus interest, to such persons. These privately purchased shares will be held in escrow with the other existing stockholders’ shares and subject to the same restrictions. Any resale of these privately purchased shares must be registered under the Securities Act and any such resale cannot occur until six months after the Company’s acquisition of securities of SMC Group.

Please see “Plan of Distribution — Private Placements” above for more information regarding the private placements.

Registration Rights Agreement

The Company entered into a Registration Rights Agreement pursuant to which it agreed to use its reasonable best efforts to register the Private Placement Shares and Private Placement Warrants, and to file any reports required to be filed by it under the Securities Act and the Exchange Act, as the holders of the Private Placement Shares and Private Placement Warrants may reasonably request, to enable such holders to sell the Private Placement Shares and Private Placement Warrants without registration under the Securities Act within the limitation of the exemptions provided by Rule 144 under the Securities Act. Please see “Plan of Distribution — Private Placements” above and “Capital Stock, Long-Term Debt, and Other Securities — Registration Rights” below for more information regarding the Registration Rights Agreement.

Stock Escrow Agreement

In connection with the IPO, each of F. Jacob Cherian, Suhel Kanuga, Kishore Mirchandani, Lawrence Burstein, Gul Asrani, Sarat Sethi and C.P. Krishnan Nair (the “Escrow Holders”) placed their pre-IPO shares in escrow until six months after our acquisition of the SMC Group, pursuant to a stock escrow agreement (the “Stock Escrow Agreement”).  During the escrow period, which terminated July 21, 2008, the Escrow Holders were not able to sell or transfer their shares (except to a child and/or spouse, or trust established for its benefit), but retained all other rights as our stockholders, including, without limitation the right to vote their shares, subject to their agreement to vote all of the shares owned by them immediately prior to the initial public offering in accordance with the majority of the shares voted by the public stockholders who did not own shares immediately prior to our initial public offering and the right to receive cash dividends, if declared. If dividends had been declared and payable in shares of common stock, such dividends would also have been placed in escrow.

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Share Redistribution Agreements

In connection with their purchase of additional shares in the secondary market, certain third parties entered into share redistribution agreements (the “Share Redistribution Agreements”) with each of F. Jacob Cherian, Suhel Kanuga, Lawrence Burstein, Kishore Mirchandani and Sarat Sethi.  Under the Share Redistribution Agreements, Messrs. Cherian, Kanuga, Burstein, Mirchandani and Sethi agreed to transfer an aggregate of 751,212 of their Private Placement Shares (including pursuant to certain option agreements as described further below) to the third parties following the termination of the escrow period pursuant to the Stock Escrow Agreement. Concurrently therewith, Messrs. Cherian, Kanuga, Mirchandani and Burstein assigned to such third parties their rights under the Registration Rights Agreement.  Under the Share Redistribution Agreements, certain of such third parties were granted an aggregate of 194,400 options on common stock held by Messrs. Cherian, Kanuga, Burstein, Mirchandani and Sethi, each of which can be exercised for the purchase of one share of common stock at an exercise price of $0.0001 per share at any time after termination of the escrow period on July 21, 2008 until prior to 4 p.m. on July 17, 2009.

Other Related Transactions

The Company has entered into an informal arrangement on a month-to-month basis for the use of office space in Mumbai, India with an entity affiliated with the Company through a family relationship with one of the Company’s officers.

Control Persons and Principal Holders of Securities

No person is deemed to control us, as such term is defined in the 1940 Act.  Please see the “Control Persons and Principal Holders of Securities” in the SAI for information regarding persons known to us to beneficially own more than 5% of the outstanding shares of our common stock.

CAPITAL STOCK, LONG-TERM DEBT, AND OTHER SECURITIES

Description of shares

The Certificate of Incorporation authorizes the issuance of 45,000,000 shares of common stock and 5,000 shares of preferred stock, both with a par value of $0.0001 per share.

In our initial public offering, we issued Units, with each Unit consisting of one share of common stock and one warrant. Each warrant entitles the holder to purchase one share of common stock.  We registered 9,775,000 Units that consisted of 9,775,000 shares of common stock and 9,775,000 warrants, with 9,775,000 shares of common stock underlying the warrants, and one Unit purchase option that consisted of 850,000 shares of common stock and 850,000 warrants, with 850,000 shares of common stock underlying the warrants, with the SEC under the Securities Act.  On July 25, 2006, we completed our initial public offering of 7,250,000 Units at a price of $8.00 per Unit.  Upon closing of our initial public offering, the Company sold and issued a UPO for $100 to the representative in that offering to purchase up to 500,000 Units at an exercise price of $10.80 per Unit.

The Company’s Board of Directors approved the decision to switch the listing of our Units, common stock and warrants from the American Stock Exchange to The NASDAQ Capital Market.  Effective April 15, 2008, the Units, common stock and warrants each trade on The NASDAQ Capital Market under the “ticker” symbols “SMCGU”, “SMCG” and “SMCGW”, respectively. Prior to April 15, 2008, the Units, common stock and warrants were listed on the American Stock Exchange under the trading or “ticker” symbols “MQC.U.”, “MQC”, and “MQC.WS”, respectively.  As of December 31, 2008, there were 7,943,097 shares of our common stock outstanding and 276,778 Units and 9,223,222 warrants outstanding, which together, entitle the registered holders to purchase 9,500,000 shares of our common stock.

Our stockholders are entitled to one vote for each share held of record on all matters to be voted on by stockholders. In connection with the vote required for our initial business combination, all of our initial stockholders agreed, pursuant to letter agreements with the representative of the underwriters in our initial public offering, to vote the shares of common stock owned by them immediately prior to the date of the initial public offering in accordance with the majority of the shares of common stock voted by the holders of shares of common stock sold in our July

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2006 initial public offering.  However, our previous stockholders were entitled to vote all of their shares in any manner they determine, in their sole discretion, with respect to any other items that may have come before a vote of our stockholders.

Our stockholders have no conversion, preemptive or other subscription rights and there are no sinking fund or redemption provisions applicable to the common stock, except that public stockholders, other than our initial stockholders, had the right to have their shares of common stock converted to cash equal to their pro rata share of the trust account (including the portion representing the underwriters’ deferred fee and the deferred portion of the representative’s non-accountable expense allowance), if they voted against the business combination that was approved and completed. Public stockholders who converted their stock into a pro rata share of the trust account still have the right to exercise the warrants that they received as part of the Units.

There are no outstanding shares of preferred stock.  The Certificate of Incorporation authorizes the issuance of 5,000 shares of preferred stock with such designation, rights and preferences as may be determined from time to time by our Board of Directors. No shares of preferred stock were issued or registered in our initial public offering. Accordingly, our Board of Directors is empowered, without stockholder approval, to issue preferred stock with dividend, liquidation, conversion, voting or other rights which could adversely affect the voting power or other rights of the holders of common stock. Preferred stock could be utilized as a method of discouraging, delaying or preventing a change in control of us. Although we do not currently intend to issue any shares of preferred stock, we cannot assure you that we will not do so in the future.

Upon the acquisition of a 14.75% equity interest in the SMC Group, the Company’s outstanding warrants became exercisable.  Each outstanding warrant entitles its registered holder to purchase one share of common stock at a price of $6.00 per share, subject to certain adjustments.  The warrants are exercisable until July 19, 2010, or earlier upon redemption.

We may redeem the outstanding warrants, including the warrants purchased in our private placement offering, with Ladenburg Thalmann & Co.’s prior consent, at any time after the warrants become exercisable:

•	in whole and not in part;
•	at a price of $0.01 per warrant;
•	upon not less than 30 days’ prior written notice of redemption to each warrant holder; and
•
if, and only if, the reported last sale price of our common stock equals or exceeds $11.50 per share, for any 20 trading days within a 30 trading day period ending on the third business day prior to the notice of redemption to the warrant holders.

The redemption criteria for our warrants have been established at prices which are intended to provide warrant holders a reasonable premium to the initial exercise prices and provide a sufficient degree of liquidity to cushion the market reaction to our redemption call.

Since we may redeem the warrants only with the prior written consent of Ladenburg Thalmann & Co. and Ladenburg Thalmann & Co. may hold warrants subject to redemption, Ladenburg Thalmann & Co. may have a conflict of interest in determining whether or not to consent to such redemption. We cannot assure you that Ladenburg Thalmann & Co. will consent to such redemption if the exercise of the warrants is not in its best interest even if the exercise of the warrants is in our best interest.

The right to exercise the warrants will be forfeited unless they are exercised before the date specified in the notice of redemption. From and after the redemption date, the record holder of a warrant will have no further rights except to receive, upon surrender of the warrants, the redemption price.

The warrants were issued in registered form under a warrant agreement between American Stock Transfer & Trust Company, as warrant agent, and us. You should review a copy of the warrant agreement, which has been filed as an exhibit to the registration statement in connection with our initial public offering, for a complete description of the terms and conditions applicable to the warrants.

The exercise price and number of shares of common stock issuable on exercise of the warrants may be adjusted in certain circumstances including in the event of a stock dividend, or our recapitalization, reorganization, merger or

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consolidation. However, the warrants will not be adjusted for issuances of common stock at a price below their respective exercise prices.

The warrants may be exercised upon surrender of the warrant certificate on or prior to the expiration date at the offices of the warrant agent, with the exercise form on the reverse side of the warrant certificate completed and executed as indicated, accompanied by full payment of the exercise price, by certified check payable to us, for the number of warrants being exercised. The warrant holders do not have the rights or privileges of holders of common stock and any voting rights until they exercise their warrants and receive shares of common stock. After the issuance of shares of common stock upon exercise of the warrants, each holder will be entitled to one vote for each share held of record on all matters to be voted on by stockholders.

No warrants will be exercisable unless at the time of exercise a prospectus relating to common stock issuable upon exercise of the warrants is current and the common stock has been registered or qualified or deemed to be exempt under the securities laws of the state of residence of the holder of the warrants. Under the terms of the warrant agreement, we have agreed to meet these conditions and use our best efforts to maintain a current prospectus relating to common stock issuable upon exercise of the warrants until the expiration of the warrants. However, we cannot assure you that we will be able to do so.  The warrants may be deprived of any value and the market for the warrants may be limited if the prospectus relating to the common stock issuable upon the exercise of the warrants is not current or if the common stock is not qualified or exempt from qualification in the jurisdictions in which the holders of the warrants reside.

No fractional shares will be issued upon exercise of the warrants. However, we will pay to the warrant holder, in lieu of the issuance of any fractional share which is otherwise issuable to the warrant holder, an amount in cash based on the market value of the common stock on the last trading day prior to the exercise date.

In addition, upon closing of our IPO, we sold and issued a UPO for $100 to the representative in that offering to purchase up to 500,000 Units at an exercise price of $10.80 per Unit.  The Units underlying the UPO will be exercisable in whole or in part, solely at the holder’s discretion, commencing on January 21, 2008 and expiring on July 19, 2011.  The UPO may be exercised for cash or on a “cashless” basis, at the holder’s option, such that the holder may use the appreciated value of the UPO (the difference between the exercise price of the UPO and the market price of the securities underlying the Units) to exercise the UPO without the payment of any cash.  Each of the Units included in the UPO are identical to the Units sold in the IPO, except that the exercise price of the Units underlying the UPO are $10.80 per Unit.

At the January 17, 2008 special meeting of stockholders the Company obtained the approval of a majority of common stockholders to sell shares of common stock at prices below net asset value per share to registered holders of warrants and the UPO holder.

Please see “Plan of Distribution — Private Placements” above for additional information regarding shares of common stock and warrants purchased prior to our IPO.

Capitalization

Set forth below are the outstanding classes of capital stock as of December 31, 2008:

(1)	(2)	(3)	(4)
Title of Class	Amount Authorized	Amount Held by Registrant or for its Account	Amount Outstanding Exclusive of Amount Shown Under (3)
Common Stock	45,000,000	0	8,219,875*
Preferred Stock	5,000	0	0

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*Consists of 7,943,097 shares of common stock and 276,778 Units outstanding as of December 31, 2008. Units consist of one share of common stock and one warrant. As of December 31, 2008, there are 9,223,222 warrants outstanding, each exercisable for one share of common stock.

Dividends

We have not paid any dividends on our common stock to date and the payment of dividends in the future will be contingent upon our revenues and earnings, if any, capital requirements and general financial condition. The payment of any dividends will be within the discretion of our Board of Directors. It is the present intention of our Board of Directors to retain all earnings, if any, for use in our business operations and, accordingly, our board does not anticipate declaring any dividends in the foreseeable future.

Shares Eligible for Future Sale

As of December 31, 2008, we had 8,219,875 shares of common stock outstanding. All of these shares, except for the 1,812,500 shares of common stock issued prior to our initial public offering, are freely tradable without restriction or further registration under the Securities Act, except for any shares purchased by one of our affiliates within the meaning of Rule 144 under the Securities Act.  The 1,812,500 shares became eligible for sale under Rule 144 as of July 19, 2007, provided that all other requirements of the Rule, as listed below, are satisfied.  Notwithstanding the foregoing, all of those shares were subject to the Stock Escrow Agreement and were generally not transferable until after July 21, 2008. All of the shares held by the Selling Holders are being registered hereby.

Rule 144

In general, under Rule 144 as currently in effect, a person who has beneficially owned restricted shares of our common stock for at least one year would be entitled to sell within any three-month period a number of shares that does not exceed the greater of either of the following:
•	1% of the number of shares of common stock then outstanding; and
•	the average weekly trading volume of the common stock on the American Stock Exchange during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

Sales under Rule 144 are also limited by manner of sale provisions and notice requirements and to the availability of current public information about us.

Rule 144(k)

Under Rule 144(k), a person who is not deemed to have been one of our affiliates at the time of or at any time during the three months preceding a sale, and who has beneficially owned the restricted shares proposed to be sold for at least two years, including the holding period of any prior owner other than an affiliate, is entitled to sell their shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144.

SEC Position on Rule 144 Sales

The SEC has taken the position that promoters or affiliates of a blank check company and their transferees, both before and after a business combination, would act as an “underwriter” under the Securities Act when reselling the securities of a blank check company acquired prior to the consummation of its initial public offering. Accordingly, the SEC believes that those securities can be resold only through a registered offering and that Rule 144 would not be available for those resale transactions despite technical compliance with the requirements of Rule 144.

Registration Rights

As discussed above under “Plan of Distribution — Private Placements” and “Certain Relationships and Related Transactions — Registration Rights Agreement,” the Company entered into a Registration Rights Agreement pursuant to which it agreed to use its reasonable best efforts to register the Private Placement Shares and Private Placement Warrants, and to file any reports required to be filed by it under the Securities Act and the Exchange Act as the holders of the Private Placement Shares and Private Placement Warrants may reasonably request, to enable

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such holders to sell the Private Placement Shares and Private Placement Warrants without registration under the Securities Act within the limitation of the exemptions provided by Rule 144 under the Securities Act.  Pursuant to the Registration Rights Agreement we are obligated to bear all costs relating to the registration of the Private Placement Shares, Private Placement Warrants, and shares underlying the Private Placement Warrants held by the Registration Rights Holders and registered pursuant to this Prospectus.  Holders of the Private Placement Shares and Private Placement Warrants are obligated to provide such information as may reasonably be requested by the Company in connection with the preparation of the Registration Statement, including amendments and supplements thereto, in order to effect the registration of any Private Placement Shares and Private Placement Warrants under the Securities Act pursuant to Section 2 and in connection with the Company’s obligation to comply with federal and applicable state securities laws.

Each of F. Jacob Cherian, Suhel Kanuga, Kishore Mirchandani and Lawrence Burstein held our issued and outstanding shares of common stock and warrants immediately prior to our IPO and are entitled to registration rights pursuant to the Registration Rights Agreement.  In addition, pursuant to the Escrow Agreement entered into by each of F. Jacob Cherian, Suhel Kanuga, Kishore Mirchandani, Lawrence Burstein, Gul Asrani, Sarat Sethi and C.P. Krishnan Nair, Messrs. Cherian, Kanuga, Mirchandani, Burstein, Asrani, Sethi and Nair deposited an aggregate of 1,375,197 shares of common stock with an escrow agent to be held for six months until July 21, 2008. Following the escrow term, these securities shall be distributed to Messrs. Cherian, Kanuga, Mirchandani, Burstein, Asrani, Sethi and Nair, to certain affiliated and non-affiliated purchasers in the Private Placement and to certain third parties that have entered into Share Redistribution Agreements with each of Messrs. Cherian, Kanuga, Burstein, Mirchandani and Sethi. Certain other third parties may exercise their options to receive a distribution of such securities pursuant to the Share Redistribution Agreements.  Concurrently, Messrs. Cherian, Kanuga, Mirchandani and Burstein shall assign to such third parties their rights under the Registration Rights Agreement.  Under the Registration Rights Agreement, we agreed to use our reasonable best efforts to register shares of common stock, warrants and the shares of common stock underlying the warrants owned by these third parties and Messrs. Cherian, Kanuga, Mirchandani and Burstein.

Under the Registration Rights Agreement, we are required to promptly notify the holders of the Private Placement Shares and Private Placement Warrants within two business days of the filing of a Registration Statement registering the Private Placement Shares and Private Placement Warrants, and shall further notify such holders promptly and confirm such advice in writing within two business days of the occurrence of any of the following: (i) when such Registration Statement becomes effective; (ii) when any post-effective amendment to such Registration Statement becomes effective; (iii) the issuance or threatened issuance by the SEC of any stop order (and the Company shall take all actions required to prevent the entry of such stop order or to remove it if entered); and (iv) any request by the SEC for any amendment or supplement to such Registration Statement or any prospectus relating thereto or for additional information or of the occurrence of an event requiring the preparation of a supplement or amendment to such prospectus so that, as thereafter delivered to the purchasers of the securities covered by such Registration Statement, such prospectus will not contain an untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading, and promptly make available to the holders of the Private Placement Shares and Private Placement Warrants included in such Registration Statement any such supplement or amendment.

Pursuant to the Registration Rights Agreement, we have agreed to indemnify each Registration Rights Holder against any expenses, losses, judgments, claims, damages or liabilities, whether joint or several, arising out of or based upon any untrue statement (or allegedly untrue statement) of a material fact contained in this Prospectus, or arising out of or based upon any omission (or alleged omission) to state a material fact required to be stated herein or necessary to make the statements herein not misleading, or any violation by us of the Securities Act or any rule or regulation promulgated thereunder applicable to us. Pursuant to the Registration Rights Agreement, the Registration Rights Holders have agreement to indemnify us against any losses, claims, judgments, damages or liabilities, whether joint or several, insofar as such losses, claims, judgments, damages or liabilities (or actions in respect thereof) arise out of or are based upon any untrue statement or allegedly untrue statement of a material fact contained in this Prospectus, or arise out of or are based upon any omission or the alleged omission to state a material fact required to be stated herein or necessary to make the statement herein not misleading, if the statement or omission was made in reliance upon and in conformity with information furnished in writing to us by such Registration Rights Holder expressly for use in this Prospectus.

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Repurchase of Common Shares

The Company is a closed-end investment company and as such its stockholders will not have the right to cause the Company to redeem their shares. Instead, the shares of common stock will trade in the open market at a price that will be a function of factors relating to the Company such as dividend levels and stability (which will in turn be affected by dividend and interest payments by the Company’s portfolio holdings, regulations affecting the timing and character of Company’s distributions, Company expenses and other factors) portfolio credit quality, liquidity, call protection, market supply and demand, and similar factors relating to the Company’s portfolio holdings. Shares of a closed-end investment company may frequently trade at prices lower than net asset value. The Company’s Board of Directors regularly monitors the relationship between the market price and net asset value of the shares of common stock. If the shares of common stock were to trade at a substantial discount to net asset value for an extended period of time, the Board of Directors may consider the repurchase of its shares of common stock on the open market or in private transactions, or the making of a tender offer for such shares. The Company cannot assure you that its Board of Directors will decide to take or propose any of these actions, or that share repurchases or tender offers will actually reduce any market discount.

Net Asset Value

The net asset value (“NAV”) per share is equal to the value of our total assets minus liabilities divided by the total number of shares of common stock outstanding. We determine the NAV per share of our common stock as frequently as the Valuation Committee shall decide, but in no event less than quarterly, and on such day as the management’s Pricing Committee determines on a day the New York Stock Exchange is open. Unless otherwise determined by the Valuation Committee, the Fund’s net asset value is computed as of the close of regular trading on the NYSE (generally 4:00 p.m. Eastern time) (the “Valuation Time”) on any day net asset value is calculated. To compute net asset value on any day, management shall value all Fund assets and liabilities at the Valuation Time. However, for investment or administrative reasons, management may value particular securities at the Valuation Time, such as U.S. government securities, money market instruments, and foreign securities (such as its interest in SMC and SAM), based on information determined before the Valuation Time.

Value, as defined in Section 2(a)(41) of 1940 Act, is (1) the market price for those securities for which a market quotation is readily available and (2) for all other securities and assets, fair value as determined in good faith by our Board of Directors pursuant to procedures approved by our Board of Directors. The Board of Directors has delegated the oversight of the implementation of the valuation procedures to its Valuation Committee, and delegated to the Fund’s officers the responsibility for valuing the Fund’s assets and calculating the Fund’s net asset value in accordance with the valuation procedures. Management has formed a Pricing Committee to discharge certain of its responsibilities with respect to valuation. As part of its duties, management’s Pricing Committee must: (i) present to the Valuation Committee, quarterly, a report of the Pricing Committee’s activities in the previous quarter; (ii) respond to requests from the Board and the Valuation Committee; and (iii) participate in an annual review of these Procedures and provide advice and recommendations in light of its experience in administering these Procedures, information on evolving industry practices and any developments in applicable laws or regulations.

Except as otherwise specifically provided in the valuation procedures, the Fund will value portfolio securities for which market quotations are readily available at market value. The Fund values all other securities and assets, including the shares of SMC and SAM, at fair value as determined in good faith in accordance with the valuation procedures. Because of the inherent uncertainty of determining the fair value of investments that do not have a readily available market value, the fair value of our investments determined under our procedures may differ significantly from the values that would have been used had a ready market existed for the investments or from the values that would have been placed on our assets by other market participants, and the differences could be material.

There is no single standard for determining fair value. As a result, determining fair value requires that judgment be applied to the specific facts and circumstances of each portfolio investment. We primarily hold securities of SMC and SAM, which are listed, but not traded on the New Delhi Stock Exchange and Gauhati Stock Exchange, respectively. Because of the type of investments that we make and the nature of our business, our valuation process requires an analysis of various factors. Our valuation methodology includes the examination of, among other things, (1) the nature and price (if any) of the portfolio security; (2) whether any broker quotations for the portfolio security are available; (3) the last sale price of the portfolio security; (4) whether any other financial or derivative security traded on other markets or among dealers is indicative of the appropriate price; (5) whether values of baskets of

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securities, or indices, traded on other markets, exchanges, or among brokers are indicative of the appropriate price; (6) the extent to which the fair value to be determined for the portfolio security will result from the use of data or formula produced by third parties independent of management; (7) the liquidity or illiquidity of the market for the particular portfolio security; (8) the financial statements and condition of the issuer; (9) general information concerning the issuer’s business including, without limitation, material developments in product development, management changes, litigation, governmental approvals, actions and contracts and extraordinary events; (10) the competitive position of the issuer’s major products, the demand therefore or any material changes in the marketplace; (11) general and specific market trends and the existence of any merger proposals, tender offers or other similar corporate actions affecting the securities; (12) the financial position of the issuer; (13) The market value of any unrestricted securities of the same class; (14) the availability of registration rights; (15) legal or other restrictions on the disposition of the securities (including any registration expenses that might be borne by the Fund in connection with such disposition); (16) the characteristics of the market in which the securities are purchased and sold; (17) the market value of similar securities of the same issuer or comparable companies; (18) the cost of the security at the date of purchase; (19) in the case of securities that trade primarily in markets that close before the Valuation Time, financial market or other developments that occur after such market close but before the Valuation Time; (20) changes in interest rates; (21) observations from financial institutions; (22) government (U.S. or non-U.S.) actions or pronouncements; (23) other news events; (24) for securities traded on non-U.S. markets, the value of non-U.S securities traded on other non-U.S. markets, ADR trading, closed-end fund trading, non-U.S. currency exchange activity, the trading prices of financial products that are tied to baskets of non-U.S. securities (such as ADRs and World Equity Benchmark Shares) and futures contracts or other derivative securities based on indices representative of the appropriate market; and (25) the nature and duration of any material event and the forces influencing the operation of financial markets, factors relating to the event that precipitated the problem, whether the event is likely to recur, whether the effects of the event are isolated or whether they affect entire markets, countries or regions.

For all other securities held by the Fund other than the shares of SMC and SAM, if applicable, when market quotations or other information used in valuing such securities is not readily available or current or otherwise appropriate, management may be required to supply a “missing price” or determine whether to adjust a supplied price, as described below.

Generally, management must act reasonably and in good faith in considering all appropriate information available to it in identifying fair valuation situations and may consult with, as appropriate, investment personnel, general news and financial market information sources, industry sources, regulatory authorities, other market participants and legal, compliance and accounting personnel. Management has also engaged the services of third-party vendors to assist it. Management may believe at times that a significant event affecting a portfolio security has occurred that would require it to adjust a supplied price. In the case of holdings denominated in foreign currencies, management converts the values of fund assets nominally reported in foreign currencies into U.S. dollars daily at the Valuation Time. Management is responsible for monitoring currency prices and related markets to identify significant events that call into question whether the exchange rate (established as of an earlier pricing time) applied to a security denominated in a foreign currency reliably represents the security’s market value at the Valuation Time.
In determining the fair value of securities held by the Fund, no single factor is determinative. Each Director may have accorded a different weight, or no weight, to different factors, and, thus, each Director may have had a different basis for his ultimate determination of value.

FORWARD-LOOKING STATEMENTS AND CERTAIN DOCUMENTS INCORPORATED BY REFERENCE

Forward Looking Statements

This Prospectus includes forward-looking statements not within the safe harbor provided by Section 27A of the Securities Act and Section 21E of the Exchange Act. The matters discussed in this Prospectus, as well as in future oral and written statements by management of the Company, that are forward-looking statements are based on current management expectations that involve substantial risks and uncertainties which could cause actual results to differ materially from the results expressed in, or implied by, these forward-looking statements. Forward-looking statements relate to future events or our future financial performance. We generally identify forward-looking statements by terminology such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “could,” “intends,” “target,” “projects,” “contemplates,” “believes,” “estimates,” “predicts,” “potential” or “continue” or the negative of these terms or other similar words. Important assumptions include our ability to originate new investments, achieve

41

certain margins and levels of profitability, the availability of additional capital, and the ability to maintain certain debt to asset ratios. In light of these and other uncertainties, the inclusion of a projection or forward-looking statement in this Prospectus should not be regarded as a representation by us that our plans or objectives will be achieved. The forward-looking statements contained in this Prospectus include statements as to:

•	our future operating results;

•	our business prospects and the prospects of SMC Group;

•	the impact of any investments that we expect to make;

•	our informal relationships with third parties;

•	the dependence of our future success on the general economy and its impact on the industry and countries in which we invest;

•	the ability of SMC Group to achieve its objectives;

•	our expected financings and investments;

•	our regulatory structure and tax treatment; and

•	the adequacy of our cash resources and working capital.

For a discussion of factors that could cause our actual results to differ from forward-looking statements contained in this prospectus, please see the discussion under “Risk Factors.” You should not place undue reliance on these forward-looking statements. The forward-looking statements made in this Prospectus relate only to events as of the date on which the statements are made.

Certain Documents Incorporated by Reference

The SEC allows us to incorporate by reference certain  information we file with it, which means that we can disclose  important  information to you by referring you to those  documents.  Our SEC File Number is 1933 Act File No. 333-133189; 1940 Act File No. 811-22156.  The  information incorporated by reference  is considered to be part of this prospectus.  “Incorporation by reference” means that we are disclosing important  information to you by referring to those documents.

Pursuant to conversations with the SEC staff, this prospectus also incorporates by reference the following future filings that the Company will make with the SEC: (1) quarterly and annual financial statements of SMC and SAM translated into U.S. GAAP, that the Company receives from SMC and SAM and that the Company shall file on Form 8-K. (2) the other information concerning material occurrences that the Company receives from SMC and SAM pursuant to those certain Shareholders Agreements dated May 12, 2007 between the Company and each of SMC and SAM provided that the Company does not undertake to disclose any non-public  or confidential information, any trade secrets or any other proprietary information that the Company may learn from SMC or SAM either because one or more of its officers or designees are directors of SMC or SAM or for any other reason; and (3)(a) any material information that has been publicly disclosed by SMC or SAM pursuant to the Indian securities regulatory scheme or (b) such additional material information that would be required if the securities of SMC and SAM held by the Company were being registered under the Securities Act, if, and to the extent that SMC and SAM provide such additional material information to the Company (except for information furnished to the SEC that is not deemed to be “filed” for purposes of the Exchange Act) on or subsequent to the date of this prospectus until all the common stock being offered by this prospectus are sold or until the offering of the common stock is otherwise terminated.  The provisions of the prior sentence applying to SMC and SAM also apply with respect to any successor to SMC and SAM. Also all annual reports subsequently filed by us pursuant to Sections 13(a) or 15(d) of the Exchange Act after the date of this Prospectus and prior to the termination of this offering shall be deemed to be incorporated by reference in this Prospectus and to be part hereof from the date of filing of such reports.  The Statement of Additional Information is also incorporated by reference into this Prospectus.

Any statement contained in a document incorporated or deemed to be incorporated by reference in this prospectus is considered to be a part of this prospectus and information that we file with the SEC on or after the date of this prospectus that is incorporated by reference will automatically supplement, update or supersede previously filed information.  We will provide without charge to each person, including any beneficial owner,  to whom a copy of this  prospectus is delivered,  upon written or oral request, a copy of any or all of the foregoing documents which we incorporate by reference in this  prospectus (not including exhibits to such documents unless such exhibits are specifically incorporated by reference into such documents).  Requests should be directed to the Company at: 330 East 38th Street, Suite 40H, New York, New York 10016.

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FEDERAL INCOME TAX MATTERS

The following discussion is a general summary of certain U.S. federal income tax considerations that are applicable to the Company and to an investment in the Company’s common shares, warrants and Units. This discussion does not purport to be a complete description of the income tax considerations applicable to such an investment. For example, the discussion does not describe U.S. federal income tax consequences that may be relevant to certain types of investors subject to special treatment under U.S. federal income tax laws, including tax-exempt organizations, pension plans and trusts, insurance companies, dealers in securities and financial institutions. This discussion also assumes that an investor holds the Company’s common shares, warrants or Units as capital assets within the meaning of the Internal Revenue Code of 1986, as amended (the “Code”).

This discussion is based upon the Code, the Treasury regulations, and administrative and judicial interpretations, all as of the date hereof and all of which are subject to change, possibly retroactively, which could affect the continuing validity of this discussion. The Company has not and will not seek any ruling from the Internal Revenue Service (the “Service”) regarding any of the tax considerations discussed herein.  Except where expressly noted below, the discussion does not address any aspects of U.S. estate or gift tax, or any tax consequences under state, local or foreign law.

For purposes of this discussion, a “U.S. holder” is a beneficial owner of the Company’s common shares, warrants or Units who or which is, for U.S. federal income tax purposes, any one of the following:

•	a citizen or resident of the United States;

•	a corporation or other entity treated as a corporation for U.S. federal tax purposes created in or organized under the laws of the United States or any political subdivision thereof;

•	an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

•
a trust if (a) a court within the United States is able to exercise primary supervision over administration of the trust and one or more United States persons have authority to control all substantial decisions of the trust or

(b) the trust has a valid election in effect under applicable U.S. Treasury regulations to be treated as a domestic trust.

A “Non-U.S. holder” is a beneficial owner of the Company’s common shares who or which is not a U.S. holder, other than a partnership or an entity or arrangement classified as a partnership for U.S. federal income tax purposes.

If a partnership (including an entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds the Company’s common shares, warrants or Units, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. A prospective investor that is a partnership or a partner in such a partnership should consult his, her or its own tax advisor with respect to the purchase, ownership and disposition of the Company’s common shares, warrants or Units.

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Tax matters are complicated and the tax consequences to a U.S. holder or a Non-U.S. holder of an investment in the Company’s common shares, warrants or Units will depend on the facts of his, her or its particular situation. Investors should consult their own tax advisors regarding the specific consequences of such an investment, including the applicability of federal, state, local and foreign tax laws and the effect of any possible changes in tax laws.

Taxation of the Company

Unlike most investment companies, the Company is treated as a regular corporation for federal income tax purposes. As a result, the Company is obligated to pay federal income tax on its taxable income at the graduated rates applicable to corporations (currently, the maximum corporate federal income tax rate is 35%). The Company may also be subject to a 20% federal alternative minimum tax on its federal alternative minimum taxable income to the extent that the Company’s alternative minimum tax exceeds its regular federal income tax, and to U.S. state and local income taxes. The Company will not satisfy the diversification tests necessary to qualify as a regulated investment company (“RIC”) under the Code.  Accordingly, the special tax rules applicable to RICs will not apply to the Company or to the Company’s stockholders with respect to their ownership of common shares in the Company and the Company will not be required to distribute at least 90% of its investment company taxable income and net tax-exempt interest income annually as RICs are required to do.

Certain of the Company’s investments in Indian companies may be (or may in the future become) subject to special U.S. federal income tax rules, including but not limited to the rules applicable to “passive foreign investment companies,” “foreign personal holding companies” and “controlled foreign corporations,” as defined under the Code.  Under these rules, the Company may be required to recognize taxable income prior to its receipt of cash from such investments, or to pay additional taxes or charges upon its receipt of distributions or realization of gains from such investments.  The Company has not yet determined whether any such rules will apply, or to the extent that such rules will apply, whether and to what extent elections may be available that would reduce or minimize the impact of these rules.

Income (including capital gains) from the Company’s investments in India may be subject to withholding or other taxes imposed by India that may reduce the Company’s return on those investments.  Under treaties with India and local Indian income tax law, income is generally sourced in India and subject to Indian tax if paid from India.  This is true whether or not the services or the earning of the income would normally be considered as from sources outside India in other contexts.  Income tax treaties with India may be available to reduce any Indian withholding or other taxes that may be imposed.  However, there is no assurance that treaty relief will be available or that the Indian tax authorities will recognize application of such treaties with respect to amounts paid to or for the benefit of the Company.

Moreover, Indian taxes paid by or withheld from amounts payable to the Company with respect to income or gains from investments in India may not be creditable against the Company’s U.S. federal income tax liability as reported on its U.S. federal income tax returns, which could result in double taxation of such income or gains.  A description of Indian taxes that may apply to income and gains from the Company’s investments in India is beyond the scope of this discussion, and prospective investors in the Company’s common shares, warrants or Units should consult their own tax advisors concerning such taxes.

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Taxation of U.S. Stockholders

Distributions, if any, by the Company in respect of common shares will be treated as dividends for U.S. federal income tax purposes to the extent paid from the Company’s current or accumulated earnings and profits (as determined under U.S. federal income tax principles) and will be includible in gross income by a U.S. holder when received or accrued in accordance with the U.S. holder’s method of accounting for U.S. federal income tax purposes. Any such dividend will be eligible for the dividends received deduction if received by an otherwise qualifying corporate U.S. holder that meets the holding period and other requirements for the dividends received deduction. Dividends paid by the Fund to certain non-corporate U.S. holders (including individuals) with respect to taxable years beginning on or before December 31, 2010 are eligible for U.S. federal income taxation at the rates generally applicable to long-term capital gains for individuals (currently at a maximum tax rate of 15%), provided that the U.S. holder receiving the dividend satisfies applicable holding period and other requirements. For subsequent taxable years, dividends paid by the Company to non-corporate U.S. holders (including individuals) will be fully taxable at ordinary income rates unless further Congressional action is taken.

If the amount of a Company distribution exceeds the Company’s current and accumulated earnings and profits, a U.S. holder’s share of any such excess will be treated first as a tax-free return of capital to the extent of the U.S. holder’s tax basis in the common shares, and thereafter as capital gain. Any such capital gain will be long-term capital gain if such U.S. holder has held the applicable common shares for more than one year.

Upon a sale, exchange or other disposition of the Company’s common shares, warrants or Units, a U.S.  holder will (except as discussed below with respect to an exercise of warrants) generally recognize a taxable gain or loss based on the difference between amount realized by the U.S. holder and the U.S. holder’s tax basis in such common shares, warrants or Units.  A U.S. holder’s tax basis in common shares, warrants or Units is generally equal to the U.S. holder’s cost of acquiring the common shares, warrants or Units.  In the case of a U.S. holder of a Unit separately disposing of either the common share or the warrant component of that Unit, the U.S. holder must allocate the cost of the Unit between the common share and the warrant based on the relative fair market value of each as of the date the Unit was acquired. Each U.S. holder of a Unit is advised to consult such holder’s own tax advisor with respect to the determination of the tax basis of the share and warrant components of that Unit.

A U.S. holder of warrants will not recognize any gain or loss on the purchase of common shares for cash upon exercise of the warrants.  The basis of the shares received will be equal to the tax basis in the warrants so exercised, plus the cash exercise price paid by the U.S. holder.  The holding period of the common shares received generally will not include any period during which the warrants were held, but will instead commence on the day after the date on which the warrants are exercised.  A U.S. holder of a warrant will generally recognize a capital loss upon expiration of a warrant equal to the amount of the U.S. holder’s basis in the warrant.

Any gain or loss recognized by a U.S. holder upon a sale, exchange or other disposition of common shares, warrants or Units (or upon the expiration of a warrant) will generally be capital gain or loss, and will be treated as long-term capital gain or loss if those common shares, warrants or Units have been held for more than one year at the time of the disposition. In the case of a non-corporate U.S. holder, long-term capital gain generally is, as noted above, subject to a maximum tax rate of 15%, which maximum tax rate is currently scheduled to increase to 20% for dispositions occurring in taxable years beginning on or after January 1, 2011. Subject to limited exceptions, capital losses cannot be used to offset ordinary income.

If an adjustment is made to the number of shares of our common stock for which a warrant may be exercised or to the exercise price of a warrant, the adjustment may, under certain circumstances, result in constructive distributions that could be taxable as a dividend to U.S. holders of the warrants. Conversely, the absence of an appropriate anti-dilution adjustment may result in a constructive distribution that could be taxable as a dividend to U.S. holders of shares of our common stock. U.S. holders are urged to consult their own tax advisors regarding the proper treatment of any adjustments to the warrants.

Taxation of Non-U.S. Stockholders

In general, dividend distributions paid by the Company to a Non-U.S. holder (including constructive dividends, if any, resulting from adjustments or the absence of adjustments to the warrants, as described above) are subject to withholding of U.S. federal income tax at a rate of 30% unless the Non-U.S. holder satisfies the requirements

45

(including certification requirements) necessary to qualify for a lower withholding rate under an applicable income tax treaty.

If a distribution to a Non-U.S. holder is effectively connected with a U.S. trade or business of the Non-U.S. holder (and, if required by an applicable income tax treaty, the distribution is attributable to a permanent establishment maintained by the Non-U.S. holder in the United States), the Company will not be required to withhold federal income tax if the Non-U.S. holder complies with applicable certification requirements, although the Non-U.S. holder will be subject to federal income tax on any such distributions at the rates applicable to U.S. holders. Any such effectively connected dividends paid to corporate Non-U.S. holders may, under certain circumstances, be subject to an additional “branch profits tax” at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

A Non-U.S. holder generally will not be taxed on gain recognized on a sale, exchange or other disposition of the Company’s common shares, warrants or Units unless:

•
the gain is effectively connected with the Non-U.S. holder’s conduct of a trade or business in the United States and, if required by an applicable income tax treaty, is attributable to a permanent establishment maintained by the Non-U.S. holder in the United States (in these cases, the gain will be taxed on a net income basis at the regular graduated rates and in the manner applicable to U.S. holders unless an applicable income tax treaty provides otherwise and, under certain circumstances, the “branch profits tax” described above may also apply); or

•
the Non-U.S. holder is an individual who holds the Company’s common stock as a capital asset, is present in the United States for 183 days or more in the taxable year of the disposition and meets other requirements (in which case, except as otherwise provided by an applicable income tax treaty, the gain, which may be offset by U.S. source capital losses, generally will be subject to a flat 30% U.S. federal income tax).

A Non-U.S. holder could also be subject to tax on a disposition of the Company’s common shares, warrants or Units if the Company is or has been a “U.S. real property holding corporation” for U.S. federal income tax purposes at any time during the shorter of the five-year period ending on the date of disposition or the period that the Non-U.S. holder held the Company’s common stock.  The Company does not believe that it is, and it does not anticipate that it will become, a U.S. real property holding corporation.

Common shares, warrants or Units of the Company that are owned or treated as owned by an individual who is not a U.S. citizen or resident of the United States (as specially defined for U.S. federal estate tax purposes) at the time of death will be included in the individual’s gross estate for U.S. federal estate tax purposes, unless an applicable estate tax or other treaty provides otherwise and, therefore, may be subject to U.S. federal estate tax.

Whether an investment in the shares, warrants or Units is appropriate for a Non-U.S. holder will depend on that person’s particular circumstances. All non-U.S. persons should consult their own tax advisors with respect to the United States federal income tax and withholding tax, and state, local and foreign tax consequences of an investment in the shares, warrants or Units.

Backup Withholding

Backup withholding at a 28% rate may apply to taxable distributions to, and the proceeds of a sale or disposition of common shares, warrants or Units by, any holder that fails to provide its tax identification number to the payor and comply with certain certification procedures, or otherwise fails to establish an exemption from backup withholding.  The backup withholding rate is set to increase to 31% for amounts distributed or paid after December 31, 2010.  Any amount withheld under backup withholding rules is allowed as a credit against the holder’s U.S. federal income tax liability, provided that proper information is timely provided to the Service.

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TABLE OF CONTENTS FOR STATEMENT OF ADDITIONAL INFORMATION

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MILLENNIUM INDIA ACQUISITION COMPANY INC.
STATEMENT OF ADDITIONAL INFORMATION
JANUARY 26, 2009

References to the “Company,” the “Fund,” “we,” “us,” and “our” are to Millennium India Acquisition Company Inc.

Item 14. Cover Page.
We are an internally managed, non-diversified, closed-end investment management company registered under the Investment Company Act of 1940, as amended.

This Statement of Additional Information (“SAI”) relating to the units, common stock and warrants of the Company is not a prospectus, and should be read in conjunction with the Company’s prospectus relating thereto dated January 26, 2009 (the “Prospectus”). A copy of the Prospectus may be obtained without charge by calling collect to (631) 470-2644. You may also obtain a copy of the Prospectus on the web site (http://www.sec.gov) of the Securities and Exchange Commission (the “SEC”). Capitalized terms used but not defined in this Statement of Additional Information have the meanings ascribed to them in the Prospectus.

Item 15. Table of Contents

Item 16. General Information and History.

The Company was a blank check company organized as a corporation under the laws of the State of Delaware on March 15, 2006.  On December 20, 2007 the Company registered under the Investment Company Act of 1940, as amended (the “1940 Act”) as a closed-end, non-diversified management “investment company.”  On January 21, 2008 the Company completed the acquisition of a 14.75% in each of SMC Global Securities Limited (“SMC”) and SAM Global Securities Limited (“SAM”), together referred to herein as the “SMC Group.”

Item 17. Investment Objective and Policies.

The investment objective and general investment policies of the Company are described in the Prospectus. The Company’s portfolio is internally managed. Additional information concerning the characteristics of certain of the Company’s investments is set forth below.

Fundamental Investment Restrictions

The following are fundamental investment restrictions of the Fund and may not be changed without the approval of the holders of a majority of the Fund’s outstanding voting securities (in the event that the Fund issues preferred shares, changes in investment restrictions would also require approval by a majority of the outstanding preferred shares, voting as a separate class).

The Fund may not:

1.           Issue any senior security, except to the extent permitted under the 1940 Act, as interpreted, modified or otherwise permitted from time to time by regulatory authority having jurisdiction.

2.           Make short sales, purchases on margin or write put and call options, except to the extent permitted under the 1940 Act, as interpreted, modified or otherwise permitted from time to time by regulatory authority having jurisdiction.

3.           Borrow money, except to the extent permitted under the 1940 Act, as interpreted, modified or otherwise permitted from time to time by regulatory authority having jurisdiction.

4.           Act as an underwriter of securities within the meaning of the Securities Act of 1933, as amended, (the “Securities Act” or the “1933 Act”) except as permitted under the Securities Act, and as interpreted, modified or otherwise permitted by regulatory authority having jurisdiction, from time to time. Among other things, to the extent that the Fund may be deemed to be an underwriter within the meaning of the Securities Act, the Fund may act as an underwriter of securities in connection with the purchase and sale of its portfolio securities in the ordinary course of pursuing its investment objective, investment policies and investment program.

5.           Concentrate its investments in a particular “industry,” as that term is used in the 1940 Act, as interpreted, modified or otherwise permitted from time to time by regulatory authority having jurisdiction; except that the Fund will invest more than 25% of its total assets in one or more businesses that have operations primarily in India and will invest more than 25% of its total assets in the financial services industry. This restriction does not apply to investments in securities issued or guaranteed by the U.S. government or any of its agencies or instrumentalities, or repurchase agreements secured thereby, and futures and options transactions issued or guaranteed by the U.S. government or any of its agencies or instrumentalities.

6.           Purchase or sell real estate or any interests therein, except as permitted under the 1940 Act, as interpreted, modified or otherwise permitted from time to time by regulatory authority having jurisdiction. Notwithstanding this limitation, the Fund may, among other things, (i) acquire or lease office space for its own use; (ii) invest in securities of issuers that invest in real estate or interests therein; (iii) invest in mortgage-related securities and other securities that are secured by real estate or interests therein; or (iv) hold and sell real estate acquired by the portfolio as a result of the ownership of securities.

7.           Purchase physical commodities or contracts relating to physical commodities, except as permitted under the 1940 Act, as interpreted, modified or otherwise permitted from time to time by regulatory authority having jurisdiction.

8.           Make loans, except to the extent permitted under the 1940 Act, as interpreted, modified or otherwise permitted from time to time by regulatory authority having jurisdiction.

Restrictions (1) and (2) shall be interpreted based upon no-action letters and other pronouncements of the staff of the SEC.  Unless otherwise indicated, all limitations applicable to the Fund’s investments apply only at the time a transaction is entered into (except for limitations on borrowing).  For purposes of the foregoing, “majority of the outstanding,” when used with respect to shares of the Fund, means (i) 67% or more of such shares present at a meeting, if the holders of more than 50% of such shares are present or represented by proxy, or (ii) more than 50% of such shares, whichever is less.

Currently, a closed-end investment company is required by the 1940 Act to have 300% asset coverage for the issuance of senior securities representing indebtedness or borrowing money and 200% asset coverage for the issuance of senior securities in the form of preferred shares.A class of securities may be senior to the Fund’s shares of beneficial interest if it provides a preference upon liquidation, preferential dividends, or similar rights. In addition, the Fund is not permitted to declare any cash dividend or other distribution on common stock unless, at the time of such declaration, the value of the Fund’s total assets (including the borrowing) less liabilities (other than the borrowing) is at least 300% of such principal amount, except dividends may be declared upon any preferred stock if , at the time of such declaration, the value of the Fund’s total assets (including the borrowing) less liabilities (other than the borrowing) is at least 200% of such principal amount.

To the extent that the Fund does not cover its commitment under a reverse repurchase agreement, short sale, dollar roll, or credit default by the segregation of liquid assets equal in value to the amount of the Fund’s commitment, or by entering into offsetting transactions or owning positions covering its obligations, such instrument will be treated as a senior security representing indebtedness (“borrowing”) for purposes of the requirement under the 1940 Act that the Fund may not enter into any such transaction if the Fund’s borrowings would thereby exceed 33 1/3% of its total assets. Under the 1940 Act, a “senior security” does not include any promissory note or evidence of indebtedness when such loan is for temporary purposes only and in an amount not exceeding 5% of the value of the total assets of the issuer at the time the loan is made. A loan is presumed to be for temporary purposes if it is repaid within sixty days and is not extended or renewed.  Under current pronouncements, certain Fund positions (e.g., reverse repurchase agreements) are excluded from the definition of “senior security” so long as the Fund maintains adequate cover, segregation of assets or otherwise. Similarly, a short sale will not be considered a senior security if the Fund takes certain steps contemplated by SEC staff pronouncements, such as ensuring the short sale transaction is adequately covered.

The 1940 Act currently limits the lending of portfolio securities to 33 1/3% of the value of the Fund’s total assets (taken at market value at the time of such loans). The staff of the SEC has taken the position that a Fund may not loan more than 1/3 of the total value of its assets (including any collateral from such loans). Currently, under the 1940 Act, the Fund generally may not lend money or property to any person, directly or indirectly, if such person controls or is under common control with the Fund, except for a loan from the Fund to a company that owns all of the outstanding securities of the Fund, except directors’ and qualifying shares. The Fund interprets its policies with respect to borrowing and lending to permit such activities as may be lawful for the Fund, to the full extent permitted by the 1940 Act.

Generally, the 1940 Act permits a fund to purchase or sell real estate or interests in real estate.  However, if a fund invests substantially in real estate investments that are not securities, the fund may not qualify as an investment company as defined in the 1940 Act.  Under the 1940 Act, a fund is permitted to invest in currency instruments and contracts and financial instruments and contracts that might be deemed to be commodities and commodity contracts, however the fund may not qualify as an investment company as defined in the 1940 Act if it invests substantially in instruments that are not securities. A futures contract, for example, may be deemed to be a commodity contract.

For purposes of fundamental investment restrictions regarding industry concentration, management may classify issuers by industry in accordance with classifications set forth in the Directory of Companies Filing Annual Reports with the SEC or other sources. In the absence of such classification or if management determines in good faith based on its own information that the economic characteristics affecting a particular issuer make it more appropriate to be considered engaged in a different industry, management may classify an issuer accordingly. The restriction regarding industry concentration does not apply to the Fund’s investments in obligations issued or guaranteed by the U.S. Government, its agencies or instrumentalities.

Unless otherwise indicated, all limitations applicable to the Fund’s investments apply only at the time a transaction is entered into (except for limitations on borrowing). Under the 1940 Act, a “senior security” does not include any promissory note or evidence of indebtedness when such loan is for temporary purposes only and in an amount not exceeding 5% of the value of the total assets of the issuer at the time the loan is made. A loan is presumed to be for temporary purposes if it is repaid within sixty days and is not extended or renewed.

Item 18. Management.

Directors and Officers

The business of the Company is managed under the direction of the Company’s board of directors (the “Board of Directors” or the “Board”). Subject to the provisions of the Company’s Certificate of Incorporation, as amended (the “Certificate”), its By-laws, as amended (the “By-laws”) and Delaware law, the directors (“Directors”) have all powers necessary and convenient to carry out this responsibility, including the election and removal of the Company’s officers.

The Directors and officers of the Company, their ages, the position they hold with the Company, their term of office and length of time served, a description of their principal occupations during the past five years, the number of portfolios in the fund complex (as defined in SEC regulations) that each Director oversees and any other directorships held by each Director are listed in the tables immediately following. Except as shown, each Director’s and officer’s principal occupation and business experience for the last five years have been with the employer(s) indicated, although in some cases the Director may have held different positions with such employer(s). Unless otherwise indicated, the business address of the persons listed below is c/o Millennium India Acquisition Company Inc., 330 East 38th Street, Suite 40H, New York, New York 10016.

Independent Directors(a)

Name, Address and Age	Positions(s) Held with the Fund	Term of Office and Length of Time Served	Principal Occupation(s) During the Past 5 Years	Number of Portfolios in Fund Complex(b) Overseen by Director	Other Directorships Held by Director
Gul Asrani(c) 70	Director	1 year term; served since inception.	Managing Director and Chairman, Kaymo Industries (manufacturing), since 1959; Partner, Kaymo Fasteners Co. (manufacturing and distribution), since 1996.	1	Director, Shree Laxmi Wollen Mills Estate Ltd.

Lawrence Burstein 66	Director	1 year term; served since inception.	President and Principal Stockholder, Unity Venture Capital Associates Ltd., since January 1996; Director, THQ, Inc., since January 1991; and Director, New Motion, Inc., since April 1998.	1	American Telecom Services, since February 2006; ID Systems, Inc., since January 1997; and CAS Medical Systems, since January 1985.

Thomas Mathew(d) 66	Director	1 year term; served since Jan. 25, 2008.	Retired.	1	None.

C.P. Krishnan Nair 85	Director	1 year term; served since inception.	Founder and Chairman, Leela Hotel Group, since 1957.	1	Leela Hotel Group

Interested Directors(a)

Name, Address and Age	Positions(s) Held with Fund	Term of Office and Length of Time Served	Principal Occupation(s) During the Past 5 Years	Number of Portfolios in Fund Complex(b) Overseen by Director	Other Director-ships Held by Director
F. Jacob Cherian(e) 44	Chairman, Chief Executive Officer, Principal Executive Officer & Director	1 year term; served since inception.	Private Investor; Adjunct Professor of International Finance, St. John’s University, Tobin College of Business. Formerly, Partner, Computer Sciences Corporation; Director, KPMG LLP / KPMG Consulting.	1	Director, SMC, since January 2008.

Suhel Kanuga(e) 34	President, Chief Financial Officer, Chief Compliance Officer, Principal Accounting Officer, Principal Financial Officer, Treasurer, Secretary & Director	1 year term; served since inception.	Private Investor. Formerly, Principal, Computer Sciences Corporation; Manager, KPMG LLP.	1	Director, SAM, since January 2008.

(a)  “Independent Directors” are those Directors who are not “Interested Persons” (as defined in Section 2(a)(19) of the 1940 Act), and “Interested Directors” are those Directors who are “Interested Persons” of the Fund.

(b) The term “Fund Complex” as used herein references the Fund and no other registered investment companies.
(c)  The Director has authorized the Fund as agent in the United States to receive notice. The Fund’s address is: c/o Millennium India Acquisition Company Inc., 330 East 38th Street, Suite 40H, New York, New York 10016.

(d) Mr. Mathew is the father-in-law of Mr. Cherian.
(e) Each of Messrs. Cherian and Kanuga is an “Interested Person” of the Fund due to his position as an officer of the Fund.

Officers

Name, Address and Age	Positions(s) Held with Fund	Term of Office and Length of Time Served	Principal Occupation(s) During the Past 5 Years
F. Jacob Cherian 44	Chairman, Chief Executive Officer, Principal Executive Officer & Director	Indefinite; served since inception
Director of the Fund; Director of SMC; Private Investor; Adjunct Professor of International Finance, St. John’s University, Tobin College of Business. Formerly, Partner, Computer Sciences Corporation; Director, KPMG LLP / KPMG Consulting.

Suhel Kanuga 34	President, Chief Financial Officer, Chief Compliance Officer, Principal Accounting Officer, Principal Financial Officer, Treasurer, Secretary & Director	Indefinite; served since inception	Director of the Fund; Director of SAM; Private Investor. Formerly, Principal, Computer Sciences Corporation; Manager, KPMG LLP.

Committees of the Board of Directors

Audit Committee

The Fund has established an audit committee (the “Audit Committee”) of the Board of Directors, which consists of Thomas Mathew, as chairman, Lawrence Burstein and Gul Asrani, each of whom is an Independent Director under the 1940 Act and an independent director for Audit Committee purposes under the National Association of Securities Dealers Automated Quotation System’s (“NASDAQ”) listing standards. The Audit Committee’s duties, which are specified in the Audit Committee Charter, include, but are not limited to:

• appointing, determining the compensation of, and retaining and overseeing the work of, the independent auditors (including resolving disagreements between management and the independent auditors regarding financial reporting).

• actively engaging in dialogue with the independent auditors with respect to any disclosed relationships or services that may affect their objectivity and independence and taking, or recommending that the Board take, appropriate action to oversee the independence of the independent auditors.

• annually reviewing the experience and qualifications of the key members of the independent auditors and the independent auditors’ quality control procedures.

• reviewing and pre-approving all audit services and all permissible non-audit services.

• establishing procedures for the receipt, retention and treatment of complaints we receive regarding accounting, internal accounting controls, or auditing matters, and the confidential, anonymous submission by employees of concerns regarding questionable accounting or auditing matters.

• discussing with the auditors the overall scope and plans for their audits including the adequacy of staffing and compensation.

• discussing with management and the auditors the adequacy and effectiveness of the accounting and financial controls, including the Fund’s system to monitor and manage business risk, and legal and ethical compliance programs.

• reviewing and discussing with management and the independent auditors (a) any material financial or non-financial arrangements that do not appear on the Fund’s financial statements, and (b) any transaction with parties related to the Fund.

• reviewing the interim financial statements with management and the independent auditors prior to the filing of the Fund’s Semi-Annual Report on Form N-CSR and discussing the results of the review and any other matters required to be communicated to the Committee by the independent auditors under generally accepted auditing standards.

• reviewing with management and the independent auditors the financial statements to be included in the Fund’s Annual Report on Form N-CSR, including their judgment about the quality, not just acceptability, of accounting principles, the reasonableness of significant judgments, and the clarity of the disclosures in the financial statements.

The Audit Committee will at all times be composed exclusively of “independent directors” who are “financially literate” as defined under the NASDAQ listing standards. The NASDAQ listing standards define “financially literate” as being able to read and understand fundamental financial statements, including a company’s balance sheet, income statement and cash flow statement. In addition, we must certify to the NASDAQ that the Audit Committee has, and will continue to have, at least one member who has past employment experience in finance or accounting, requisite professional certification in accounting, or other comparable experience or background that results in the individual’s financial sophistication. The Board of Directors has determined that Thomas Mathew satisfies NASDAQ’s definition of financial sophistication and also qualifies as an “audit committee financial expert,” as defined under rules and regulations of the SEC.

The Audit Committee held one meeting during the last fiscal year.

Nominating and Compensation Committee

The Fund has established a nominating and compensation committee (the “Nominating and Compensation Committee”) of the Board of Directors, which consists of Thomas Mathew, as chairman, Lawrence Burstein and Gul Asrani, each of whom is an Independent Director under the 1940 Act and an independent director under NASDAQ’s listing standards. The Nominating and Compensation Committee is responsible for overseeing the selection of persons to be nominated to serve on our Board of Directors, as well as reviewing matters pertaining to the compensation and operations of the Board. The Nominating and Compensation Committee considers for nomination persons identified by its members, management, stockholders, investment bankers and others. Nominee recommendations may be submitted to the attention of the Chairman of the Nominating and Compensation Committee at the Fund’s principal business address.

The Nominating and Compensation Committee held one meeting during the last fiscal year.

Valuation Committee

The Fund has established a valuation committee (the “Valuation Committee”) of the Board of Directors, which consists of Lawrence Burstein, as chairman, Thomas Mathew and Gul Asrani, each of whom is an Independent Director under the 1940 Act and an independent director under NASDAQ’s listing standards. The Board of Directors has delegated the oversight of the implementation of the Fund’s valuation “Determination of Net Asset Value.” The Valuation Committee held two meetings during the last fiscal year.

Securities Ownership

For each Director, the following table discloses the dollar range of equity securities beneficially owned by the Director in the Fund and, on an aggregate basis, in registered investment companies overseen by the Director within the Fund’s family of investment companies as of December 31, 2008:

Name of Director	Range of Equity Securities in the Fund	Aggregate Dollar Range of Equity Securities in All Registered Investment Companies Overseen by Director in Family of Investment Companies
Gul Asrani*	$10,001 - $50,000	N/A
Lawrence Burstein*	Over $100,000	N/A
F. Jacob Cherian*	Over $100,000	N/A
Suhel Kanuga*	Over $100,000	N/A
Thomas Mathew**	None	N/A
C.P. Krishnan Nair*	$10,001 - $50,000	N/A
* Elected concurrently with approval of the acquisition of SMC Group.
** Elected on January 25, 2008.

For Independent Directors and certain immediate family members (i.e., spouse, child residing in their household and certain dependents), the following table provides information regarding each class of securities owned beneficially in an investment adviser or principal underwriter of the Fund, or a person (other than a registered investment company) directly or indirectly controlling, controlled by, or under common control with an investment adviser or principal underwriter of the Fund as of December 31, 2008:

Name of Director	Name of Owners and Relationships to Director	Company	Title of Class	Value of Securities	Percent of Class
Lawrence Burstein	None	N/A	N/A	N/A	N/A
Gul Asrani	None	N/A	N/A	N/A	N/A
C.P. Krishnan Nair	None	N/A	N/A	N/A	N/A
Thomas Mathew	None	N/A	N/A	N/A	N/A

Director and Officer Compensation

The Fund has agreed to pay the Directors and officers of the Fund the compensation described below. Directors will also be reimbursed for meeting-related expenses.  For the most recently completed fiscal year, the Directors and officers received the  following compensation:

Name of Person, Position	Aggregate Compensation from Fund	Pension or Retirement Benefits Accrued as Part of Fund Expenses	Estimated Annual Benefits Upon Retirement	Total Compensation from Fund and Fund Complex Paid to Directors
Gul Asrani Director	$25,000(b)	None	N/A	$25,000(b)
Lawrence Burstein Director and Chairman of Valuation Committee	$25,000(b)	None	N/A	$25,000(b)
F. Jacob Cherian Director, Chairman and Chief Executive Officer	$250,000 (c)	None	N/A	$250,000 (c)
Suhel Kanuga Director, President, Chief Financial Officer, Chief Compliance Officer, Principal Accounting Officer, Principal Financial Officer, Treasurer & Secretary	$250,000 (c)	None	N/A	$250,000 (c)
Thomas Mathew Director and Chairman of the Audit Committee and Nominating and Compensation Committee	$25,000(b)	None	N/A	$25,000(b)
C.P. Krishnan Nair Director	None	None	N/A	None(a)

(a) Mr. Nair has disclaimed any interest in compensation from the Fund to which he is otherwise entitled for his services as Independent Director.
(b) The Fund has agreed to pay each Independent Director $20,000 per fiscal year. In addition, each Director who serves as a chairperson of a Board committee will receive an additional $5,000 per fiscal year for each such position.
(c) Beginning in 2008, officers of the Fund receive compensation in their capacity as employees of the Fund but do not receive any compensation for their services as Directors of the Fund. This payment may be paid in advance as a lump sum at the option of the officers.

Code Of Ethics

We have adopted a code of ethics governing personal trading activities of, as applicable, all Directors, officers and employees of the Fund who are “access persons” of the Fund as defined in Rule 17j-l under the 1940 Act. Such persons are prohibited from effecting certain transactions, including acquisition of certain securities held by the Fund.

However, the employees, officers and directors of the Fund are not obligated to devote their full time to the Fund, but will devote such time as they deem necessary to carry out the operations of the Fund effectively.  The employees, officers and directors of the Fund may have investments or other interests in other companies or funds which have investment objectives similar to the Fund.  This may result in a conflict of interest in the allocation of investment opportunities and there is no guarantee that any investment opportunities would be allocated to the Fund.

We have developed procedures for administration of our code of ethics. A text-only version of the code of ethics is available online or downloaded from the EDGAR Database on the SEC’s internet web site at http://www.sec.gov. You will also be able to review and copy those documents by visiting the SEC’s Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling the SEC at (202) 942-8090. In addition, you will be able to obtain copies of the code of ethics, after mailing the appropriate duplicating fee, by writing to the SEC’s Public Reference Section, 450 5th Street, N.W., Washington, DC 20549-0102 or by e-mail request at publicinfo@sec.gov.

Proxy Voting Policy

The Board of Directors of the Fund has adopted a policy with respect to the Fund’s voting of proxies. We vote proxies relating to our portfolio securities in the best interest of our stockholders in accordance with those policies. From time to time, individuals involved in the proxy voting process may have personal relationships with people connected to the portfolio company, including (a) individual members of the board of directors, (b) candidates for the board of directors, (c) proponents of proxy proposals, and (d) participants in proxy contests. Such relationships could create a conflict of interest with respect to the voting of a proxy. The Fund has adopted procedures designed to hand over the proxy voting responsibility to a different officer or to an Independent Director of the Fund in the event that such conflicts of interest arise in a particular proxy vote. Information regarding how the Fund voted proxies relating to portfolio securities during the most recent 12-month period ended June 30th will be available without charge, upon request, by calling collect (212) 681-6763 and on the SEC website at http://www.sec.gov.

Regulation of the Fund as an Investment Company

On December 20, 2007 we registered under the 1940 Act as a closed-end, non-diversified management “investment company.”

As a registered investment company, we are subject to the 1940 Act and the related rules, which contain detailed requirements for the organization and operation of investment companies. The SMC Group’s activities include securities brokerage, commodities brokerage, mutual fund distribution and insurance brokerage, among others, and the SMC Group derives more than 15 percent of its gross revenues from related securities activities. Because of the foregoing and the fact that we currently invest all or substantially all of our assets in the SMC Group, we would not have been able to consummate the acquisition of securities of SMC Group unless the SEC permitted us to do so pursuant to an exemptive order, which was granted on January 16, 2008 prior to the consummation of the acquisition of the securities of SMC Group.

Among other things, the 1940 Act and the related rules impose restrictions on the nature of our investments, limit or prohibit transactions with affiliates, impose limitations on the issuance of debt and equity securities, generally prohibit the issuance of options, impose governance requirements for the Board and officers, limit the extent of permissible borrowings and impose other restrictions on capital structure, require assets to be placed with an approved custodian, and place limitations on our ability to engage in future transactions such as mergers or buyouts, and to compensate key employees. Although a closed-end mutual fund can be leveraged, it is permitted to issue senior securities only in limited circumstances. A closed-end fund can have only one class of preferred stock and one class of debt securities in addition to common stock, both of which are subject to 1940 Act asset coverage requirements. We are able to borrow up to 50% of the Fund’s value through a preferred share issuance or 33 1/3% through a debt issuance. We are required to have a board of directors comprising at least 40% disinterested directors. Among other responsibilities, our Board of Directors hires fund officers, reviews and approves various policies and transactions including, among others, procedures to value our assets, a code of ethics and various compliance procedures.

We may, under certain circumstances, be required by Indian law to hold our equity interest in SMC and SAM for a period of one year following their acquisition.  The shareholders agreements with SMC and SAM provide that, thereafter, if we elect to sell all or any portion of such shares, we would first offer such shares to the principals of SMC and SAM, who have a thirty day right of first refusal to acquire such shares at our proposed sale price. In addition, the shareholders agreements provide that if the principals of SMC and SAM sell all or a significant portion of their equity interests in SMC and SAM, we have the right, under certain circumstances, to compel the purchaser to acquire a proportionate number of our shares of SMC and SAM on the same terms.  However, because we are an investment company, the principals of SMC and SAM are not able to exercise their right of first refusal under the shareholders agreements, nor are we able to exercise our option to sell all of our SMC and SAM shares to the promoters.  Both of these transactions are prohibited by the 1940 Act because the parties are affiliates of affiliates under the 1940 Act.

Furthermore, we have requested and received an exemption from the provisions of Section 12(d)(3) of the 1940 Act from the SEC. Section 12(d)(3) prohibits an investment company from investing in issuers that engage in securities-related activities, which include activities as a broker, a dealer or an underwriter. An exemption from the general prohibition permits an investment company to acquire any security of an issuer that derives more than 15 percent of its gross revenues from securities-related activities, if immediately after the acquisition, the investment company has not invested more than 5 percent of the value of its total assets in securities of that issuer and does not own more than 5 percent of the outstanding securities of that class of the issuer’s equity securities.

As a registered investment company, we will provide stockholder reports on an annual and semi-annual basis pursuant to the 1940 Act and will no longer file quarterly reports on Form 10-Q. We are undertaking, however, to file and furnish unaudited financial statements of SMC and SAM on a quarterly basis on Form 8-K. Quarterly statements that the Company will file will have been neither audited or reviewed by an auditor. This undertaking will apply only if more than 25% of our net assets consist of securities of SMC and SAM on any day during the 30 days prior to the date we receive the quarterly financial statements. The shareholders agreements that we entered into with SMC and SAM in connection with the transactions require each of SMC and SAM to furnish quarterly financial statements. This requirement will survive termination of the shareholders agreements until such time as we hold 7.451% or less of the issued and paid-up combined share capital of SMC and SAM. In calculating this percentage, the share capital will be measured as of the date of the share purchase transactions. This undertaking applies with respect to successors of SMC and SAM.

We will also file promptly current reports on Form 8-K furnishing any material information publicly disclosed by SMC or SAM under the Indian securities regulatory scheme or that would be required if the underlying securities were being registered under the Securities Act of 1933, as amended. This undertaking will apply only if more than 25% of our net assets consist of securities of SMC and SAM on any day during the 30 days prior to the day we receive the material information. The shareholders agreements require each of SMC and SAM to ensure that we are informed of any and all material occurrences on an ongoing basis. This requirement will survive termination of the shareholders agreements until such time as we hold 7.451% or less of the issued and paid-up combined share capital of SMC and SAM. In calculating this percentage, the share capital will be measured as of the date of the share purchase transactions. This undertaking applies with respect to successors of SMC and SAM.

Although we are a registered investment company, we are not eligible to elect to be treated and qualify as a regulated investment company under Subchapter M of the Internal Revenue Code of 1986, as amended (the “Code”). Therefore, we continue to be subject to federal income tax as a corporation. As a Delaware corporation, we will hold an annual stockholder meeting in 2008.

Among other restrictions, with respect to our capital structure, the 1940 Act generally prohibits us from selling our common stock at a price below the then current net asset value of such stock. A sale below net asset value is permitted with the consent of a majority of common stockholders. The warrants that are currently outstanding are exercisable until July 19, 2010, or earlier upon redemption. We have obtained the approval by a majority of common stockholders at the special meeting held on January 17, 2008, allowing us to issue common stock to the warrant holders and the holder of the unit purchase option (“UPO”) upon exercise of the warrants and UPO even if our common stock’s net asset value at the time of exercise exceeds the $6.00 warrant exercise price or the $10.80 UPO exercise price. If the net proceeds per share from the issuance are less than the net asset value per share, the offer will result in an immediate dilution of net asset value per share for all of our stockholders.

Item 19. Control Persons and Principal Holders of Securities.

No person is deemed to control us, as such term is defined in the 1940 Act.

The following table sets forth, as of December 31, 2008, unless otherwise noted, information with respect to the beneficial ownership of our common stock by: (1) each person known to us to beneficially own 5% or more of the outstanding shares of our common stock; (2) each of our Directors and each named executive officer; and (3) all of our Directors and executive officers as a group.

Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the securities. In addition to the ownership provided in the table below, in connection with the Fund’s initial public offering, the Fund sold and issued a unit purchase option (each consisting of one share of the Fund’s common stock and one warrant) to Ladenburg Thalmann & Co., representative of the underwriters, for $100 to purchase up to 500,000 units at an exercise price of $10.80 per unit, exercisable under certain conditions.

Unless otherwise indicated, to our knowledge, each stockholder listed below has sole voting and investment power with respect to the shares beneficially owned by the stockholder, except to the extent authority is shared by spouses under applicable law.

Name of Beneficial Owner and Director	Amount of Beneficial Ownership	Percentage Ownership
F. Jacob Cherian*(1)(2)(14)	265,304	3.2%
Suhel Kanuga*(1)(3)(14)	265,304	3.2%
Lawrence Burstein**(4)(5)(15)	88,452	1.08%
C.P. Krishnan Nair** (6)	24,067	0.29%
Gul Asrani**	18,008	0.22%
All Directors and executive officers as a group	661,135	8.04%
Fir Tree Master Value Fund, LP and Fir Tree Capital Opportunity Master Fund, LP (7)	1,246,800	15.17%
Hound Partners, LLC (8)	850,286	10.34%
Ionic Capital Partners LP (9)	734,400	8.93%
Hartz Capital, Inc. and Hartz Capital Investments, LLC (10)	1,258,600	15.31%
Aldebaran Investments, LLC (12)	896,800	10.9%
MLR Capital Offshore Master Fund, Ltd. (13)	537,681	6.54%

(1)	Does not include 191,000 shares of common stock underlying Private Placement Warrants owned by each of Messrs. Cherian, Kanuga and Mirchandani.

(2)	Based on information contained in Form 4 filed by F. Jacob Cherian on July 23, 2008.
(3)	Based on information contained in Form 4 filed by Suhel Kanuga on July 23, 2008.
(4)
Includes 10,000 shares of common stock owned by Unity Venture Capital Associates Ltd., a private investment company, of which Mr. Burstein is President and a principal stockholder (“Unity”). Does not include 117,000 shares of common stock underlying Private Placement Warrants owned by Mr. Burstein and 75,000 shares of common stock underlying Private Placement Warrants owned by Unity.

(5)	Based on information contained in Form 4 filed by Lawrence Burstein on July 23, 2008.
(6)	Does not include 25,000 shares of common stock underlying Private Placement Warrants owned by Mr. Nair.
(7)
Based on information contained in Form 3 jointly filed by Fir Tree, L.L.C, Fir Tree, Inc., Camellia Partners, LLC, Jeffrey Tannenbaum and Andrew Fredman on January 28, 2008. Fir Tree, L.L.C. is the general partner of Fir Tree Value Master Fund, LP, a Cayman Islands exempted limited partnership (“Fir Tree Value”). Camellia Partners, LLC is the general partner of Fir Tree Capital Opportunity Master Fund, LP, a Cayman Islands exempted limited partnership (“Fir Tree Capital Opportunity”). Fir Tree, Inc. is the investment manager of both Fir Tree Value and Fir Tree Capital Opportunity. Fir Tree, L.L.C., Fir Tree, Inc. and Camellia Partners, LLC hold indirectly the Common Stock through the accounts of Fir Tree Capital Opportunity and Sapling LLC, of which Fir Tree Value is the sole member. Jeffrey Tannenbaum is the principal of Fir Tree, L.L.C., Fir Tree, Inc. and Camellia Partners, LLC, and Andrew Fredman is another principal of Camellia Partners, LLC. Fir Tree, L.L.C. receives a performance-based allocation and Fir Tree, Inc. receives an asset-based fee from Fir Tree Value and its affiliates. Camellia Partners, LLC receives a performance-based allocation and Fir Tree, Inc. receives an asset-based fee from Fir Tree Capital Opportunity and its affiliates. Does not include warrants that may be exercised to acquire an aggregate of 480,500 shares of common stock. Does not include 126,000 shares subject to agreement with certain of the founders.

(8)
Based on information contained in Form 3 (filed January 2, 2008), Form 4 (filed January 2, 2008), Form 4 (filed January 11, 2008), Form 4 (filed January 11, 2008),  Form 4 (filed January 18, 2008), Form 4 (filed August 1, 2008), and Form 4 (filed December 12, 2008) filed by Hound Partners, LLC, Hound Performance, LLC and Jonathan Auerbach. Hound Performance, LLC is the general partner of Hound Partners Offshore Fund, LP, Hound Partners, LLC is the investment manager of Hound Partners Offshore Fund, LP and Jonathan Auerbach is the managing member of Hound Performance, LLC and Hound Partners, LLC.

(9)
Based on information contained in a Schedule 13G jointly filed on January 25, 2008 by Ionic Capital Partners LP, Ionic Capital Management LLC and Ionic Capital Master Fund Ltd. Ionic Capital Partners LP serves as the investment adviser to Ionic Capital Master Fund Ltd. Ionic Capital Management LLC is the general partner of Ionic Capital Partners LP.  Does not include 97,200 shares issuable to each of Ionic Capital Master Fund Ltd. and ICM Business Trust upon the exercise of options. Does not include warrants that may be exercised to acquire an aggregate of 308,575 shares of common stock.

(10)	Based on information contained in a Schedule 13G filed by Hartz Capital, Inc. and Hartz Capital Investments, LLC on June 2, 2008.
(11)	Based on information contained in Form 3 filed by Sarat Sethi filed on July 20, 2006 and amended on July 31, 2006.
(12)	Based on information contained in Form 3 filed by Aldebaran Investments, LLC on March 19, 2008.
(13)
MLR Capital Management, LLC exercises sole voting and investment control over these securities. Does not include warrants that may be exercised to acquire an aggregate of 247,215 shares of common stock.

(14)
37,119 shares are subject to an agreement with Sapling, LLC, and 647 shares are subject to an agreement with Employee Benefit Small Cap/Sudan.  Includes 52,270 shares subject to options exercisable by Ionic Capital Master Fund Ltd. and ICM Business Trust by July 17, 2009.

(15)
12,935 shares are subject to an agreement with Sapling, LLC and 225 shares are subject to an agreement with Employee Benefit Small Cap/Sudan.  Includes 19,957 shares subject to options exercisable by Ionic Capital Master Fund Ltd. and ICM Business Trust by July 17, 2009.

* Director and officer of the Fund.
** Independent Director of the Fund.

Item 20. Investment Advisory and Other Services.

The Company is internally managed and does not employ investment advisory services.

First National Bank of Omaha, 1620 Dodge Street, Omaha, Nebraska 68197, serves as custodian for assets of the Fund. The custodian performs custodial services on behalf of the Fund.

Gemini Fund Services, LLC (“Gemini” or the “Administrator”), 450 Wireless Blvd., Hauppauge, New York 11788, serves as our administrator, fund accountant, and custody administrator. The administrator provides administration and fund accounting services to the Fund. For administration services, the Fund has agreed to pay the Administrator a fee of $3,000 per stockholder meeting and an annual fee equal to the greater of (i) $40,000 or (ii) 0.10% on first $100 million of net assets; 0.08% on next $250 million of net assets; and 0.06% on net assets greater than $250 million, provided that for the first 12 months the Fund will receive a discount of 10% of fees. The Fund shall also pay certain out of pocket expenses and other fees to Gemini for certain compliance, reporting, and fund accounting services. In 2006 and 2007, the Fund paid Citi Private Equity Services, the former administrator of the Fund, $44,559.63 and $6,468.74, respectively, for administration services.

American Stock Transfer & Trust Company, 59 Maiden Lane, New York, New York 10038, serves as the transfer agent and registrar for our securities and warrant agent for our warrants.

Independent Registered Public Accounting Firm

J.H. Cohn LLP, 100 Jericho Quadrangle, Suite 223, Jericho, NY 11753, serves as the independent registered public accounting firm for the Fund. J.H. Cohn LLP provides audit services and assistance and consultation in connection with review of SEC filings to the Fund.

U.S. Legal Counsel

Ropes & Gray LLP, One Metro Center, 700 12th Street, NW, Suite 900, Washington, DC 20008, serves as counsel to the Fund in respect of matters of U.S. law.

Item 21. Portfolio Managers.

Officers

Name, Address and Age	Positions(s) Held with Fund	Term of Office and Length of Time Served	Principal Occupation(s) During the Past 5 Years
F. Jacob Cherian 44	Chairman, Chief Executive Officer & Director	Indefinite; served since inception
Director of the Fund; Director of SMC; Private Investor; Adjunct Professor of International Finance, St. John’s University, Tobin College of Business. Formerly, Partner, Computer Sciences Corporation; Director, KPMG LLP / KPMG Consulting.

Suhel Kanuga 34	President, Chief Financial Officer, Chief Compliance Officer, Principal Accounting Officer, Principal Financial Officer, Treasurer, Secretary & Director	Indefinite; served since inception	Director of the Fund; Director of SAM; Private Investor. Formerly, Principal, Computer Sciences Corporation; Manager, KPMG LLP.

Item 22. Brokerage Allocation and Other Practices.

Not applicable.

Item 23. Tax Status.

Certain U.S. Federal Income Tax Considerations

The following discussion is a general summary of certain U.S. federal income tax considerations that are applicable to the Company and to an investment in the Company’s common shares, warrants and units. This discussion does not purport to be a complete description of the income tax considerations applicable to such an investment. For example, the discussion does not describe U.S. federal income tax consequences that may be relevant to certain types of investors subject to special treatment under U.S. federal income tax laws, including tax-exempt organizations, pension plans and trusts, insurance companies, dealers in securities and financial institutions. This discussion also assumes that an investor holds the Company’s common shares, warrants or units as capital assets within the meaning of the Internal Revenue Code of 1986, as amended (the “Code”).

This discussion is based upon the Code, the Treasury regulations, and administrative and judicial interpretations, all as of the date hereof and all of which are subject to change, possibly retroactively, which could affect the continuing validity of this discussion. The Company has not and will not seek any ruling from the Internal Revenue Service (the “Service”) regarding any of the tax considerations discussed herein.  Except where expressly noted below, the discussion does not address any aspects of U.S. estate or gift tax, or any tax consequences under state, local or foreign law.

For purposes of this discussion, a “U.S. holder” is a beneficial owner of the Company’s common shares, warrants or units who or which is, for U.S. federal income tax purposes, any one of the following:

•	a citizen or resident of the United States;

•	a corporation or other entity treated as a corporation for U.S. federal tax purposes created in or organized under the laws of the United States or any political subdivision thereof;

•	an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

•
a trust if (a) a court within the United States is able to exercise primary supervision over administration of the trust and one or more United States persons have authority to control all substantial decisions of the trust or (b) the trust has a valid election in effect under applicable U.S. Treasury regulations to be treated as a domestic trust.

A “Non-U.S. holder” is a beneficial owner of the Company’s common shares who or which is not a U.S. holder, other than a partnership or an entity or arrangement classified as a partnership for U.S. federal income tax purposes.

If a partnership (including an entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds the Company’s common shares, warrants or units, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. A prospective investor that is a partnership or a partner in such a partnership should consult his, her or its own tax advisor with respect to the purchase, ownership and disposition of the Company’s common shares, warrants or units.

Tax matters are complicated and the tax consequences to a U.S. holder or a Non-U.S. holder of an investment in the Company’s common shares, warrants or units will depend on the facts of his, her or its particular situation. Investors should consult their own tax advisors regarding the specific consequences of such an investment, including the applicability of federal, state, local and foreign tax laws and the effect of any possible changes in tax laws.

Taxation of the Company

Unlike most investment companies, the Company is treated as a regular corporation for federal income tax purposes. As a result, the Company is obligated to pay federal income tax on its taxable income at the graduated rates applicable to corporations (currently, the maximum corporate federal income tax rate is 35%). The Company may also be subject to a 20% federal alternative minimum tax on its federal alternative minimum taxable income to the extent that the Company’s alternative minimum tax exceeds its regular federal income tax, and to U.S. state and local income taxes. The Company will not satisfy the diversification tests necessary to qualify as a regulated investment company (“RIC”) under the Code.  Accordingly, the special tax rules applicable to RICs will not apply to the Company or to the Company’s stockholders with respect to their ownership of common shares in the Company, and the Company will not be required to distibute at least 90% of its investment company taxable income and net tax-exempt interest income annually as RICs are required to do.

Certain of the Company’s investments in Indian companies may be (or may in the future become) subject to special U.S. federal income tax rules, including but not limited to the rules applicable to “passive foreign investment companies,” “foreign personal holding companies” and “controlled foreign corporations,” as defined under the Code.  Under these rules, the Company may be required to recognize taxable income prior to its receipt of cash from such investments, or to pay additional taxes or charges upon its receipt of distributions or realization of gains from such investments.  The Company has not yet determined whether any such rules will apply, or to the extent that such rules will apply, whether and to what extent elections may be available that would reduce or minimize the impact of these rules.

Income (including capital gains) from the Company’s investments in India may be subject to withholding or other taxes imposed by India that may reduce the Company’s return on those investments.  Under treaties with India and local Indian income tax law, income is generally sourced in India and subject to Indian tax if paid from India.  This is true whether or not the services or the earning of the income would normally be considered as from sources outside India in other contexts.  Income tax treaties with India may be available to reduce any Indian withholding or other taxes that may be imposed.  However, there is no assurance that treaty relief will be available or that the Indian tax authorities will recognize application of such treaties with respect to amounts paid to or for the benefit of the Company.

Moreover, Indian taxes paid by or withheld from amounts payable to the Company with respect to income or gains from investments in India may not be creditable against the Company’s U.S. federal income tax liability as reported on its U.S. federal income tax returns, which could result in double taxation of such income or gains.  A description of Indian taxes that may apply to income and gains from the Company’s investments in India is beyond the scope of this discussion, and prospective investors in the Company’s common shares, warrants or units should consult their own tax advisors concerning such taxes.

Taxation of U.S. Stockholders

Distributions, if any, by the Company in respect of common shares will be treated as dividends for U.S. federal income tax purposes to the extent paid from the Company’s current or accumulated earnings and profits (as determined under U.S. federal income tax principles) and will be includible in gross income by a U.S. holder when received or accrued in accordance with the U.S. holder’s method of accounting for U.S. federal income tax purposes. Any such dividend will be eligible for the dividends received deduction if received by an otherwise qualifying corporate U.S. holder that meets the holding period and other requirements for the dividends received deduction. Dividends paid by the Fund to certain non-corporate U.S. holders (including individuals) with respect to taxable years beginning on or before December 31, 2010 are eligible for U.S. federal income taxation at the rates generally applicable to long-term capital gains for individuals (currently at a maximum tax rate of 15%), provided that the U.S. holder receiving the dividend satisfies applicable holding period and other requirements. For subsequent taxable years, dividends paid by the Company to non-corporate U.S. holders (including individuals) will be fully taxable at ordinary income rates unless further Congressional action is taken.

If the amount of a Company distribution exceeds the Company’s current and accumulated earnings and profits, a U.S. holder’s share of any such excess will be treated first as a tax-free return of capital to the extent of the U.S. holder’s tax basis in the common shares, and thereafter as capital gain. Any such capital gain will be long-term capital gain if such U.S. holder has held the applicable common shares for more than one year.

Upon a sale, exchange or other disposition of the Company’s common shares, warrants or units, a U.S.  holder will (except as discussed below with respect to an exercise of warrants) generally recognize a taxable gain or loss based on the difference between amount realized by the U.S. holder and the U.S. holder’s tax basis in such common shares, warrants or units.  A U.S. holder’s tax basis in common shares, warrants or units is generally equal to the U.S. holder’s cost of acquiring the common shares, warrants or units.  In the case of a U.S. holder of a unit separately disposing of either the common share or the warrant component of that unit, the U.S. holder must allocate the cost of the unit between the common share and the warrant based on the relative fair market value of each as of the date the unit was acquired. Each U.S. holder of a unit is advised to consult such holder’s own tax advisor with respect to the determination of the tax basis of the share and warrant components of that unit.

A U.S. holder of warrants will not recognize any gain or loss on the purchase of common shares for cash upon exercise of the warrants.  The basis of the shares received will be equal to the tax basis in the warrants so exercised, plus the cash exercise price paid by the U.S. holder.  The holding period of the common shares received generally will not include any period during which the warrants were held, but will instead commence on the day after the date on which the warrants are exercised.  A U.S. holder of a warrant will generally recognize a capital loss upon expiration of a warrant equal to the amount of the U.S. holder’s basis in the warrant.

Any gain or loss recognized by a U.S. holder upon a sale, exchange or other disposition of common shares, warrants or units (or upon the expiration of a warrant) will generally be capital gain or loss, and will be treated as long-term capital gain or loss if those common shares, warrants or units have been held for more than one year at the time of the disposition. In the case of a non-corporate U.S. holder, long-term capital gain generally is, as noted above, subject to a maximum tax rate of 15%, which maximum tax rate is currently scheduled to increase to 20% for dispositions occurring in taxable years beginning on or after January 1, 2011. Subject to limited exceptions, capital losses cannot be used to offset ordinary income.

If an adjustment is made to the number of shares of our common stock for which a warrant may be exercised or to the exercise price of a warrant, the adjustment may, under certain circumstances, result in constructive distributions that could be taxable as a dividend to U.S. holders of the warrants. Conversely, the absence of an appropriate anti-dilution adjustment may result in a constructive distribution that could be taxable as a dividend to U.S. holders of shares of our common stock. U.S. holders are urged to consult their own tax advisors regarding the proper treatment of any adjustments to the warrants.

Taxation of Non-U.S. Stockholders

In general, dividend distributions paid by the Company to a Non-U.S. holder (including constructive dividends, if any, resulting from adjustments or the absence of adjustments to the warrants, as described above) are subject to withholding of U.S. federal income tax at a rate of 30% unless the Non-U.S. holder satisfies the requirements (including certification requirements) necessary to qualify for a lower withholding rate under an applicable income tax treaty.

If a distribution to a Non-U.S. holder is effectively connected with a U.S. trade or business of the Non-U.S. holder (and, if required by an applicable income tax treaty, the distribution is attributable to a permanent establishment maintained by the Non-U.S. holder in the United States), the Company will not be required to withhold federal income tax if the Non-U.S. holder complies with applicable certification requirements, although the Non-U.S. holder will be subject to federal income tax on any such distributions at the rates applicable to U.S. holders. Any such effectively connected dividends paid to corporate Non-U.S. holders may, under certain circumstances, be subject to an additional “branch profits tax” at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

A Non-U.S. holder generally will not be taxed on gain recognized on a sale, exchange or other disposition of the Company’s common shares, warrants or units unless:

•
the gain is effectively connected with the Non-U.S. holder’s conduct of a trade or business in the United States and, if required by an applicable income tax treaty, is attributable to a permanent establishment maintained by the Non-U.S. holder in the United States (in these cases, the gain will be taxed on a net income basis at the regular graduated rates and in the manner applicable to U.S. holders unless an applicable income tax treaty provides otherwise and, under certain circumstances, the “branch profits tax” described above may also apply); or

•
the Non-U.S. holder is an individual who holds the Company’s common stock as a capital asset, is present in the United States for 183 days or more in the taxable year of the disposition and meets other requirements (in which case, except as otherwise provided by an applicable income tax treaty, the gain, which may be offset by U.S. source capital losses, generally will be subject to a flat 30% U.S. federal income tax).

A Non-U.S. holder could also be subject to tax on a disposition of the Company’s common shares, warrants or units if the Company is or has been a “U.S. real property holding corporation” for U.S. federal income tax purposes at any time during the shorter of the five-year period ending on the date of disposition or the period that the Non-U.S. holder held the Company’s common stock.  The Company does not believe that it is, and it does not anticipate that it will become, a U.S. real property holding corporation.

Common shares, warrants or units of the Company that are owned or treated as owned by an individual who is not a U.S. citizen or resident of the United States (as specially defined for U.S. federal estate tax purposes) at the time of death will be included in the individual’s gross estate for U.S. federal estate tax purposes, unless an applicable estate tax or other treaty provides otherwise and, therefore, may be subject to U.S. federal estate tax.

Whether an investment in the shares, warrants or units is appropriate for a Non-U.S. holder will depend on that person’s particular circumstances. All non-U.S. persons should consult their own tax advisors with respect to the United States federal income tax and withholding tax, and state, local and foreign tax consequences of an investment in the shares, warrants or units.

Backup Withholding

Backup withholding at a 28% rate may apply to taxable distributions to, and the proceeds of a sale or disposition of common shares, warrants or units by, any holder that fails to provide its tax identification number to the payor and comply with certain certification procedures, or otherwise fails to establish an exemption from backup withholding.  The backup withholding rate is set to increase to 31% for amounts distributed or paid after December 31, 2010.  Any amount withheld under backup withholding rules is allowed as a credit against the holder’s U.S. federal income tax liability, provided that proper information is timely provided to the Service.

Item 24. Financial Statements.

Financial Statements of the Fund are incorporated by reference to (i) the Fund’s Annual Report to Stockholders for the fiscal year ended December 31, 2007, filed electronically with the SEC on March 11, 2008 on Form N-CSR for the periods ending December 31, 2007 and December 31, 2006, File No. 811-22156, Accession No. 0000910472-08-000128, and (ii) the Fund’s Semi-Annual Report to Stockholders for the six months ended June 30, 2008, filed electronically with the SEC on September 8, 2008 and amended on September 10, 2008, November 26, 2008 and January 26, 2009 on Form N-CSR, File No. 811-22156, Accession No. 0000910472-08-000644. Audited Financial Statements of SMC and SAM for the fiscal year ended March 31, 2008 are set forth below.

SMC Global Securities Limited

REPORT OF INDEPENDENT AUDITOR

To the Board of Directors of
SMC Global Securities Limited:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, of shareholders’ equity and of cash flows present fairly, in all material respects, the financial position of SMC Global Securities Limited and its subsidiaries at March 31, 2008 and 2007 and the results of their operations and their cash flows for each of the three years in the period ended March 31, 2008 in conformity with accounting principles generally accepted in the United States of America.  These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.  We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America.  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

Price Waterhouse

Gurgaon, India
July 2, 2008

SMC Global Securities Limited
Consolidated Statements of Income

For the year ended March 31, (Rs. in thousands, except per share data)	2006	2007	2008	2008 Convenience translation into US$ (unaudited)
Revenues:
Commission income	222,593	355,176	626,938	15,666
Proprietary trading, net	191,238	212,636	592,972	14,817
Distribution income, net	6,819	21,627	43,149	1,078
Interest and dividends	23,652	54,524	158,894	3,970
Other income	6,542	7,451	24,840	621
Total revenues	450,844	651,414	1,446,793	36,152
Expenses:
Exchange, clearing and brokerage fees	95,228	142,885	429,630	10,735
Employee compensation and benefits	25,360	67,640	214,075	5,349
Information and communication	21,564	37,455	34,691	867
Advertisement expenses	23,889	25,210	27,056	676
Depreciation and amortization	11,639	20,647	39,567	989
Interest expense	19,566	40,153	90,893	2,271
General and administrative expenses	39,237	54,374	120,820	3,019
Total expenses	236,483	388,364	956,732	23,907
Earnings before income taxes	214,361	263,050	490,061	12,245
Income taxes	71,999	87,070	195,579	4,887
Earnings after income taxes	142,362	175,980	294,482	7,358
Share in profits of equity investee	8,809	73,233	6,531	163
Earnings before extraordinary gain	151,171	249,213	301,013	7,521
Share in extraordinary gain of equity investees	—	3,956	62,597	1,564
Net income	151,171	253,169	363,610	9,085
Earnings per share:
Basic and diluted: Earnings before extraordinary gain	32.60	33.21	38.80	0.97
Basic and diluted: Extraordinary gain	—	0.53	8.07	0.20
Basic and diluted: Net income	32.60	33.74	46.87	1.17
Weighted average number of shares used to compute basic and diluted earnings per share	4,636,881	7,505,100	7,757,206	7,757,206

The accompanying notes are an integral part of these financial statements

SMC Global Securities Limited
Consolidated Balance Sheets

As of March 31, (Rs. in thousands)	2007	2008	2008 Convenience translation into US$ (unaudited)
Assets
Cash and cash equivalents	18,847	53,103	1,327
Receivables from clearing organisations (net of allowance for doubtful debts of Rs Nil in 2007 and Rs Nil in 2008)	193,335	529,751	13,237
Receivables from customers (net of allowance for doubtful debts of Rs. 1,598 in 2007 and Rs. 14,034 in 2008)	176,575	1,028,358	25,696
Due from related parties	3,000	203,432	5,083
Securities owned:
Marketable, at market value	378,855	865,828	21,635
Not readily marketable, at estimated fair value	2,694	—	—
Commodities, at market value	—	18,637	466
Derivatives assets held for trading	—	1,905	48
Investments	108,377	17,374	434
Deposits with clearing organisations and others	924,485	1,927,960	48,175
Property and equipment (net of accumulated depreciation of Rs. 31,929 in 2007 and Rs. 59,991 in 2008)	72,746	97,005	2,424
Intangible assets (net of accumulated amortization of Rs. 10,054 in 2007 and Rs. 22,200 in 2008)	11,017	25,736	643
Deferred taxes, net	4,918	12,006	300
Other assets	57,351	129,008	3,224
Total Assets	1,952,200	4,910,103	122,692
Liabilities and Shareholder’s Equity
Payable to broker-dealers and clearing organizations	18,695	39,908	997
Payable to customers	552,972	1,047,706	26,180
Derivatives held for trading	7,965	363	9
Accounts payable, accrued expenses and other liabilities	60,124	124,975	3,123
Due to related parties	152,995	776,024	19,391
Overdrafts and long term debt	572,031	629,293	15,725
Total Liabilities	1,364,782	2,618,269	65,425
Commitments and contingencies (Note 28)

The accompanying notes are an integral part of these financial statements

SMC Global Securities Limited
Consolidated Balance Sheets

As of March 31, (Rs. in thousands)	2007	2008	2008 Convenience translation into US$ (unaudited)
Shareholders’ Equity
Common Stock	75,051	88,035	2,200
(15,000,000 common shares authorized; 7,505,100 and 8,803,500 equity shares issued and outstanding as of March 31, 2007 and 2008; par value Rs. 10)
(5,000,000 preference shares authorized; Nil and Nil issued and outstanding as of March 31, 2007 and 2008; par value Rs. 10)

Additional paid in capital	43,500	1,371,543	34,272
Retained earnings	468,867	832,477	20,801
Accumulated other comprehensive income / (loss)	—	(221)	(6)
Total Shareholders’ Equity	587,418	2,291,834	57,267
Total Liabilities and Shareholders’ Equity	1,952,200	4,910,103	122,692

The accompanying notes are an integral part of these financial statements

SMC Global Securities Limited
Consolidated Statements of Cash Flows

For the year ended March 31, (Rs. in thousands)	2006	2007	2008	2008 Convenience translation into US$ (unaudited)
Cash flows from operating activities
Net profit	151,171	253,169	363,610	9,085
Adjustments to reconcile net profit to net cash provided/ (used) in operating activities:
Depreciation and amortization	11,639	20,647	39,567	989
Deferred tax expense / (benefit)	975	(7,629)	(6,909)	(173)
Share of profits in equity investees and extraordinary gain	(8,809)	(77,189)	(6,531)	(163)
(Gain)/Loss on sale of property and equipment	(278)	(325)	23	1
Fair value (gain) / loss on trading securities	(5,536)	7,478	31,140	778
Extraordinary gain	—	—	(62,597)	(1,564)
Allowance for doubtful debts	—	1,598	10,979	274
Provision for gratuity	384	819	2,163	54
Changes in assets and liabilities:
Receivables from clearing organizations	4,393	(193,335)	(335,605)	(8,386)
Receivables from customers	(23,645)	(80,126)	(758,540)	(18,954)
Dues from related parties	(83,106)	80,224	(196,307)	(4,905)
Dues to related parties	(19,764)	152,993	622,386	15,552
Securities owned	(203,068)	(94,853)	(515,419)	(12,879)
Commodities	—	—	533,171	13,323
Derivatives held for trading, net	(644)	4,216	(9,507)	(238)
Deposits with clearing organizations and others	(154,883)	(364,113)	(788,978)	(19,715)
Other assets	724	(45,270)	(54,674)	(1,366)
Payable to broker-dealers and clearing organizations	53,561	(58,250)	17,340	433
Payable to customers	190,225	61,870	(114,061)	(2,850)
Book overdraft	(17,890)	16,824	111,111	2,776
Accrued expenses	18,379	25,614	51,692	1,292
Net cash from operating activities	(86,172)	(295,638)	(1,065,946)	(26,636)
Cash flows from investing activities
Purchase of property and equipment	(23,824)	(44,008)	(40,653)	(1,016)
Proceeds from sale of property and equipment	450	334	387	10
Purchase of investments	(1,959)	—	(4,890)	(122)
Acquisition of intangible assets	(5,590)	(8,471)	(21,852)	(546)
Acquisition of business, net of cash acquired	—	—	(82,334)	(2,057)
Net cash used in investing activities	(30,923)	(52,145)	(149,342)	(3,731)

The accompanying notes are an integral part of these financial statements

SMC Global Securities Limited
Consolidated Statements of Cash Flows

For the year ended March 31, (Rs. in Thousands)	2006	2007	2008	2008 Convenience translation into US$ (unaudited)
Cash flows from financing activities
Net movement in overdrafts and long term debt	42,987	359,058	(91,046)	(2,275)
Proceeds from issue of share capital, net of incremental costs	72,500	—	1,341,027	33,509
Net cash provided by financing activities	115,487	359,058	1,249,981	31,234
Effect of exchange rate changes on cash and cash equivalents	—	—	(437)	(11)
Net (decrease) / increase in cash and cash equivalents during the year	(1,608)	11,275	34,256	856

Add: Balance as of beginning of the year	9,180	7,572	18,847	471
Balance as of end of the year	7,572	18,847	53,103	1,327

                                                            Supplemental cash flow information:

Year ended March 31,	2006	2007	2008	2008 US $
Income taxes paid	73,510	79,472	352,509	8,808
Interest paid	19,566	40,153	82,955	2,073

The accompanying notes are an integral part of these financial statements

SMC Global Securities Limited
Consolidated Statements of Changes in Shareholders’ Equity

(Rs. in thousands)	Common Stock		Additional Paid in Capital	Retained earnings	Accumulated other comprehensive income / (loss)	Total
	Shares	Par value
Balance as of April 1, 2005	4,605,100	46,051	—	64,527	—	110,578
Issuance of common shares	2,900,000	29,000	43,500	—	—	72,500
Net income for the year	—	—	—	151,171	—	151,171
Balance as of March 31, 2006	7,505,100	75,051	43,500	215,698	—	334,249
Net income for the year	—	—	—	253,169	—	253,169
Balance as of March 31, 2007	7,505,100	75,051	43,500	468,867	—	587,418
Issuance of common shares	1,298,400	12,984	1,328,043	—	—	1,341,027
Net income for the year	—	—	—	363,610	(221)	363,389
Balance as of March 31, 2008	8,803,500	88,035	1,371,543	832,477	(221)	2,291,834
Balance as of March 31, 2008 Convenience translation into US$ (unaudited)	8,803,500	2,200	34,272	20,801	(6)	57,267

The accompanying notes are an integral part of these financial statements

SMC Global Securities Limited

Notes to Consolidated Financial Statements
(Rs. in thousands, except per share data)

1.   Description of Business

SMC Global Securities Limited (the “Company” or “SMC Global”) is a limited liability company incorporated and domiciled in India. The Company is a trading member of the National Stock Exchange of India Limited (“NSE”) in the capital market and trading and clearing member in the futures and options market. The Company held 40.0% of outstanding common shares of SMC Comtrade Limited (“SMC Comtrade”) as of March 31, 2007. On April 26, 2007 SMC Comtrade became the wholly owned subsidiary of the Company, with the acquisition of remaining 60.0% of outstanding common shares of SMC Comtrade Limited. SMC Comtrade is a trading and clearing member of National Commodity Exchange of India (“NCDEX”) and Multi Commodity Exchange of India (“MCX”) in the commodity market. SMC Comex International, DMCC (“SMC Comex”) a wholly owned subsidiary of SMC Comtrade holds trading and clearing membership for Dubai Gold Commodity Exchange (“DGCX”). SMC Insurance Broker Private Limited, a wholly owned subsidiary of SMC Comtrade is a Insurance Regulatory Development Authority (“IRDA”) registered insurance broker for life and non-life insurance.

The Company’s shares are listed on the Delhi Stock Exchange, Ludhiana Stock Exchange, Ahmedabad Stock Exchange and Calcutta Stock Exchange in India.

The Group engages in proprietary transactions and offers a wide range of services to meet client’s needs including brokerage services, clearing member services, distribution of financial products such as mutual funds and initial public offerings.

2.   Summary of Significant Accounting Policies

Basis of preparation

The consolidated financial statements include the accounts of SMC Global Securities Limited, its wholly-owned subsidiary (‘Group’) and their equity affiliates. The statement of income includes the results of SMC Comtrade from the date of acquisition. All significant intercompany transactions have been eliminated. The Group accounts for investments in entities that are not variable interest entities where the Group owns a voting or economic interest of 20% to 50% and/or for which it has significant influence over operating and financing decisions using the equity method of accounting. The Group’s equity in the profits/(losses) of affiliates is included in the statements of income unless the carrying amount of an investment is reduced to zero and the Group is under no guaranteed obligation or otherwise committed to provide further financial support.

The Group consolidates investments in which it holds, directly or indirectly, more than 50% of the voting rights or where it exercises control.

Use of Estimates

In preparing these financial statements, management makes use of estimates concerning certain assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and certain revenues and expenses during the reporting period. Estimates, by their nature, are based on judgment and available information. Therefore, actual results could differ from those estimates and could have a material impact on the financial statements, and it is possible that such changes could occur in the near term. Significant estimates and assumptions are used when accounting for certain items, such as but not limited to, valuation of securities, allowances for uncollectible accounts receivable, future obligations under employee benefit plans, useful lives of property and equipment, valuation allowances for deferred taxes and contingencies.

Foreign Currency and Convenience Translation

The accompanying financial statements are reported in Indian rupee (“INR” or “Rs.”). The Indian rupee is the functional currency for the Group and its affiliates, other than SMC Comex. The functional currency of SMC Comex is its local currency. Assets and liabilities of SMC Comex are translated at year-end rates of exchange, and income statement accounts are translated at weighted average rates of exchange for the year. Gains or losses resulting from foreign currency transactions are included in net income.

For the convenience of the reader, the financial statements as of and for the year ended March 31, 2008 have been translated into U.S. dollars (US$) at US$1.00 = Rs. 40.02 based on the noon buying rate on March 31, 2008 by the Federal Reserve Bank of New York. Such translation should not be construed as representation that the rupee amounts have been or could be converted into U.S. dollars at that or any other rate, or at all. The convenience translation is unaudited.

Revenue Recognition

a) Proprietary Trading

Revenues from proprietary trading consist primarily of net trading income earned by the Group when trading as principal. Net trading income from proprietary trading represents trading gains net of trading losses. Proprietary revenue includes both realized and unrealized gains and losses. The profit and loss arising from all transactions entered into for the account and risk of the Group are recorded on a trade date basis.

Derivative financial instruments are used for trading purposes and carried at fair value. Market value for exchange-traded derivatives, principally futures and options is based on quoted market prices. The gains or losses on derivatives used for trading purposes are included in revenues from proprietary trading. Purchases and sales of derivative financial instruments are recorded on trade date. The transactions are recorded on a net basis when the legal right of offset exists.

b) Commission Income

Commission income is recognized on trade date basis as securities transactions occur. The Group reports commission income on transactions as revenue on gross basis and reports commissions paid to sub brokers as commission expense.

c) Distribution Income

The Group earns distribution income on distribution of initial public offerings, mutual funds and other securities on behalf of the lead managers of those offerings, mutual funds and other securities. The Group’s primary obligation is distribution and collection of the subscription forms through its sub-broker network for which it is compensated by the lead managers. It recognizes distribution income net of distribution revenues attributable to sub-brokers when significant obligations have been fulfilled and the right to recognize revenue has been established.

Securities Transactions

Securities owned consist of securities and derivative instruments used for trading purposes and for managing risk exposure in trading inventory. Proprietary security transactions are recorded on a trade date basis at fair value. Changes in fair value of securities (i.e., unrealized gains and losses) are recognized as proprietary trading revenues in the current period.

Marketable securities are valued at market value, based on quoted market prices and securities not readily marketable are valued at fair value as determined by management.

Investments

Equity securities held for purposes other than trading which do not have a readily determinable fair value, are accounted at cost or equity method of accounting subject to an impairment charge for any other than temporary decline in value.  The impairment is charged to income.  In order to determine whether a decline in value is other than temporary, the Group evaluates, among other factors, the duration and extent to which the value has been less than the carrying value, the financial condition of and business outlook for the investee, including key operational and cash flow indicators, current market conditions and future trends in the industry and the intent and ability of the Group to retain the investment for a period of time sufficient to allow for any anticipated recovery in value.

Cash and Cash Equivalents

Cash and cash equivalents consist of cash and highly liquid investments with maturities of 90 days or less at the date of acquisition.

Property and Equipment

Property and equipment are carried at cost less accumulated depreciation. Depreciation is provided over estimated useful life using the straight-line method. The estimated useful lives of assets are as follows:

Buildings	50 years

Equipment, vehicles and furniture	5 years

Computer hardware	3 years

Satellite equipment (“VSAT”)	10 years

Purchased Intangible Assets

Purchased intangible assets are amortized over their useful lives unless these lives are determined to be indefinite. Purchased intangible assets are carried at cost, less accumulated amortization. Amortization is computed over the estimated useful lives of three years using the straight-line method.

Impairment of Long-Lived Assets

Long-lived assets and certain identifiable intangible assets to be held and used are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. Indefinite lived intangible assets are tested annually for impairment. Determination of recoverability of long-lived assets and certain identifiable intangible assets is based on an estimate of undiscounted future cash flows resulting from the use of the asset and its eventual disposition. Measurement of an impairment loss for long-lived assets and certain identifiable intangible assets that management expects to hold and use is based on the fair value of the asset. Long-lived assets and certain identifiable intangible assets to be disposed of are reported at the lower of carrying amount or fair value less costs to sell.

Receivables and Payables

Customer Receivables and Payables

Customer securities transactions are recorded on a settlement date basis. Receivables from and payables to customers include amounts due on cash transactions, including derivative contracts transacted on behalf of the Group’s customers. Securities owned by customers, including those that collateralize margin or other similar transactions, are not reflected on the financial statements.

Brokers-Dealers and Clearing Organisations Receivables and Payables

Amounts due from and due to other broker-dealers and clearing organizations include net receivables or payables arising from unsettled regular-way transactions, failed settlement transactions and commissions.

Allowance for Doubtful Accounts

Management estimates an allowance for doubtful accounts to reserve for potential losses from unsecured and partially secured customer accounts deemed uncollectible. The facts and circumstances surrounding each receivable from customers and the number of shares, price and volatility of the underlying collateral are considered by management in determining the allowance. Management continually evaluates its receivables from customers for collectibility and possible write-off. The Group manages the credit risk associated with its receivables from customers through credit limits and continuous monitoring of collateral.

Membership in Exchanges

Exchange memberships owned by the Group are originally carried at cost. Adjustments to carrying value are made if the Group determines that an “other-than-temporary” decline in value has occurred. In determining whether the value of the exchange memberships the Group owns are impaired (that is, fair market value is below cost) and whether such impairment is temporary or other-than-temporary, the Group consider many factors, including, but not limited to, information regarding recent sale and lease prices of exchange memberships, historical trends of sales prices of memberships, the current condition of the particular exchange’s market structure, legal and regulatory developments affecting the particular exchange’s market structure, trends in new listings on the particular exchange, general global and national economic factors and the Group’s knowledge and judgment of the securities market as a whole.

Advertising Costs

The Group expenses all advertising costs as incurred.

Employee Benefits

i) Provident Fund

In accordance with Indian law, employees are entitled to receive benefits under the Provident Fund, which is a defined contribution plan. Both the employee and the employer make monthly contributions to the plan at a predetermined rate (presently 12.0%) of the employees’ basic salary. These contributions are made to the fund administered and managed by the Government of India. The Group’s monthly contributions are charged to income in the period they are incurred. The Group has no further obligations under the plan beyond its monthly contributions.
ii) Gratuity Plan

The Group has a defined benefit retirement plan (the “Gratuity Plan”) covering all its employees in India. The Gratuity Plan provides a lump sum payment to vested employees at retirement or termination of employment based on the respective employee’s salary and years of employment with the Group.

The Group provides for the Gratuity Plan on the basis of actuarial valuation. All actuarial gains or losses are expensed off in the year in which they arise.

The funded status of the Group’s retirement related benefit plan is recognized in the balance sheet. The funded status is measured as the difference between the fair value of plan assets and the projected benefit obligation at March 31, the measurement date.

Income Taxes

In accordance with the provisions of SFAS 109, “Accounting for Income Taxes”, income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statements carrying amounts of existing assets and liabilities and their respective tax bases and operating loss carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the statement of income in the period of enactment. Based on management’s judgment, the measurement of deferred tax assets is reduced, if necessary, by a valuation allowance for any tax benefits for which it is more likely than not that some portion or all of such benefits will not be realized. Due to the intent and the ability of the Group to receive dividends and/or to liquidate investments in a tax-free manner, the Group has not recorded a deferred tax liability on the undistributed earnings of equity accounted associates.

Earnings Per Share

In accordance with the provisions of SFAS 128, “Earnings Per Share”, basic earnings per share is computed on the basis of the weighted average number of shares outstanding during the period. The Company does not have any dilutive securities and hence the basic and diluted earnings per share are same.

Recent Accounting Pronouncements

In July 2006, the FASB issued Interpretation 48, Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement 109 (“FIN 48”). The interpretation clarifies the accounting for uncertainty in income taxes recognized in a company’s financial statements and prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The interpretation also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 became effective beginning April 1, 2007 for us. The adoption of FIN 48 did not result in a cumulative effect adjustment to retained earnings as of April 1, 2007.

In September 2006, the FASB issued SFAS 157, Fair Value Measurements, which establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. This Statement applies under other accounting pronouncements that require or permit fair value measurements. SFAS 157 is effective for fiscal years beginning after November 15, 2007, which is fiscal year commencing April 1, 2008 for us. The Group is in the process of evaluating the impact SFAS 157 will have on the financial statements.

In February 2007, the FASB issued FASB Statement 159, The Fair Value Option for Financial Assets and Financial Liabilities (“SFAS 159”). SFAS 159 allows the company to choose to measure certain financial assets and financial liabilities at fair value. Unrealized gains and losses on items for which the fair value option has been elected are reported in earnings. SFAS 159 is effective for fiscal years beginning after November 15, 2007, which is fiscal year commencing April 1, 2008 for us. The Group in the process of evaluating the impact SFAS 159 will have on the Group’s financial statements.

In April 2007, the FASB issued FSP No. FIN 39-1, Amendment of FASB Interpretation No. 39 (“FSP FIN 39-1”). FSP FIN 39-1 modifies FIN No. 39, Offsetting of Amounts Related to Certain Contracts, and permits companies to offset cash collateral receivables or payables with net derivative positions. FSP FIN 39-1 is effective for fiscal years beginning after November 15, 2007 which is fiscal year commencing April 1, 2008 for us with early adoption permitted. The Group in the process of evaluating the impact  FSP FIN 39-1 will have on the Group’s financial statements.

In June 2007, the Accounting Standards Executive Committee of the AICPA issued Statement of Position 07-1, Clarification of the Scope of the Audit and Accounting Guide Investment Companies and Accounting by Parent Companies and Equity Method Investors for Investments in Investment Companies (“SOP 07-1”). The intent of SOP 07-1 is to clarify which entities are within the scope of the AICPA Audit and Accounting Guide, Investment Companies (the “Guide”). Financial Accounting Standards Board (“FASB”) has agreed to propose an indefinite delay of the effective dates of SOP 07-1. The Group in the process of evaluating the impact SOP 07-1 will have on the Group’s financial statements.

In December 2007, FASB issued SFAS No. 160, Non-controlling Interests in Consolidated Financial Statements – An Amendment of ARB No. 51 (SFAS 160). SFAS 160 establishes new accounting and reporting standards for the non-controlling interest in a subsidiary and for the deconsolidation of a subsidiary. This Statement requires the recognition of a non-controlling interest as equity in the consolidated financial statements and separate from the parent’s equity. Purchases or sales of equity interests that do not result in a change in control will be accounted for as equity transactions. The Group will be required to adopt this new Statement prospectively to all non-controlling interest, including any that arose before the effective date, for fiscal years, beginning after December 15, 2008 which is fiscal year commencing April 1, 2009 for us. Early adoption is prohibited. The Group in the process of evaluating the impact SFAS 160 will have on the Group’s financial statements.

In December 2007, FASB issued SFAS No. 141 (Revised 2007), Business Combinations (SFAS 141R). This Statement replaces SFAS No. 141, Business Combinations. SFAS 141R requires an acquirer to recognize the assets acquired, the liabilities assumed including contingencies and non-controlling interest in the acquiree, at the acquisition date, measured at their fair value, with limited exceptions specified in the statement. In a business combination achieved in stages, this Statement requires the acquirer to recognize the identifiable assets and liabilities as well as the non-controlling interest in the acquiree at full amounts of their fair values. This Statement requires the acquirer to recognize contingent consideration at the acquisition date, measured at its fair value at that date. The Group will be required to apply this new Statement prospectively to business combinations consummated in fiscal years beginning after December 15, 2008 which is fiscal year commencing April 1, 2009 for us. Early adoption is prohibited.

In March 2008, FASB issued SFAS No. 161, Disclosures about Derivative Instruments and Hedging Activities – An Amendment of FASB Statement No. 133 (SFAS 161). SFAS 161 requires enhanced disclosures on derivative and hedging activities by requiring objectives to be disclosed for using derivative instruments in terms of underlying risk and accounting designation. This Statement requires disclosures on the need of using derivative instruments, accounting of derivative instruments and related hedged items, if any, under SFAS 133 and effect of such instruments and related hedge items, if any, on the financial position, financial performance and cash flows. The Group will be required to adopt this new Statement prospectively, for fiscal years beginning after November 15, 2008 which is fiscal year commencing April 1, 2009 for us. The Group in the process of evaluating the impact SFAS 161 will have on the Group’s financial statements.

3.   Business Combination

The Company held 40.0% of outstanding common shares of SMC Comtrade Limited (“SMC Comtrade”) as of March 31, 2007. On April 26, 2007 SMC Comtrade became the wholly owned subsidiary of the Company, with the acquisition of remaining 60.0% of outstanding common shares of SMC Comtrade Limited. The purchase price was Rs. 90,000, comprising of cash only. The acquisition was made to consolidate the group structure and realize benefits of synergies in operations of both entities.

The Group allocates the purchase price of its acquisitions to the tangible assets, liabilities and intangible assets acquired, based on their estimated fair values. The excess purchase price over those fair values is recorded as goodwill. Any negative goodwill being the excess of fair value of the acquired net assets over cost is initially adjusted in accordance with SFAS 141 “Business Combinations” against the values assigned to specified assets and the unadjusted balance is recognized as an extraordinary gain. The fair value assigned to assets acquired is based on valuations using management’s estimates and assumptions. The allocation of purchase price is as follows:

Rs. in thousands
Assets
Cash & cash equivalents	7,666
Receivables and deposits	130,277
Commodities and mutual funds	331,085
Investments	6,251
Other assets	10,305
Liabilities
Payable to exchanges, customers	304,071
Debts	22,318
Accounts payable	6,598
Net assets acquired	152,597
Less: Purchase price allocation	90,000
Extraordinary gain	62,597

Unaudited pro forma financial information

The unaudited financial information in the table below summarizes the combined results of operations of SMC Global and SMC Comrade, on a pro forma basis, as though the companies had been combined as of the beginning of each of the periods presented. The pro forma financial information is presented for informational purposes only and is not indicative of the results of operations that would have been achieved if the acquisition had taken place at the beginning of each of the periods presented. The pro forma financial information for all periods presented also includes adjustments to depreciation on acquired property and equipment, amortization charges from acquired intangible assets.

Year ended, March 31	2007	2008	2008
			US $
Total revenue	979,019	1,472,158	36,786
Earnings before extraordinary gain	442,186	315,060	7,872
Net income	446,142	377,657	9,436
Earnings per share before extraordinary gain	58.92	40.61	1.01
Earnings per share	59.45	48.68	1.21

During the year, the Company also completed the acquisition of business of Somayajulu and Company Limited. The acquisition was made to increase the presence of the Group in Southern India. The purchase price of Rs. 10,000 for this acquisition was allocated to property and equipment, customer relationship and goodwill.

4.   Deposits with Clearing Organizations and Others

SMC Global is a member of the clearing organisation at which it maintains cash on deposits required for the conduct of its day-to-day clearance activities. The Group also maintains deposits with its bankers as margin for credit facilities availed.

5.   Receivables from Exchange and Clearing Organizations

As of March 31,	2007	2008	2008
			US $
Receivable from clearing organizations and exchange	193,335	529,751	13,237
Total	193,335	529,751	13,237

6.   Securities Owned

Securities consist of trading securities at market values, as follows:

As of March 31,	2007	2008	2008
			US $
Equity shares	378,855	865,828	21,635
Total	378,855	865,828	21,635

Securities consist of trading securities at estimated fair value, as follows:

As of March 31,	2007	2008	2008
			US $
Equity shares	2,694	—	—
Total	2,694	—	—

7.   Derivatives assets held for trading

These consist of exchange traded futures and options at market values, as follows:

As of March 31,	2007	2008	2008
			US $
Exchange traded derivatives held for trading	—	1,905	48
Total	—	1,905	48

8.   Other Assets

Other assets consist of:

As of March 31,	2007	2008	2008 US $
Advance for application of shares	26,400	3,169	79
Purchase consideration paid in advance	10,000	—	—
Advance for purchase of property	—	13,600	340
Prepaid expenses	7,475	18,988	475
Security deposits paid	5,753	22,249	556
Advance tax, net	3,024	48,196	1,204
Others	4,699	22,806	570
Total	57,351	129,008	3,224

Prepaid expenses primarily include the un-expired portion of annual rentals paid for use of leased telecommunication lines, insurance premiums and bank guarantee charges.

Security deposits primarily include deposits for telecommunications, VSAT and assets taken on operating lease.

Advance tax primarily includes taxes paid to Indian taxation authorities for income tax and service tax, net off amount of provision for income tax.

Others primarily includes advances paid for property being taken on lease, connectivity, advertisement and legal expenses.

9.   Property and Equipment

Property and equipment consist of:

As of March 31,	2007	2008	2008 US $
Building	9,962	10,320	258
Equipment	10,996	14,387	360
Furniture and Fixture	11,480	18,787	469
Computer Hardware	40,274	67,287	1,681
Vehicle	7,246	11,768	294
Satellite Equipment	24,717	34,447	861
Total property and equipment	104,675	156,996	3,923
Less: Accumulated depreciation	31,929	59,991	1,499
Total property and equipment, net	72,746	97,005	2,424

Depreciation expense amounted to Rs. 8,741, Rs. 16,262 and Rs. 29,135 for the years ended March 31, 2006, 2007 and 2008 respectively.

Property and equipment includes following assets under capital lease:

As of March 31,	2007	2008	2008 US $
Vehicle	2,686	4,214	105
Total leased property and equipment	2,686	4,214	105
Less: Accumulated depreciation	785	679	17
Total leased property and equipment, net	1,901	3,535	88

The gross carrying amounts of fully depreciated assets included in the overall balance of property and equipment above, which are still in active use were Rs. 13,425 and Rs. 18,618 as of March 31, 2007 and 2008.

10.   Intangible Assets

Intangible assets consist of:

As of March 31,	2007	2008	2008 US $
Intangible assets subject to amortization
Software	20,571	36,857	921
Customer relationship	—	7,500	187
Intangible assets not subject to amortization
Goodwill	—	1,500	38
Membership in exchange	500	2,079	52
Total intangible assets	21,071	47,936	1,198
Less: Accumulated amortization	10,054	22,200	555
Total intangible assets, net	11,017	25,736	643

Amortization expense amounted to Rs. 2,898, Rs. 4,385 and Rs. 10,432 for the years ended March 31, 2006, 2007 and 2008 respectively.

The expected future annual amortization expense of intangible asset is as follows:

For the year ended March 31,
2009	10,978
2010	8,618
2011	2,561

11.   Investments

Investments consist of:

As of March 31,	2007	2008	2008 US $
Investments accounted for by equity method	106,418	4,997	125
Investments carried at cost	1,959	12,377	309
Total	108,377	17,374	434

As part of its corporate strategy and in the normal course of its business, the Group makes investments in the equity of companies which are engaged in businesses similar to Group’s core business.

Investments at cost: SMC Global holds 970,000 shares, representing 8.3% interest in SAM Global Securities Limited (“SAM Global”). The carrying value of the investment at original acquisition cost is Rs. 1,959. The Group accounts for its investment in SAM Global under cost method of accounting. The equity shares of SAM Global are listed but not actively traded at stock exchanges therefore the market rate is not available. SMC Comtrade holds shares in SMC Share Broker Limited. These investments are accounted for at cost. The market value of the said investment is not readily determinable. Based on a review of the financial statements of SAM and SMC Share Broker Limited, the Group has determined that there is no impairment in the carrying value of the investment.

SMC Comtrade holds 14,000 shares, representing 39.8% interest in Pullin Investment Private Limited (“Pullin”). The Group accounts for its share of equity in earnings/ (losses) of Pullin under equity method of accounting. The carrying amount of equity investments without readily determinable market value is Rs. 2,504.

SMC Comtrade holds 18,200 shares, representing 39.8% interest in Abhichaya Investment Private Limited (“Abhichaya”). The Group accounts for its share of equity in earnings/ (losses) of Abhichaya under equity method of accounting. The carrying amount of equity investments without readily determinable market value is Rs. 2,493.

The Group’s equity share in the extraordinary gain of SMC Comtrade for the year 2007 was Rs. 3,956. On April 26, 2007 SMC Comtrade became the wholly owned subsidiary of the company, with the acquisition of remaining 60.0% of outstanding common shares. Refer Note 3 “Business Combination” for the detail of extraordinary gain for the year 2008 amounting to Rs.  62,597.

12.   Overdrafts and Long Term Debt

Bank Overdrafts

The Group’s debt financing is generally obtained through the use of overdraft facilities from banks. The interest rates on such borrowings reflect market rates of interest at the time of the transactions. The balance of these facilities was Rs. 492,062 and Rs. 388,594 as of March 31, 2007 and 2008, respectively, at average effective interest rates of 9.8% and 10.1%, respectively.  Fixed deposits have been placed by the Group with bankers to secure these debts. These deposits are classified in the balance sheet under “Deposits with clearing organizations and others”.

 Book Overdraft

Book overdrafts were Rs. 78,688 and Rs. 238,254 at March 31, 2007 and 2008, respectively.

 Long Term Debt

Long-term debt outstanding comprises of loans taken against vehicles. The long-term debt was Rs. 1,281 and Rs. 2,445 at March 31, 2007 and 2008, respectively, at average effective interest rates of 8.3% and 8.3%, respectively. Long-term debt is secured by pledge of vehicles. Aggregate maturities of long-term debt subsequent to March 31, 2008 are Rs. 1,258 in fiscal 2009, Rs. 881 in fiscal 2010 and Rs. 306 in fiscal 2011.

Refer Note 21 for assets pledged as collateral.

13.   Net Capital Requirements

The Group is subject to regulations of SEBI and stock exchanges, which specifies minimum net capital requirements. The net capital for this purpose is computed on the basis of the information contained in Company’s statutory books and records kept under accounting principles generally accepted in local jurisdiction. The Company submits periodic reports to the regulators.

SMC Global is subject to regulations of SEBI and NSE in India. The Company is required to maintain net capital of Rs. 30,000. As of March 31, 2007 and 2008, the net capital as calculated in the periodic reports was Rs. 111,742 and Rs. 1,360,282, which was in excess of its net capital requirement.

SMC Comtrade is subject to regulations of MCX and NCDEX in India, which specifies minimum net capital requirements of Rs. 5,000 each. As of March 31, 2008, the net capital as calculated in the periodic reports was Rs. 336,774, which was in excess of its net capital requirement.

SMC Comex is subject to regulations of DGCX in Dubai. The Company is required to maintain net capital of USD 350 thousand which is equivalent to Rs. 14,007. As of March 31, 2008, the net capital as calculated in the periodic reports was Rs. 15,896 which was in excess of its net capital requirement.

14.   Exchange, Clearing and Brokerage fees

As per regulations in India, specified securities transactions are liable for securities transaction tax (“STT”). The securities transactions tax in respect of proprietary trading amounted to Rs. 62,598, Rs. 89,893 and Rs. 284,232 for the years ended March 31, 2006, 2007 and 2008 respectively. Under the Indian Income Tax Act 1961, the Company can set-off amount paid for STT towards its liability for taxes on income arising from taxable securities transactions. STT that cannot be set off against taxes on income is charged to expense. STT charged to expense amounted to Rs. 8,323 Rs. 19,716 and Rs. 122,700 for the years ended March 31, 2006, 2007 and 2008 respectively. With effect from April 1, 2008 the income tax provision related to STT has been amended. The STT will be treated as an expense and will be deducted from income to determine taxable income.

15.   Payable to Broker Dealers and Clearing Organizations

As of March 31,	2007	2008	2008 US $
Payable to clearing organizations	—	7,408	185
Commission payable	18,695	32,500	812
Total	18,695	39,908	997

16.   Accounts Payable, Accrued Expenses and Other Liabilities

As of March 31,	2007	2008	2008 US $
Security deposits	18,405	27,568	689
Accrued expenses	17,849	38,400	960
Other liabilities	1,341	12,779	319
Provision for gratuity	1,467	4,014	100
Salary payable	7,427	24,739	618
Others	13,635	17,475	437
Total	60,124	124,975	3,123

Security deposits primarily include deposits taken from sub-brokers for satellite equipment and deposits from employees.

17.   Distribution Income

The net distribution income comprises of:

Year ended March 31,	2006	2007	2008	2008 US $
Gross distribution revenue	37,221	117,443	291,640	7,287
Less: Distribution revenues attributable to sub-brokers	30,402	95,816	248,491	6,209
Net distribution income	6,819	21,627	43,149	1,078

18.   Income Taxes

The provisions for income taxes consist of:

Year ended March 31,	2006	2007	2008	2008 US $
Domestic taxes
Current	71,024	94,699	202,488	5,060
Deferred	975	(7,629)	(6,909)	(173)
Aggregate taxes	71,999	87,070	195,579	4,887

A reconciliation of the income tax expense to the amount computed by applying the statutory income tax rate to income before income tax expense is summarized below:

Year ended March 31,	2006	2007	2008	2008 US $
Net income before taxes	214,361	263,050	490,061	12,245
Enacted tax rates in India	33.7%	33.7%	34.0%
Computed tax expense	72,154	88,543	166,571	4,163
Permanent differences
Securities transaction tax charged to expense	2,801	6,637	41,706	1,042
Exempt income	—	—	(7,339)	(183)
Provision for litigation reserve	3,366	—	—	—
Other permanent differences	346	(295)	778	19
Rebate allowed under Indian Income tax act	(6,529)	(7,815)	(6,435)	(161)
Others	(139)	—	298	7
Income taxes recognized in the statement of income	71,999	87,070	195,579	4,887

Significant components of activities that gave rise to deferred tax assets and liabilities included in the financial statements are as follows:

As of March 31,	2007	2008	2008 US $
Deferred tax assets:
Provision for gratuity	494	1,365	34
Allowance for doubtful debts	538	4,770	119
Revenue/expenses not recognized for tax purposes	7,191	11,528	288
Others (including deferred VSAT recovery)	2,979	6,354	159
Total deferred tax assets	11,202	24,017	600

Deferred tax liabilities:
Property and equipment	6,284	12,011	300
Total deferred tax liabilities	6,284	12,011	300
Net deferred tax (liabilities)/assets	4,918	12,006	300

The Group’s major tax jurisdiction is India. In India, the assessment is not yet completed for the financial year 2005-06 and onwards. The Group continues to recognize interest and penalties related to income tax matters as part of the income tax provision.

19.   Derivatives and Risk Management

The Group enters into exchange traded derivative contracts for trading purposes.  The Group generally enters into offsetting contracts to achieve economic hedges at prices that result in a profit spread for the Group. At March 31, 2007 and 2008, the Group had outstanding derivative contracts with notional amounts of Rs. 2,740,504 and Rs. 1,897,874, respectively, in futures and options contracts. The notional amount of a derivative contract does not change hands; it is simply used as a reference to calculate payments. Accordingly, the notional amount of the Group’s derivative contracts outstanding at March 31, 2007 and 2008 significantly exceeds the possible losses that could arise from such transactions. The fair values of outstanding derivative positions are as below:

As of March 31,	2007	2008	2008
			US $
Derivative assets	—	1,905	48
Total	—	1,905	48

As of March 31,	2007	2008	2008 US $
Derivative liabilities	7,965	363	9
Total	7,965	363	9

The Group receives collateral in connection with customer trades. Under the agreements with customers, the Group is permitted to use the securities for meeting margin/other obligation in stock exchange in whatever manner which may include pledging of shares in favor of bank and / or taking loan against the same. At March 31, 2007, the fair value of securities received as collateral under the agreements with customers was Rs. 1,092,918, and the fair value of the collateral that had been re-pledged was Rs. 129,120. At March 31, 2008, the fair value of securities received as collateral under the agreements with customers was Rs. 1,321,094 and the fair value of the collateral that had been re-pledged was Rs. 371,557.

        (a) Market Risk arising from Trading Activities

Market risk is the risk that price changes could affect the value of the securities positions that arise from normal trading activity. Market risk increases when markets move sharply and volatility increases.

The Group’s exposure to market risk is determined by a number of factors; including size, composition and diversification of positions held, market volatility and changes in interest and foreign exchange rates. The overall level of market risk from financial instruments is often limited by other financial instruments recorded both on and off balance sheet. Management actively monitors its market risk by reviewing the effectiveness of hedging strategies and setting market risk limits. The Group manages market risk with central oversight, analysis and formation of risk policy, specific maximum risk levels to which the individual trader must adhere and continuous monitoring by the senior management.

        (b) Credit Risk

Credit risk that could result from counterparties defaulting is limited for the Group’s operations that operate on regulated exchanges, since the settlement risk is essentially transferred to recognized clearing organizations. The Group’s business also includes clearing and executing trades for the accounts of customers. As such, the Group guarantees to the respective clearinghouse its customers’ performance under these contracts. The Group provides clearing services of futures and options to other brokers.

The Group may require other brokers to deposit funds, thereby reducing risks associated with the clearing of futures and options. Additionally, to reduce its risk, the Group requires customers to meet, at a minimum, the margin requirements established by each of the exchanges at which the contract is traded. This margin is a deposit from the customer, which reduces the risk to the Group of failure on behalf of the customer to fulfill any obligation under the contract. To minimize its exposure to risk of loss due to market variation, the Group adjusts these margin requirements, as needed, due to daily fluctuations in the values of the underlying positions. If necessary, certain positions may be liquidated to satisfy resulting changes in margin requirements.

        (c) Liquidity Risk

Liquidity risk relates to the Group’s capacity to finance security positions and liquidity requirements of exchanges and clearing organizations. The Group’s financial resources, relative to its capital employed, and the liquid nature of most of the instruments traded, limit this risk. In addition, the Group maintains credit facilities with commercial banks. At March 31, 2007and 2008, the Group, with certain limitations, had access to Rs. 71,677 and Rs. 467,327 in unutilized bank borrowings and Rs. 210,000 and Rs. 496,000 in unutilized bank guarantees.

        (d) Compliance, Legal and Operational risks

The Group operates under significant regulatory and legal obligations imposed by local governments and securities regulators. The legal and regulatory obligations under which the Group operates relate, among other things, to their financial reporting, their trading activities, capital requirements and the supervision of their employees. Failure to fulfill legal or regulatory obligations can lead to fines, censure or disqualification of management and/or staff and other measures that could have negative consequences for the Group’s activities and financial performance. Certain violations could result in them losing their trading permissions. If that were to occur, the Group would lose its ability to carry out a portion of its existing activities, which could have a material effect on the Group’s financial statements.

See Note 28 for an overview of pending regulatory and litigation matters.

20.   Employee Benefits

 Gratuity Plan

The following table sets forth the status of the Gratuity Plan of SMC Global, and the amounts recognized in SMC Global’s balance sheets and statements of income.

As of March 31,	2006	2007	2008	2008 US $
Accumulated benefit obligation	526	990	1,911	48
Change in projected benefit obligation
Projected benefit obligation as of beginning of the year	648	1,032	1,851	46
Service cost	247	494	995	25
Interest cost	46	79	200	5
Actuarial loss/(gain)	91	246	3,197	80
Benefits paid	—	—	—
Acquisition of subsidiary			146	4
Projected benefit obligation as of end of the year	1,032	1,851	6,389	160
Change in plan assets
Employer contribution	—	384	1,748	44
Fair value of plan assets as of end of the year	—	384	2,375	59
Funded status of plan	(1,032)	(1,467)	(4,014)	(101)
Accrued benefit cost	(1,032)	(1,467)	(4,014)	(101)

The components of net gratuity cost are reflected below:

Year ended March 31,	2006	2007	2008	2008 US $
Service cost	247	494	995	25
Interest cost	46	79	200	5
Amortization	91	246	3,197	80
Net gratuity costs	384	819	4,392	110

The assumptions used in accounting for the gratuity plans for the years ended March 31, 2006, 2007 and 2008 are set out below:

Weighted-average assumptions used to determine benefit obligations

Year ended March 31,	2006	2007	2008
Discount rate	8.0%	10.0%	8.0%
Long term rate of compensation increase	8.0% for first 5 years and 6.0% thereafter	8.0% for first 5 years and 6.0% thereafter	7.0%

Weighted-average assumptions used to determine net periodic benefit cost:

Year ended March 31,	2006	2007	2008
Discount rate	8.0%	10.0%	8.0%
Long term rate of compensation increase	8.0% for first 5 years and 6.0% thereafter	8.0% for first 5 years and 6.0% thereafter	7.0%
Expected rate of return on assets	—	7.5%	8.0%

SMC Global expects to contribute Rs. 2,000 to its Gratuity plan during the year ending March 31, 2009. The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid:

For the year ended March 31,
2009	45
2010	70
2011	112
2012	307
2013	251
2014-2018	4,437

The group makes contributions to the gratuity plan operated by a large private life insurance company in India. At March 31, 2008, allocation of plan assets between equity and debt is 60:40. The management of the Group evaluates the allocation percentage on a periodic basis and reallocates the percentage based on market conditions, risk factors etc. The discount rate is based on the Government securities yield.

  Provident Fund

The Group’s contribution towards the provident fund amounted to Rs. 1,034, Rs. 2,068 and Rs. 3,102 for the years ended March 31, 2006, 2007 and 2008 respectively.

21.   Collateral and Significant Covenants

The Group has provided its assets as collateral for credit facilities availed from banks and for margin requirements with exchanges. Amounts that the Group has pledged as collateral, which are not reclassified and reported separately, consist of the following:

As of March 31,	2007	2008	2008 US $
Fixed deposits	877,500	1,835,695	45,870
Securities owned	217,500	371,557	9,284
Property and equipment	9,531	9,531	238
Total	1,104,531	2,216,783	55,392

The fixed deposits are classified in the balance sheet under “Deposits with clearing organizations and others”.

State Bank of Bikaner and Jaipur, one of the bankers to the Group, has created first pari-passu charge over the current assets of SMC, as a security for credit facilities provided to the Group.

Canara Bank, one of the bankers to the Group, has created first charge over book debts, outstandings, money receivables, claims, and equitable mortgage on specified office building for credit facilities provided to the Group. The bank also has charge on advances against checks/ drafts of bill of exchange whatever may be the tender thereof drawn, accepted or endorsed by the Group with or without documents such as railway receipts, lorry receipts, air ways bill, post parcel, bill of lading or any other document of title to the goods, invoices, etc.

Oriental Bank of Commerce, one of the bankers to the Group, has created equitable mortgage on specified property together with all buildings, super structures, property and equipment constructed or to be constructed, installed and or to be installed and all accretions there to, for credit facilities provided to the Group.

Centurion bank of Punjab, one of the bankers to the Group, has created equitable mortgage on specified property for credit facilities provided to the Group.

SMC Global has executed an undertaking in favour of Yes Bank, one of the bankers to the Group, agreeing to continue to maintain more than 26.0% holding in SMC Comtrade.

22.   Related Party Transactions

Significant related party transactions comprise of:

Year ended March 31,	2006	2007	2008	2008 US $
Services provided by SMC Group to:
Companies in which principal shareholders having not less than 10.0% shareholding	7	370	2,118	53

Services received by SMC Group from:
Companies in which principal shareholders having not less than 10.0% shareholding	—	—	1,789	45

The balances receivable from and payable to related parties are as follows:

As of March 31,	2007	2008	2008 US $
Amounts due from related parties:
Companies in which principal shareholders having not less than 10.0% shareholding	3,000	203,432	5,083
Amounts due to related parties:
Companies in which principal shareholders having not less than 10.0% shareholding	152,995	776,024	19,391

The services between related parties pertain to commission income/expense on execution of trades. Amount due to/from related parties include funds transferred between the Group and related parties for offsetting customer balances pending cash settlement by the customer and balances for trades executed in the normal course of business. There is no change in the method of establishing the terms.

23.   Segment

The Group follows the provisions of SFAS 131 “Disclosures about Segments of an Enterprise and Related Information”. SFAS 131 establishes standards for reporting information regarding operating segments in annual financial statements and requires selected information for those segments to be presented in interim financial reports issued to stockholders.

The group has recognized two segments in the current year: Capital and derivatives markets and commodities. The recognition of the segments is made as SMC Comtrade became wholly owned subsidiary on April 26, 2007 and SMC Comtrade financial statements are consolidated with the financial statements of the Company.

The accounting policies of the segments are the same as those described in note 2 – Summary of Significant Accounting Policies. Revenues and expenses are directly attributable to segments. Management evaluates performance based on stand-alone revenues and earnings after taxes for the companies in Group. The Group’s operations and customers are primarily based in India.

Year ended March 31,	2008
	Capital and derivates markets	Commodities	Total	US $
Revenue from external customer excluding interest income	1,106,536	202,954	1,309,490	32,721
Interest income	119,851	17,452	137,303	3,431
Revenues from transactions with other operating segments	—	—	—	—
Interest expense	75,810	15,083	90,893	2,271
Depreciation and amortization	34,406	5,161	39,567	989
Income taxes	165,527	30,052	195,579	4,887
Earnings after taxes	239,827	54,655	294,482	7,358
Total assets	4,249,896	660,207	4,910,103	122,692

Year ended March 31,	2007
	Capital and derivates markets	Commodities	Elimination	Total
Revenue from external customer excluding interest income	599,161	327,606	327,606	599,161
Interest income	52,253	—	—	52,253
Revenues from transactions with other operating segments	—	—	—	—
Interest expense	40,153	9,620	9,620	40,153
Depreciation and amortization	20,647	3,313	3,313	20,647
Income taxes	186,205	55,569	55,569	186,205
Earnings after taxes	175,980	178,332	178,332	175,980
Total assets	1,952,200	747,524	747,524	1,952,200

24.   Common Stock

The company has issued and allotted 1,298,400 common shares of par value Rs. 10 each at a premium of Rs. 1,037.8 to Millennium India Acquisition Company Inc., USA through private placement on preferential basis on January 21, 2008.

Incremental costs of Rs  19,475 net of tax, directly attributable to the issue of new shares are deducted from additional paid in capital.

25.   Fair Value of Financial Instruments

Assets and liabilities for which fair value approximates carrying value: The fair values of certain financial assets and liabilities carried at cost, including cash and cash equivalents, receivables and payables from and to clearing organizations, broker-dealers and customers and accounts payable, accrued expenses and other liabilities, approximate fair value due to their short-term nature.

Securities and trading liabilities: Fair values of trading assets and trading liabilities are the amounts recognized in the financial statements, which are based on market prices, where available. If quoted prices are not available, fair values are determined based on book value.

Borrowings: The carrying value of overdraft facilities approximates fair value due to the fact that interest rates are comparable with market rates.

26.   Concentration

The following table gives details in respect of percentage of commission income generated from top two, five and ten customers:

Year ended March 31, (in %)	2006	2007	2008
Revenue from top two customers	4.0%	17.8%	4.1%
Revenue from top five customers	9.3%	26.1%	9.4%
Revenue from top ten customers	14.7%	33.9%	14.1%

27.   Dividend

Final dividends proposed by the Board of Directors are payable when formally declared by the shareholders, who have the right to decrease but not increase the amount of the dividend recommended by the Board of Directors. The Board of Directors can declare interim dividends without the need for shareholders’ approval.

Dividends payable to equity shareholders are based on the net income available for distribution as reported in the Company’s unconsolidated financial statements prepared in accordance with accounting principles generally accepted in India (“Indian GAAP”). Dividends are declared and paid in Indian rupees. Net income in accordance with US GAAP may, in certain years, either not be fully available or will be additionally available for distribution to equity shareholders. Under Indian GAAP the retained earnings available for distribution to equity shareholders, subject to certain restrictions was Rs. 210,453, Rs 398,336 and Rs. 630,823 as of March 31, 2006, 2007 and 2008 respectively.

Under the Indian Companies Act, dividends may be paid out of the profits of a company in the year in which the dividend is declared or out of the undistributed profits of previous fiscal years. Before declaring a dividend greater than 10.0% of the par value of its equity shares, a company is required to transfer to its reserves a minimum percentage of its profits for that year, ranging from 2.5% to 10.0%, depending on the dividend percentage to be declared in such year.

28.   Commitments and Contingent Liabilities

  a) Operating Leases

SMC Global has certain operating leases for office premises. Rental expenses for operating leases are accounted for on a straight-line method. Rental expense amounted to Rs. 1,226, Rs. 3,786 and Rs. 18,130 for the years ended March 31, 2006, 2007 and 2008 respectively. There are no non-cancelable lease arrangements.

          b) Guarantees

As of March 31, 2007 and 2008, guarantees of Rs. 950,000 and Rs. 1,949,175 are provided by various banks to exchange clearing houses for the Company, in the ordinary course of business, as a security for due performance and fulfillment by the Company of its commitments and obligations.

As of March 31, 2007 and 2008, the Company has provided corporate guarantees of Rs. 246,500 and Rs. 236,500 to banks for guarantees issued by banks for SMC Comtrade to exchange clearing houses, in the ordinary course of business.

As of March 31, 2007 and 2008, the Company has provided corporate guarantees of Rs. 200,000 and Rs. 290,000 to banks for guarantees issued by banks for SAM Global Securities Limited to exchange clearing houses, in the ordinary course of business.

The initial term of these guarantees is generally for a period of 12 to 15 months. The bankers charge commission as consideration to issue the guarantees. The commission charged generally is in the range of 1.0% to 1.3% of the guarantee amount. The Group recognizes commission expense over the period of the guarantee. The unamortized commission expense is included in prepaid expenses and classified in the balance sheet under “other assets”. The potential requirement for the Group to make payments under these agreements is remote. Thus, no liability has been recognized for these transactions. The fair value of the guarantees is considered to be insignificant given the risk of loss on such guarantees at the date of its inception and, therefore, no amount was recognized towards fair value of guarantees given in the financial statements on the inception date.

          c) Litigation

The Group is involved, from time to time, in investigations and proceedings by governmental and regulatory agencies, certain of which may result in adverse judgments, fines or penalties. Factors considered by management in estimating the Group’s reserves for these matters are the merits of the claims, the total cost of defending the litigation, the likelihood of a successful defense against the claims, and the potential for fines and penalties from regulatory agencies. The Group is carrying reserves of Rs. 10,000 for potential losses to the extent that such matters are probable and can be estimated, in accordance with SFAS 5, “Accounting for Contingencies.”  As litigation and the resolution of regulatory matters are inherently unpredictable, the Group cannot predict with certainty the ultimate loss or range of loss related to matters where there is only a reasonable possibility that a loss may be incurred. The Group believes, based on current knowledge and after consultation with legal counsel, that the resolution of loss contingencies will not have a material adverse effect on the financial statements of the Group.

Show Cause Notice (“SCN”) dated November 23, 2004, December 6, 2004 and November 17, 2006 from Securities and Exchange Board of India (“SEBI”)

There was a sharp fall in the Indian stock market on May 17, 2004. SEBI alleged that sale transactions of SMC Global on this day had significant impact on lowering the price of significant number of the selected scrips and Nifty Futures on a large number of occasions and the sell orders placed by it appear to have added to the momentum of such fall and aggravated the market crisis.
In addition to the aforesaid allegations, SEBI has alleged certain other irregularities, pursuant to inspections conducted on SMC Global.

SEBI had asked the Company to show cause as to why appropriate action under SEBI Act and Regulations should not be taken against the Company.

The Company has submitted its response, denying the allegations. The Company has submitted that it has carried out bonafide transactions and followed rules and regulations in respect of dealings on May 17, 2004. There was no motive behind the Company’s transactions to artificially depress the prices of securities. The other irregularities alleged are not sustainable and even in cases when these exist; the lapses were nominal and administrative in nature. SEBI has not responded to the Company in this regard and the matter is pending with SEBI.

The Company has filed an application for consent before the Securities and Exchange Board of India in September 2007. The terms of consent proposes abatement of proceedings against the Company on payment of specified monetary amount. SEBI has accepted the consent proposal in June 2008 subject to payment of Rs. 1,500 as settlement charges, which the Company has paid on June 27, 2008.

Order by SEBI dated October 5, 2005 in the matter of Digital Stock

SEBI has alleged irregularities in sub-broker operations and directed to review the Company to review systems and procedures and confirm to SEBI that all the operations are within the framework of SEBI regulations, rules and guidelines.

The Company has responded to SEBI that it has carried out comprehensive review of all systems and procedures and has ensured that the same are in compliance with all the SEBI Act, Rules and Regulations as well as directives and guidelines of SEBI. SEBI has not responded to the Company in this regard and the matter is pending with SEBI.

SCN under SEBI Rules dated October 25, 2005

Investigations were conducted by SEBI in the matter of the dealings in the scrip of DSQ Biotech Limited (“DSQ”). SEBI has alleged that synchronised trades and fictitious trades were executed by the entities of the DSQ group through accommodating brokers. SEBI alleged that SMC Global has actively aided and abetted the clients in the creation of the false market in the scrip by executing the transactions without the intention to transfer the beneficial interest in the security. An enquiry was ordered against the Company and enquiry officer recommended a penalty of censure against the Company. SEBI has issued a SCN on November 7, 2006 to the Company as to why the appropriate penalty including penalty as recommended by the Enquiry Officer should not be imposed.

The Company has denied the allegations in its response to SEBI. The Company has submitted that due skill, care and diligence were exercised in the conduct of the business. However SEBI did not accept the contention of the Company and levied penalty as recommended by the Enquiry Officer through order dated January 1, 2008.

Aggrieved by the order, the Company had filed an appeal with the Securities Appellate Tribunal, Mumbai which has set aside the order passed by the SEBI in the aforesaid matter vide their order dated May 2, 2008.

SCN under SEBI Rules dated September 28, 2006

SEBI appointed an adjudicating officer to inquire into and adjudge under SEBI Act and Regulations. SEBI has alleged that SMC Global executed structured trades in the scrip of Jubilant Organosys Limited (“JOL”) in collusion with a group of brokers during the year 2003 and thereby violated Regulations.  SEBI has alleged that failure on the part of the Company to comply with the said provisions makes the Company liable to the penalty under SEBI Act. SEBI in its SCN has asked the Company to show cause as to why an inquiry should not be held against the Company.

The Company has filed a reply with SEBI in response to the SCN, denying having done any possible structured deals. The Company has submitted that the trades in JOL scrip were executed in the normal and usual course of business through the systems of exchange and no off market deals were done in the scrip. No response has been received from SEBI in this regard and the matter is pending with SEBI.

The Company has filed an application for consent before the Securities and Exchange Board of India on February 13, 2008. The terms of consent proposes abatement of proceedings against the Company on payment of specified monetary amount.

SEBI order on June 18, 2007 in the matter of dealings in futures and options contracts on the NSE

SEBI has alleged in the order that certain entities and brokers have indulged in non genuine trade transactions and have created false and misleading appearance of trading on the derivatives market during January to March 2007. SMC Global has been named as one of brokers in the order. The order is an ad interim, ex-parte order and the Company has a right to file its objections. The Company submitted its response in July 2007, denying the allegations. In October 2007, SEBI issued a SCN as to why an inquiry should not be held against the Company.

The Company has filed an application for consent before the Securities and Exchange Board of India on November 12, 2007. The terms of consent proposes abatement of proceedings against the Company on payment of specified monetary amount.

SCN under SEBI Rules dated October 15, 2007

SEBI has alleged certain irregularities pursuant to inspection  report for the period April 2002 to March 2004. SEBI in its SCN has asked the company to show cause as to why an inquiry should not be held against the Company.

The Company has filed an application for consent before the Securities and Exchange Board of India on November 23, 2007. In April 2008, the Company paid Rs. 500 under the terms of consent to SEBI. SEBI issued the consent order in April 2008, disposing the adjudication proceedings without admitting or denying guilt by the Company and subject to the clauses of the undertakings and the waivers.

SCN under SEBI Rules dated March 31, 2008

SEBI appointed an adjudicating officer to inquire into and adjudge under SEBI Act and Regulations. SEBI has alleged that during the period February 1, 2005 to March 31, 2005, SMC Global executed non genuine transactions in collusion with certain clients and brokers in the future and options segment of NSE. SEBI has alleged that failure on the part of the Company to comply with the said provisions makes the Company liable to the penalty under SEBI Act. SEBI in its SCN has asked the Company to show cause as to why an inquiry should not be held against the Company.

The Company has filed an application for consent before the SEBI on May 1, 2008. The terms of consent proposes abatement of proceedings against the Company on payment of specified monetary amount.

Another SCN dated May 15, 2008 was received by the Company, containing similar allegations as stated above for the period March 1, 2004 to March 31, 2004. The Company has filed an application before the SEBI on June 1, 2008 for providing transaction logs and for grant of additional time for filing of reply. SEBI has not responded to the Company in this regard and the matter is pending with SEBI.

29.   Subsequent Events

a) The Board of Directors of the Company passed a resolution on April 18, 2008 for the amalgamation of SAM Global Securities Limited (“SAM”) with SMC Global Securities Limited (“SMC”). The Board of Directors of SAM also approved the resolution of amalgamation.

Under the scheme of amalgamation prepared under sections 391 and 394 and other applicable provisions of the Companies Act in India, the shareholders of SAM will receive one equity share of the face value of Rs. 10 each of SMC for every six fully paid up shares of SAM. The scheme will require approval of shareholders/creditors of companies, stock exchanges where the shares of SMC and SAM are listed, Securities and Exchange Board of India and other regulatory authorities. Under the Companies Act in India, the scheme will require the consent of High Court of Delhi in order to be effective.

b) The Company has issued and allotted 188,646 common stock of face value of Rs.10 each at a premium of Rs. 3,329.9 to Bennett, Coleman & Co. Limited through private placement on preferential basis on May 5, 2008. Simultaneously, the Company entered into an advertising agreement with Bennett, Coleman & Co. under which it paid the amount received for shares as advance to be utilized against advertisements.

SAM Global Securities Limited

REPORT OF INDEPENDENT AUDITOR

To the Board of Directors of
SAM Global Securities Limited:

In our opinion, the accompanying balance sheets and the related statements of income, of shareholders’ equity and of cash flows present fairly, in all material respects, the financial position of SAM Global Securities Limited at March 31, 2007 and 2008 and the results of its operations and its cash flows for each of the three years in the period ended March 31, 2008 in conformity with accounting principles generally accepted in the United States of America.  These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.  We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America.  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

Price Waterhouse

Gurgaon, India
July 2, 2008

SAM Global Securities Limited
 Statements of Income

For the year ended March 31, (Rs. in thousands, except per share data)	2006	2007	2008	2008 Convenience translation into US$ (unaudited)
Revenues:
Commission income	199,162	210,190	327,882	8,193
Proprietary trading, net	70,991	172,954	487,316	12,177
Distribution income, net	309	89	—	—
Interest and dividends	3,989	8,230	24,032	600
Total revenues	274,451	391,463	839,230	20,970
Expenses:
Exchange, clearing and brokerage fees	128,558	105,576	305,608	7,636
Employee compensation and benefits	17,394	34,512	62,421	1,560
Information and communication	18,061	25,005	12,713	318
Advertisement expenses	13,929	15,129	16,458	411
Depreciation and amortization	4,804	7,065	10,405	260
Interest expense	2,142	3,058	9,045	226
General and administrative expenses	12,330	15,383	40,652	1,016
Total expenses	197,218	205,728	457,302	11,427
Gain on sale of shares in exchange	—	—	26,265	656
Earnings before income taxes	77,233	185,735	408,193	10,199
Income taxes	24,289	56,109	151,792	3,792
Earnings after taxes	52,944	129,626	256,401	6,407
Share in profits of equity investee	—	—	614	15
Earnings before extraordinary gain	52,944	129,626	257,015	6,422
Share in extraordinary gain of equity investee	—	6,592	—	—
Net income	52,944	136,218	257,015	6,422
Earnings per share:
Basic and diluted: Earnings before extraordinary gain	5.29	12.96	24.87	0.62
Basic and diluted: Extraordinary gain	—	0.66	—	—
Basic and diluted: Net income	5.29	13.62	24.87	0.62
Weighted average number of shares used to compute basic and diluted earnings per share	10,000,057	10,000,057	10,335,663	10,335,663

The accompanying notes are an integral part of these financial statements

SAM Global Securities Limited
Balance Sheets

As of March 31, (Rs. in thousands)	2007	2008	2008 Convenience translation into US$ (unaudited)
Assets
Cash and cash equivalents	18,074	42,226	1,056
Receivables from exchange and clearing organizations (net of allowance for doubtful debts of Rs. Nil in 2007 and Rs. Nil in 2008)	15,751	56,004	1,399
Receivables from customers (net of allowance for doubtful debts of Rs. Nil in 2007 and Rs. 2,500 in 2008)	259,777	327,163	8,175
Due from related parties	67,087	612,827	15,313
Securities owned:
Marketable, at market value	79	10,048	251
Not readily marketable, at estimated fair value	1,000	25,000	625
Investments	10,631	11,245	281
Deposits with clearing organizations and others	153,100	188,780	4,717
Membership in exchanges owned, at cost (market value of Rs. 52,000 in 2007 and Rs. 4,560 in 2008)	23,210	2,036	51
Property and equipment (net of accumulated depreciation of Rs. 11,832 in 2007 and Rs.18,992 in 2008)	10,584	45,150	1,128
Intangible assets (net of accumulated amortization of Rs. 3,297 in 2007 and Rs. 6,309 in 2008)	4,648	6,180	154
Deferred taxes, net	—	1,803	45
Other assets	14,027	84,395	2,109
Total Assets	577,968	1,412,857	35,304

Liabilities and Shareholder’s Equity
Payable to broker-dealers and clearing organizations	—	9,753	244
Payable to customers	209,232	453,440	11,330
Due to related parties	341	17,237	431
Derivatives held for trading	275	9,370	234
Accounts payable, accrued expenses and other liabilities	3,551	29,788	744
Overdraft facilities balances	54,627	74,296	1,857
Deferred taxes, net	1,820	—	—
Total Liabilities	269,846	593,884	14,840
Commitments and contingencies (Note 28)

The accompanying notes are an integral part of these financial statements

SAM Global Securities Limited
Balance Sheets

As of March 31, (Rs. in thousands)	2007	2008	2008 Convenience translation into US$ (unaudited)
Shareholders’ Equity
Common Stock
(10,010,000 and 13,010,000 equity shares authorized as on March 31, 2007 and 2008; 10,000,057 and 11,730,083 equity shares issued and outstanding as of March 31, 2007 and 2008; par value Rs. 10)	100,001	117,301	2,931
Additional paid in capital	—	236,535	5,911
Retained earnings	208,121	465,137	11,622
Total Shareholders’ Equity	308,122	818,973	20,464
Total Liabilities and Shareholders’ Equity	577,968	1,412,857	35,304

The accompanying notes are an integral part of these financial statements

SAM Global Securities Limited
Statements of Cash Flows

For the year ended March 31, (Rs. in thousands)	2006	2007	2008	2008 Convenience translation into US$ (unaudited)
Cash flows from operating activities
Net Profit	52,944	136,218	257,015	6,422
Adjustments to reconcile net profit to net cash provided/ (used) in operating activities:
Depreciation and amortization	4,804	7,065	10,405	260
Gain on sale of shares in exchange			(26,265)	(656)
Deferred tax expense / (benefit)	6,056	(4,414)	(3,623)	(91)
Extraordinary gain	—	(6,592)	—	—
Share in Profit of equity investee	—	—	(614)	(15)
Fair value (gain) / loss on trading securities	(1,321)	611	1,934	48
Provision for doubtful debts	—	—	2,500	62
Provision for gratuity	337	303	1,071	27
Gain on sale of property and equipments	—	—	(73)	(2)
Changes in assets and liabilities:
Receivables from exchange and clearing organizations	(102)	(14,738)	(40,253)	(1,006)
Receivables from customers	18,620	(162,473)	(69,886)	(1,746)
Due from related parties	(6,350)	(60,737)	(545,740)	(13,637)
Due to related parties	(11,564)	(4,121)	16,896	422
Securities owned	(10,926)	17,827	(35,903)	(897)
Derivatives held for trading	—	275	9,095	227
Deposits with clearing organizations and others	(97,649)	(19,900)	(35,680)	(891)
Membership in exchanges	(10)	—	—	—
Other assets	(1,942)	(7,573)	(70,368)	(1,758)
Payable to broker-dealers and clearing organizations	(327)	(264)	9,753	244
Payable to customers	(8,849)	121,306	244,207	6,102
Accrued expenses	(1,343)	1,792	25,166	629
Net cash provided/(used) by operating activities	(57,622)	4,585	(250,363)	(6,256)

Cash flows from investing activities
Purchase of property and equipment	(8,645)	(4,513)	(42,209)	(1,055)
Proceeds from sale of property and equipment	—	—	323	8
Purchase of investments	—	(216)	—	—
Proceed from sale of shares in exchange	—	—	47,440	1,186
Acquisition of intangible assets	(3,655)	(2,771)	(4,544)	(113)
Net cash used in investing activities	(12,300)	(7,500)	1,010	26

The accompanying notes are an integral part of these financial statements

SAM Global Securities Limited
Statements of Cash Flows

For the year ended March 31, (Rs. in thousands)	2006	2007	2008	2007 Convenience translation into US$ (unaudited)
Cash flows from financing activities
Net movement in overdraft facilities balances	42,973	11,250	19,670	491
Proceeds from issue of share capital, net of incremental costs	—	—	253,835	6,343
Net cash provided by financing activities	42,973	11,250	273,505	6,834

Net (decrease) / increase in cash and cash equivalents during the year	(26,949)	8,335	24,152	604
Add : Balance as of beginning of the year	36,688	9,739	18,074	452
Balance as of end of the year	9,739	18,074	42,226	1,056

                                                                Supplemental cash flow information:

Year ended March 31,	2006	2007	2008	2008 US $
Income taxes paid	19,575	51,130	313,097	7,824
Interest paid	2,142	3,058	9,045	226

The accompanying notes are an integral part of these financial statements

SAM Global Securities Limited
Statements of Changes in Shareholders’ Equity

(Rs. in thousands)	Common Stock		Additional Paid in Capital	Retained earnings	Total
	Shares	Par value
Balance as of April 1, 2005	10,000,057	100,001	—	18,958	118,959
Net income for the year				52,944	52,944
Balance as of March 31, 2006	10,000,057	100,001	—	71,902	171,903
Net income for the year				136,218	136,218
Balance as of March 31, 2007	10,000,057	100,001	—	208,122	308,123
Issuance of common shares	1,730,026	17,300	236,535	—	253,835
Net income for the year	—	—	—	257,015	257,015
Balance as of March 31, 2008	11,730,083	117,301	236,535	465,137	818,973
Balance as of March 31, 2008 Convenience translation into US$ (unaudited)	11,730,083	2,931	5,911	11,622	20,464

The accompanying notes are an integral part of these financial statements

SAM Global Securities Limited

Notes to Financial Statements
(Rs. in thousands, except per share data)

1.   Description of Business

SAM Global Securities Limited (the “Company” or “SAM Global”) is a limited liability company incorporated and domiciled in India. The Company is a trading member of the Bombay Stock Exchange Limited (“BSE”) in the capital market and trading and clearing member in the futures and options market. The Company provides depository participant services through Central Depository Services (India) Limited. The Company’s shares are listed on the Guwahati Stock Exchange in India.

The Company engages in proprietary transactions and offers a wide range of services to meet clients needs including brokerage services, clearing member services and depository services.

2.   Summary of Significant Accounting Policies

Basis of preparation

The financial statements include the accounts of SAM Global Securities Limited and its equity affiliates. All significant intercompany transactions have been eliminated. The Company accounts for investments in entities that are not variable interest entities where the Company owns a voting or economic interest of 20% to 50% and/or for which it has significant influence over operating and financing decisions using the equity method of accounting. The Company’s equity in the profits/(losses) of affiliates is included in the statements of income unless the carrying amount of an investment is reduced to zero and the Company is under no guaranteed obligation or otherwise committed to provide further financial support.

The Company consolidates investments in which it holds, directly or indirectly, more than 50% of the voting rights or where it exercises control. There were no such investments during the periods presented.

Use of Estimates

In preparing these financial statements, management makes use of estimates concerning certain assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and certain revenues and expenses during the reporting period. Estimates, by their nature, are based on judgment and available information. Therefore, actual results could differ from those estimates and could have a material impact on the  financial statements, and it is possible that such changes could occur in the near term. Significant estimates and assumptions are used when accounting for certain items, such as but not limited to, valuation of securities, allowances for uncollectible accounts receivable, future obligations under employee benefit plans, useful lives of property and equipment, valuation allowances for deferred taxes and contingencies.

Foreign Currency and Convenience Translation

The accompanying financial statements are reported in Indian rupee (“INR” or “Rs.”). Indian rupee is the functional currency for the Company and its affiliates. Gains or losses resulting from foreign currency transactions are included in net income.

For the convenience of the reader, the financial statements as of and for the year ended March 31, 2008 have been translated into U.S. dollars (“US$”) at US$1.00 = Rs. 40.02 based on the noon buying rate on March 31, 2008 by the  Federal Reserve Bank of New York. Such translation should not be construed as representation that the rupee amounts have been or could be converted into U.S. dollars at that or any other rate, or at all. The convenience translation is unaudited.

Revenue Recognition

a) Proprietary Trading

Revenues from proprietary trading consist primarily of net trading income earned by the Company when trading as principal. Net trading income from proprietary trading represents trading gains net of trading losses. Proprietary revenue includes both realized and unrealized gains and losses. The profit and loss arising from all transactions entered into for the account and risk of the Company are recorded on a trade date basis. Proprietary trading revenue also includes market development fees which is earned for the efforts of the Company for development of securities market. Market development fee is recognized on an accrual basis when the right to receive is established.

Derivative financial instruments are used for trading purposes and carried at fair value. Market value for exchange-traded derivatives, principally futures and options is based on quoted market prices. The gains or losses on derivatives used for trading purposes are included in revenues from proprietary trading. Purchases and sales of derivative financial instruments are recorded on trade date. The transactions are recorded on a net basis when the legal right of offset exists.

b) Commission Income

Commission income is recognized on trade date basis as securities transactions occur. The Company reports commission income on transactions as revenue on gross basis and reports commissions paid to sub brokers as commission expense.

c) Distribution Income

The Company earns distribution income on distribution of initial public offerings, mutual funds and other securities on behalf of the lead managers of those offerings, mutual funds and other securities. The Company’s primary obligation is distribution and collection of the subscription forms through its sub-broker network for which it is compensated by the lead managers. It recognizes distribution income net of distribution revenues attributable to sub-brokers when significant obligations have been fulfilled and the right to recognize revenue has been established.

Securities Transactions

Securities owned consist of securities and derivative instruments used for trading purposes and for managing risk exposure in trading inventory. Proprietary security transactions are recorded on a trade date basis. Changes in fair value of securities (unrealized gains and losses) are recognized as proprietary transactions revenues in the current period.

Marketable securities are valued at market value, based on quoted market prices and securities not readily marketable are valued at fair value as determined by management.

Investments

Equity securities held for purposes other than trading which do not have a readily determinable fair value, are accounted at cost or equity method of accounting subject to an impairment charge for any other than temporary decline in value.  The impairment is charged to income.  In order to determine whether a decline in value is other than temporary, the Company evaluates, among other factors, the duration and extent to which the value has been less than the carrying value, the financial condition of and business outlook for the investee, including key operational and cash flow indicators, current market conditions and future trends in the industry and the intent and ability of the Company to retain the investment for a period of time sufficient to allow for any anticipated recovery in value.

Cash and Cash Equivalents

Cash and cash equivalents consist of cash and highly liquid investments with maturities of 90 days or less at the date of acquisition.

Property and Equipment

Property and equipment are carried at cost less accumulated depreciation. Depreciation is provided over estimated useful life using the straight line method. The estimated useful lives of assets are as follows:

Buildings	50 years

Equipment, vehicles and furniture	5 years

Computer hardware	3 years

Purchased Intangible Assets

Purchased intangible assets are amortized over their useful lives unless these lives are determined to be indefinite. Purchased intangible assets are carried at cost, less accumulated amortization. Amortization is computed over the estimated useful lives of three years using the straight-line method.

Impairment of Long-Lived Assets

Long-lived assets and certain identifiable intangible assets to be held and used are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. Indefinite lived intangible assets are tested annually for impairment.  Determination of recoverability of long-lived assets and certain identifiable intangible assets is based on an estimate of undiscounted future cash flows resulting from the use of the asset and its eventual disposition. Measurement of an impairment loss for long-lived assets and certain identifiable intangible assets that management expects to hold and use is based on the fair value of the asset. Long-lived assets and certain identifiable intangible assets to be disposed of are reported at the lower of carrying amount or fair value less costs to sell.

Receivables and Payables

Customer Receivables and Payables

Customer securities transactions are recorded on a settlement date basis. Receivables from and payables to customers include amounts due on cash transactions, including derivative contracts transacted on behalf of the Company’s customers. Securities owned by customers, including those that collateralize margin or other similar transactions, are not reflected on the financial statements.

Brokers-Dealers, Exchange and Clearing Organisations Receivables and Payables

Amounts due from and due to other broker-dealers, exchange and clearing organizations include net receivables or payables arising from unsettled regular-way transactions, failed settlement transactions and commissions.

Allowance for Doubtful Accounts

Management estimates an allowance for doubtful accounts to reserve for potential losses from unsecured and partially secured customer accounts deemed uncollectible. The facts and circumstances surrounding each receivable from customers and the number of shares, price and volatility of the underlying collateral are considered by management in determining the allowance. Management continually evaluates its receivables from customers for collectibility and possible write-off. The Company manages the credit risk associated with its receivables from customers through credit limits and continuous monitoring of collateral.

Membership in Exchanges

Exchange memberships owned by the Company are originally carried at cost. Adjustments to carrying value are made if the Company determines that an “other-than-temporary” decline in value has occurred. In determining whether the value of the exchange memberships the company owns are impaired (that is, fair market value is below cost) and whether such impairment is temporary or other-than-temporary, the Company consider many factors, including, but not limited to, information regarding recent sale and lease prices of exchange memberships, historical trends of sales prices of memberships, the current condition of the particular exchange’s market structure, legal and regulatory developments affecting the particular exchange’s market structure, trends in new listings on the particular exchange, general global and national economic factors and the Company’s knowledge and judgment of the securities market as a whole.

Advertising Costs

The Company expenses all advertising costs as incurred.

Employee Benefits

i) Provident Fund

In accordance with Indian law, employees are entitled to receive benefits under the Provident Fund, which is a defined contribution plan. Both the employee and the employer make monthly contributions to the plan at a predetermined rate (presently 12.0%) of the employees’ basic salary. These contributions are made to the fund administered and managed by the Government of India. The Company’s monthly contributions are charged to income in the period they are incurred.
The Company has no further obligations under the plan beyond its monthly contributions.

ii) Gratuity Plan

The Company has a defined benefit retirement plan (the “Gratuity Plan”) covering all its employees in India. The Gratuity Plan provides a lump sum payment to vested employees at retirement or termination of employment based on the respective employee’s salary and years of employment with the Company.

The Company provides for the Gratuity Plan on the basis of actuarial valuation. All actuarial gains or losses are expensed off in the year in which they arise.

The funded status of the Company’s retirement related benefit plan is recognized in the balance sheet. The funded status is measured as the difference between the fair value of plan assets and the projected benefit obligation at March 31, the measurement date.

Income Taxes

In accordance with the provisions of SFAS 109, “Accounting for Income Taxes”, income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statements carrying amounts of existing assets and liabilities and their respective tax bases and operating loss carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the statement of income in the period of enactment. Based on management’s judgment, the measurement of deferred tax assets is reduced, if necessary, by a valuation allowance for any tax benefits for which it is more likely than not that some portion or all of such benefits will not be realized.

Comprehensive Earnings

Comprehensive earnings for each of the three years in the period ended March 31, 2008, was equal to the Company’s net earnings.

Earnings Per Share

In accordance with the provisions of SFAS 128, “Earnings Per Share”, basic earnings per share is computed on the basis of the weighted average number of shares outstanding during the year.  The Company does not have any dilutive securities and hence the basic and diluted earnings per share are same.

Recent Accounting Pronouncements

In July 2006, the FASB issued Interpretation 48, Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement 109 (“FIN 48”). The interpretation clarifies the accounting for uncertainty in income taxes recognized in a company’s financial statements and prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The interpretation also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 became effective beginning April 1, 2007 for us. The adoption of FIN 48 did not result in a cumulative effect adjustment to retained earnings as of April 1, 2007.

In September 2006, the FASB issued SFAS 157, Fair Value Measurements, which establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. This Statement applies under other accounting pronouncements that require or permit fair value measurements. SFAS 157 is effective for fiscal years beginning after November 15, 2007, which is fiscal year commencing April 1, 2008 for us. The Company is in the process of evaluating the impact SFAS 157 will have on the financial statements.

In February 2007, the FASB issued FASB Statement 159, The Fair Value Option for Financial Assets and Financial Liabilities (“SFAS 159”). SFAS 159 allows the company to choose to measure certain financial assets and financial liabilities at fair value. Unrealized gains and losses on items for which the fair value option has been elected are reported in earnings. SFAS 159 is effective for fiscal years beginning after November 15, 2007, which is fiscal year commencing April 1, 2008 for us. The Company in the process of evaluating the impact SFAS 159 will have on the Company’s financial statements.

In April 2007, the FASB issued FSP No. FIN 39-1, Amendment of FASB Interpretation No. 39 (“FSP FIN 39-1”). FSP FIN 39-1 modifies FIN No. 39, Offsetting of Amounts Related to Certain Contracts, and permits companies to offset cash collateral receivables or payables with net derivative positions. FSP FIN 39-1 is effective for fiscal years beginning after November 15, 2007 which is fiscal year commencing April 1, 2008 for us with early adoption permitted. The Company in the process of evaluating the impact  FSP FIN 39-1 will have on the Company’s financial statements.

In June 2007, the Accounting Standards Executive Committee of the AICPA issued Statement of Position 07-1, Clarification of the Scope of the Audit and Accounting Guide Investment Companies and Accounting by Parent Companies and Equity Method Investors for Investments in Investment Companies (“SOP 07-1”). The intent of SOP 07-1 is to clarify which entities are within the scope of the AICPA Audit and Accounting Guide, Investment Companies (the “Guide”). Financial Accounting Standards Board (“FASB”) has agreed to propose an indefinite delay of the effective dates of SOP 07-1. The Company in the process of evaluating the impact SOP 07-1 will have on the Company’s financial statements.

In December 2007, FASB issued SFAS No. 160, Noncontrolling Interests in Consolidated Financial Statements – An Amendment of ARB No. 51 (SFAS 160). SFAS 160 establishes new accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. This Statement requires the recognition of a non-controlling interest as equity in the consolidated financial statements and separate from the parent’s equity. Purchases or sales of equity interests that do not result in a change in control will be accounted for as equity transactions. The company will be required to adopt this new Statement prospectively to all non-controlling interest, including any that arose before the effective date, for fiscal years, beginning after December 15, 2008 which is fiscal year commencing April 1, 2009 for us. Early adoption is prohibited. The Company in the process of evaluating the impact SFAS 160 will have on the Company’s financial statements.

In December 2007, FASB issued SFAS No. 141 (Revised 2007), Business Combinations (SFAS 141R). This Statement replaces SFAS No. 141, Business Combinations. SFAS 141R requires an acquirer to recognize the assets acquired, the liabilities assumed including contingencies and non-controlling interest in the acquiree, at the acquisition date, measured at their fair value, with limited exceptions specified in the statement. In a business combination achieved in stages, this Statement requires the acquirer to recognize the identifiable assets and liabilities as well as the non-controlling interest in the acquiree at full amounts of their fair values. This Statement requires the acquirer to recognize contingent consideration at the acquisition date, measured at its fair value at that date. The company will be required to apply this new Statement prospectively to business combinations consummated in fiscal years beginning after December 15, 2008 which is fiscal year commencing April 1, 2009 for us. Early adoption is prohibited.

In March 2008, FASB issued SFAS No. 161, Disclosures about Derivative Instruments and Hedging Activities – An Amendment of FASB Statement No. 133 (SFAS 161). SFAS 161 requires enhanced disclosures on derivative and hedging activities by requiring objectives to be disclosed for using derivative instruments in terms of underlying risk and accounting designation. This Statement requires disclosures on the need of using derivative instruments, accounting of derivative instruments and related hedged items, if any, under SFAS 133 and effect of such instruments and related hedge items, if any, on the financial position, financial performance and cash flows. The company will be required to adopt this new Statement prospectively, for fiscal years beginning after November 15, 2008 which is fiscal year commencing April 1, 2009 for us. The Company in the process of evaluating the impact SFAS 161 will have on the Company’s financial statements.

3.   Deposits with Clearing Organizations and Others

SAM Global is a member of clearing organization at which it maintains cash on deposits required for the conduct of its day-to-day clearance activities. The Company also maintains deposits with its bankers as margin for credit facilities availed.

4.   Receivables from Exchange and Clearing Organizations

As of March 31,	2007	2008	2008
			US $
Receivable from clearing organizations and exchange	15,751	56,004	1,399
Total	15,751	56,004	1,399

5.   Securities Owned

Securities consist of trading securities at market values, as follows:

As of March 31,	2007	2008	2008
			US $
Equity shares	79	10,048	251
Total	79	10,048	251

Securities consist of trading securities at fair value, as follows:

As of March 31,	2007	2008	2008
			US $
Equity shares	1,000	25,000	625
Total	1,000	25,000	625

6.   Derivatives Held for Trading

These consist of exchange traded futures and options at market values, as follows:

As of March 31,	2007	2008	2008
			US $
Exchange traded derivatives held for trading	275	9,370	234
Total	275	9,370	234

7.   Other Assets

Other assets consist of:

As of March 31,	2007	2008	2008 US $
Security deposits paid	394	6,317	158
Advance tax, net	10,894	62,083	1,552
Prepaid expenses	1,517	3,251	81
Interest accrued but not due	1,102	1,633	41
Employee receivables	120	249	6
Advances to suppliers	—	10,862	271
Total	14,027	84,395	2,109

Advance tax primarily includes taxes paid to Indian taxation authorities for income tax, net off amount of provision for income tax.

Prepaid expenses primarily include the un-expired portion of annual rentals paid for use of leased telecommunication lines, satellite link charges, insurance premiums and bank guarantee charges.

Security deposits primarily include deposits for electricity connections and assets taken on operating lease.

Advances to suppliers primarily includes amount paid as advance against advertisement expenses.

8.   Property and Equipment

Property and equipment consist of:

As of March 31,	2007	2008	2008 US $
Building	1,620	1,620	40
Equipment	2,034	7,551	189
Furniture and fixtures	505	18,786	469
Computer hardware	15,668	33,202	830
Vehicle	2,589	2,983	75
Total property and equipment	22,416	64,142	1,603
Less: Accumulated depreciation	11,832	18,992	475
Total property and equipment, net	10,584	45,150	1,128

Depreciation expense amounted to Rs. 3,754, Rs. 5,022 and Rs. 7,393 for the years ended March 31, 2006, 2007 and 2008 respectively.

The gross carrying amounts of fully depreciated assets included in the overall balance of property and equipment above, which are still in active use were Rs. 1,971 and Rs. 8,174 as of March 31, 2007 and 2008.

9.   Intangible Assets

As of March 31,	2007	2008	2008 US $
Intangible assets subject to amortization
Software	7,945	12,489	312
Total intangible assets	7,945	12,489	312
Less: Accumulated amortization	3,297	6,309	158
Total intangible assets, net	4,648	6,180	154

Intangible assets consist of:

Amortization expense amounted to Rs. 1,050, Rs.2, 043 and Rs. 3,012 for the years ended March 31, 2006, 2007 and 2008 respectively.

The expected future annual amortization expense of intangible asset is as follows:

For the year ended March 31,
2009	3,113
2010	2,120
2011	947

10.   Overdraft Facilities

The Company’s debt financing is generally obtained through the use of overdraft facilities from banks. The interest rates on such borrowings reflect market rates of interest at the time of the transactions. The balance of these facilities was Rs. 54,627 and Rs. 74,296 at average effective interest rates of 12.7% and 12.5%, as of March 31, 2007 and March 31, 2008, respectively. Deposits have been placed by the Company with bankers to secure these debts. These deposits are classified in the balance sheet under “Deposits with clearing organizations and others”. Refer note 21 for assets pledged as collateral.

11.   Net Capital Requirements

SAM Global is subject to regulations of Securities and Exchange Board of India (“SEBI”) and BSE, which specifies minimum net capital requirements. The company is required to maintain net capital of Rs. 30,000. As the Company is operating in India, the net capital for these purpose is computed on the basis of the information contained in Company’s statutory books and records kept under accounting principles generally accepted in India. The Company submits periodic reports to the regulators. As of March 31, 2007 and 2008, the net capital as calculated in the periodic reports is mentioned below, which was in excess of its net capital requirement.

As of March 31,	2007	2008	2008 US $
Margin trading	261,329	484,736	12,112
Futures and options	284,540	457,484	11,431
Capital market	293,826	784,906	19,612

12.   Exchange, Clearing and Brokerage fees

As per regulations in India, specified securities transactions are liable for securities transaction tax (“STT”). The securities transactions tax in respect of proprietary trading amounted to Rs. 14,295, Rs. 55,463 and Rs. 256,542 for the years ended March 31, 2006, 2007 and 2008 respectively. Under the Indian Income Tax Act, the Company can set-off the amount paid for STT towards its liability for taxes on income arising from taxable securities transactions. STT which cannot be set off against taxes on income is charged to expense. STT charged to expense amounted to Rs. Nil, Rs. 813 and Rs. 109,545 for the years ended March 31, 2006, 2007 and 2008 respectively.  With effect from April 1, 2008 the income tax provision related to STT has been amended. The STT will be treated as an expense and will be deducted from income to determine taxable income.

13.   Revenue

Market development fees of Rs. Nil, Rs. 89,597 and Rs. 460,900 for years 2006, 2007 and 2008 is included in the proprietary trading. This amount is earned for the efforts of the Company for development of securities market pursuant to an agreement.

14.   Sale of shares in exchange

The Company tendered for sale 10,000 shares of BSE on March 3, 2007. 9,123 shares were accepted and the sale was concluded in tranches from May 8 to 15, 2007. The net consideration received for the sale is Rs. 47,440 which resulted in a gain of Rs. 26,265. The Company continues to have trading rights in the BSE.

15.   Income Taxes

The provisions for income taxes consist of:

Year ended March 31,	2006	2007	2008	2008 US $
Domestic taxes
Current	18,233	60,523	155,415	3,883
Deferred	6,056	(4,414)	(3,623)	(91)
Aggregate taxes	24,289	56,109	151,792	3,792

A reconciliation of the income tax expense to the amount computed by applying the statutory income tax rate to income before income tax expense is summarized below:

Year ended March 31,	2006	2007	2008	2008 US $
Net income before taxes	77,233	185,736	408,193	10,199
Enacted tax rates in India	33.7%	33.7%	34.0%
Computed tax expense	25,996	62,518	138,744	3,466
Permanent differences	(11)	(22)	37,578	938
Rebate allowed under Indian Income tax act	(1,618)	(6,387)	(19,584)	(489)
Impact of different tax rate applicable on long term capital gain	—	—	(4,974)	(124)
Others	(78)	—	28	1
Income taxes recognized in the statement of income	24,289	56,109	151,792	3,792

Significant components of activities that gave rise to deferred tax assets and liabilities included in the financial statements are as follows:

As of March 31,	2007	2008	2008 US $
Deferred tax assets:
Provision for gratuity	247	613	15
Provision for doubtful debt	—	850	21
Deferred AMC charges	—	2,932	74
Others	80	979	24
Total deferred tax assets	327	5,374	134

Deferred tax liabilities:
Property and equipment	2,077	3,571	89
Revenue not recognized for tax purposes	70	—	—
Total deferred tax liabilities	2,147	3,571	89
Net deferred tax( liabilities)/Assets	(1,820)	1,803	45

The Company’s major tax jurisdiction is India. In India, the assessment is not yet completed for the financial year 2005-06 and onwards. The Company continues to recognize interest and penalties related to income tax matters as part of the income tax provision.

16.   Investments

Investments consist of:

As of March 31,	2007	2008	2008 US $
Investments accounted for by equity method	6,808	7,422	185
Investments carried at cost	3,823	3,823	96
Total	10,631	11,245	281

As part of its corporate strategy and in the normal course of its business, the Company makes investments in the equity of companies which are engaged in businesses similar to Company’s core business.

SAM Global holds 9,400 shares, representing 26.8% interest in Pullin Investment Private Limited (“Pullin”). The Company accounts for its share of equity in earnings/ (losses) of Pullin under equity method of accounting. The carrying amount of equity investments without readily determinable market value is Rs 3,712.

SAM Global holds 12,000 shares, representing 26.8% interest in Abhichaya Investment Private Limited (“Abhichaya”). The Company accounts for its share of equity in earnings/ (losses) of Abhichaya under equity method of accounting. The carrying amount of equity investments without readily determinable market value is Rs. 3,710.

SAM Global holds 460,000 shares, representing 5.2% interest in SMC Global Securities Limited (‘SMC Global”). The Company accounts for its investment in SMC Global under cost method of accounting. The equity shares of SMC Global are listed but not actively traded at stock exchanges therefore the market rate is not available. The carrying amount of investment is Rs. 3,823 as of March 31, 2007 and 2008.

17.   Derivatives and Risk Management

The Company enters into exchange traded derivative contracts for trading purposes.  The Company generally enters into offsetting contracts to achieve economic hedges at prices that result in a profit spread for the Company. As of March 31, 2007 and 2008, the Company had outstanding derivative contracts with notional amounts of Rs. 34,653 and Rs. 348,155, respectively. The notional amount of a derivative contract does not change hands; it is simply used as a reference to calculate payments. Accordingly, the notional amount of the Company’s derivative contracts outstanding at March 31, 2007 and 2008 significantly exceeds the possible losses that could arise from such transactions. The fair values of outstanding derivative positions are as below:

As of March 31,	2007	2008	2008 US $
Derivative liabilities	275	9,370	234
Total	275	9,370	234

The Company receives collateral in connection with customer trades. Under the agreements with customers, the Company is permitted to use the securities for meeting margin/other obligation in stock exchange in whatever manner which may include pledging of shares in favour of bank and / or taking loan against the same. At March 31, 2007, the fair value of securities received as collateral under the agreements with customers was Rs. 588,586 and the fair value of the collateral that had been repledged was Rs. 27,951. At March 31, 2008, the fair value of securities received as collateral under the agreements with customers was Rs. 971,139 and the fair value of the collateral that had been repledged was Rs. 250,147.

(a) Market Risk Arising from Trading Activities

Market risk is the risk that price changes could affect the value of the securities positions that arise from normal trading activity. Market risk increases when markets move sharply and volatility increases.

The Company’s exposure to market risk is determined by a number of factors; including size, composition and diversification of positions held, market volatility and changes in interest and foreign exchange rates. The overall level of market risk from financial instruments is often limited by other financial instruments recorded on the balance sheet. Management actively monitors its market risk by reviewing the effectiveness of hedging strategies and setting market risk limits. The Company manages market risk with central oversight, analysis and formation of risk policy, specific maximum risk levels to which the individual trader must adhere and continuous monitoring by the senior management.

(b) Credit Risk

Credit risk that could result from counterparties default is limited for the Company’s operations that operate on regulated exchanges, since the settlement risk is essentially transferred to recognized clearing organizations. The Company’s business also includes clearing and executing trades for the accounts of customers. As such, the Company guarantees to the respective clearinghouse its customers’ performance under these contracts. The Company provides clearing services of futures and options to other brokers.

The Company may require other brokers to deposit funds, thereby reducing risks associated with the clearing of futures and options. Additionally, to reduce its risk, the Company requires customers to meet, at a minimum, the margin requirements established by each of the exchanges at which the contract is traded. This margin is a deposit from the customer, which reduces the risk to the Company of failure on behalf of the customer to fulfill any obligation under the contract. To minimize its exposure to risk of loss due to market variation, the Company adjusts these margin requirements, as needed, due to daily fluctuations in the values of the underlying positions. If necessary, certain positions may be liquidated to satisfy resulting changes in margin requirements.

(c) Liquidity Risk

Liquidity risk relates to the Company’s capacity to finance security positions and liquidity requirements of exchanges and clearing organizations. The Company’s financial resources, relative to its capital employed, and the liquid nature of most of the instruments traded, limit this risk. In addition, the Company maintains credit facilities with commercial banks. At March 31, 2007 and 2008, the Company, with certain limitations, had access to Rs. 9,189 and Rs. 78,137 in unutilized bank borrowings and Rs. Nil and Rs. 270,000 in unutilized bank guarantees.

(d) Compliance, Legal and Operational risks

The Company operates under significant regulatory and legal obligations imposed by local governments and securities regulators. The legal and regulatory obligations under which the Company operates relate, among other things, to their financial reporting, their trading activities, capital requirements and the supervision of their employees. Failure to fulfill legal or regulatory obligations can lead to fines, censure or disqualification of management and/or staff and other measures that could have negative consequences for the Company’s activities and financial performance. Certain violations could result in them losing their trading permissions. If that were to occur, the Company would lose its ability to carry out a portion of its existing activities, which could have a material effect on the Company’s financial statements.

See Note 28 (c) for an overview of pending regulatory and litigation matters.

18.   Employee Benefits

Gratuity Plan

The following table sets forth the status of the Gratuity Plan of SAM Global, and the amounts recognized in SAM Global’s balance sheets and statements of income.

As of March 31,	2006	2007	2008	2008 US $
Accumulated benefit obligation	353	618	807	20
Change in projected benefit obligation
Projected benefit obligation as of beginning of the year	330	667	970	24
Service cost	143	617	418	10
Interest cost	23	51	97	2
Actuarial loss/(gain)	171	(365)	1,227	31
Projected benefit obligation as of end of the year	667	970	2,712	67
Change in plan assets
Employer contribution	—	239	648	16
Fair value of plan assets as of end of the year	—	239	910	22
Funded status of plan	(667)	(731)	(1,802)	(45)
Accrued benefit cost	(667)	(731)	(1,802)	(45)

The components of net gratuity cost are reflected below:

Year ended March 31,	2006	2007	2008	2008 US $
Service cost	143	617	418	10
Interest cost	23	51	97	2
Amortization	171	(365)	1,227	31
Net gratuity costs	337	303	1,742	43

The assumptions used in accounting for the gratuity plans for the years ended March 31, 2006, 2007 and 2008 are set out below:

Weighted-average assumptions used to determine benefit obligations:

Year ended March 31,	2006	2007	2008
Discount rate	8.0%	10.0%	8.0%
Long term rate of compensation increase	8.0% for first 5 years and 6.0% thereafter	8.0% for first 5 years and 6.0% thereafter	7.0%

Weighted-average assumptions used to determine net periodic benefit obligations:

Year ended March 31,	2006	2007	2008
Discount rate	8.0%	10.0%	8.0%
Long term rate of compensation increase	8.0% for first 5 years and 6.0% thereafter	8.0% for first 5 years and 6.0% thereafter	7.0%
Expected rate of return on assets	—	7.5%	8.0%

SAM Global expects to contribute Rs. 900 to its Gratuity plan during the year ending March 31, 2009. The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid:

For the year ended March 31,
2009	19
2010	25
2011	32
2012	92
2013	134
2014-2018	1,762

The group makes contributions to the gratuity plan operated by a large private life insurance company in India. At March 31, 2008, allocation of plan assets between equity and debt is 60:40. The management of the company evaluates the allocation percentage on a periodic basis and reallocates the percentage based on market conditions, risk factors etc. The discount rate is based on the Government securities yield.

  Provident Fund

The Company’s contribution towards the provident fund amounted to Rs. 924, Rs. 1,085 and Rs. 1,834 for the years ended March 31, 2006, 2007 and 2008 respectively.

19.   Payable to Broker Dealers and clearing organization

As of March 31,	2007	2008	2008 US $
Payable to clearing organizations	—	1,762	44
Commission payable	—	7,991	200
Total	—	9,753	244

20.   Accounts Payable,  Accrued Expenses and Other Liabilities

As of March 31,	2007	2008	2008 US $
Accrued expenses	2,629	19,262	481
Deferred AMC charges	—	8,627	216
Provision for stamp duty	191	97	2
Provision for gratuity	731	1,802	45
Total	3,551	29,788	744

21.   Collateral and Significant Covenants

Amounts that the Company has pledged as collateral, which are not reclassified and reported separately, consist of the following:

As of March 31,	2007	2008	2008 US $
Fixed deposits	141,125	186,125	4,651
Total	141,125	186,125	4,651

These fixed deposits are classified in the balance sheet under “Deposits with clearing organizations and others”.

22.   Related Party Transactions

Significant related party transactions comprise of:

Year ended March 31,	2006	2007	2008	2008 US $
Services provided by SAM Global to:
Companies in which principal shareholders having not less than 10% shareholdings	6,396	8,511	2,103	53

Year ended March 31,	2006	2007	2008	2008 US $
Services received by SAM Global from:
Companies in which principal shareholders having not less than 10% shareholdings	—	—	1,204	30

The balances receivable from and payable to related parties are as follows:

As of March 31,	2007	2008	2008 US $
Amounts due from related parties
Companies in which principal shareholders having not less than 10% shareholdings	67,087	612,827	15,313
Amounts due to related parties
Companies in which principal shareholders having not less than 10% shareholdings	341	17,237	431

The services between related parties pertain to commission income/expense on execution of trades. Amount due to/from related parties include funds transferred between the Company and related parties for offsetting customer balances pending cash settlement by the customer and balances for trades executed in the normal course of business. There is no change in the method of establishing the terms.

23.   Segment

The Company follows the provisions of SFAS 131 “Disclosures about Segments of an Enterprise and Related Information”. SFAS 131 establishes standards for reporting information regarding operating segments in annual financial statements and requires selected information for those segments to be presented in interim financial reports issued to stockholders. The Company operates in a single segment.

24.   Common Stock

The company has issued and allotted 1,730,026 common stock of face value Rs. 10 each at a premium of Rs. 139.7 to Millennium India Acquisition Company Inc., USA through private placement on preferential basis on January 21, 2008.

Incremental costs of Rs. 5,132 net of tax, directly attributable to the issue of new shares are deducted from additional paid in capital.

25.   Fair Value of Financial Instruments

Assets and liabilities for which fair value approximates carrying value: The fair values of certain financial assets and liabilities carried at cost, including cash and cash equivalents, receivables and payables from and to clearing organizations, broker-dealers and customers and accounts payable, accrued expenses and other liabilities, approximate fair value due to their short-term nature.

Securities and trading liabilities: Fair values of trading assets and trading liabilities are the amounts recognized in the financial statements, which are based on market prices, where available. If quoted prices are not available, fair values are determined based on book value.

Borrowings: The carrying value of overdraft facilities approximates fair value due to the fact that interest rates are comparable with market rates.

26.   Concentration

The following table gives details in respect of percentage of commission income generated from top two, five and ten customers:

Year ended March 31, (in %)	2006	2007	2008
Revenue from top two customers	4.5%	5.2%	2.5%
Revenue from top five customers	7.8%	7.6%	4.7%
Revenue from top ten customers	10.8%	10.4%	6.5%

27.   Dividend

Final dividend proposed by the Board of Directors is payable when formally declared by the shareholders, who have the right to decrease but not increase the amount of the dividend recommended by the Board of Directors. The Board of Directors can declare interim dividends without the need for shareholders’ approval.

Dividend payable to equity shareholders are based on the net income available for distribution as reported in the Company’s financial statements prepared in accordance with accounting principles generally accepted in India (Indian GAAP).  Dividends are declared and paid in Indian rupees.  Net income in accordance with US GAAP may, in certain years, either not be fully available or will be additionally available for distribution to equity shareholders. Under Indian GAAP the retained earnings available for distribution to equity shareholders, subject to certain restrictions was Rs. 63,645, Rs 203,508 and Rs. 459,930 as of March 31, 2006, 2007 and 2008 respectively.

Under the Indian Companies Act, dividends may be paid out of the profits of a company in the year in which the dividend is declared or out of the unconsolidated undistributed profits of previous fiscal years. Before declaring a dividend greater than 10.0% of the par value of its equity shares, a company is required to transfer to its reserves a minimum percentage of its profits for that year, ranging from 2.5% to 10.0%, depending on the dividend percentage to be declared in such year.

28.   Commitments and Contingent Liabilities

  a) Operating Leases

SAM Global has certain operating leases for office premises. Rental expenses for operating leases are accounted for on a straight line method. Rental expense amounted to Rs. 1,813, Rs.1,588 and Rs. 7,702 on for the years ended March 31, 2006, 2007 and 2008 respectively. There are no non-cancelable lease arrangements.

          b) Guarantees

As of March 31, 2007 and 2008, guarantees of Rs 200,000 and Rs. 410,000 are provided by various banks to exchange clearing houses on behalf of the Company, in the ordinary course of business, as a security for due performance and fulfillment by the Company of its commitments and obligations.

As of March 31, 2007 and 2008, the Company has provided corporate guarantees of Rs. 146,500 and Rs. 200,000 to banks for guarantees issued by banks for SMC Comtrade Limited to exchange clearing houses, in the ordinary course of business.

As of March 31, 2007 and 2008, the Company has provided corporate guarantees of Rs. 815,000 and Rs. 1,050,000 to banks for guarantees issued by banks for SMC Global Securities Limited to exchange clearing houses, in the ordinary course of business.

The initial term of these guarantees is generally for a period of 12 to 15 months. The bankers charge commission as consideration to issue the guarantees, the commission charged generally is in the range of 1.0% to 1.3% of the guarantee amount, The Company recognizes commission expense over the period of the guarantee. The unamortized commission expense is included in prepaid expenses and classified in the balance sheet under “other assets”. The potential requirement for the Company to make payments under these agreements is remote. Thus, no liability has been recognized for these transactions. The fair value of the guarantees is considered to be insignificant given the risk of loss on such guarantees at the date of its inception and, therefore, no amount was recognized towards fair value of guarantees given in the financial statements on the inception date.

          c) Litigation

The Company is involved, from time to time, in investigations and proceedings by governmental and regulatory agencies, certain of which may result in adverse judgments, fines or penalties. Factors considered by management in estimating the Company’s reserves for these matters are the merits of the claims, the total cost of defending the litigation, the likelihood of a successful defense against the claims, and the potential for fines and penalties from regulatory agencies. The Company establishes reserves for potential losses to the extent that such matters are probable and can be estimated, in accordance with SFAS 5, “Accounting for Contingencies.” As litigation and the resolution of regulatory matters are inherently unpredictable, the Company cannot predict with certainty the ultimate loss or range of loss related to matters where there is only a reasonable possibility that a loss may be incurred. The Company believes, based on current knowledge and after consultation with legal counsel, that the resolution of loss contingencies will not have a material adverse effect on the financial statements of the Company.

Show Cause Notice (“SCN”) dated November 23, 2004, December 6, 2004 and November 17, 2006 from SEBI

There was a sharp fall in the Indian stock market on May 17, 2004. SEBI alleged that sale transactions of SAM Global on this day had significant impact on lowering the price of significant number of the selected scrips and Nifty Futures on a large number of occasions and the sell orders placed by it appear to have added to the momentum of such fall and aggravated the market crisis.
In addition to the aforesaid allegations, SEBI has alleged certain other irregularities, pursuant to inspections conducted on SAM Global.

SEBI had asked the Company to show cause as to why appropriate action under SEBI Act and Regulations should not be taken against the Company.

The Company has submitted its response, denying the allegations. The Company has submitted that it has carried out bonafide transactions and followed rules and regulations in respect of dealings on May 17, 2004. There was no motive behind the Company’s transactions to artificially depress the prices of securities. The other irregularities alleged are not sustainable and even in cases when these exist; the lapses were nominal and administrative in nature. SEBI has not responded to the Company in this regard. The company filed an application for consent before SEBI in September 2007. The terms of consent proposes abatement of proceeding against the company on payment of specified monetary amount.

29.   Subsequent Events

a) The Board of Directors of the Company passed a resolution on April 18, 2008 for the amalgamation of SAM Global Securities Limited (“SAM”) with SMC Global Securities Limited (“SMC”). The Board of Directors of SMC also approved the resolution of amalgamation.

Under the scheme of amalgamation prepared under sections 391 and 394 and other applicable provisions of the Companies Act in India, the shareholders of SAM will receive one equity share of the face value of Rs. 10 each of SMC for every six fully paid up shares of SAM. The scheme will require approval of shareholders/creditors of companies, stock exchanges where the shares of the Company are listed, Securities and Exchange Board of India and other regulatory authorities. Under the Companies Act in India, the scheme will require the consent of High Court of Delhi in order to be effective.

b) The Company has issued and allotted 251,359 common stock of face value of Rs. 10 each at a premium of Rs. 467.1 to Bennett, Coleman & Co. Limited through private placement on preferential basis on May 5, 2008. Simultaneously, the Company entered into an advertising agreement with Bennett, Coleman & Co. under which it paid the amount received for shares as advance to be utilized against advertisements.

PART C—OTHER INFORMATION

Item 25.                 Financial Statements and Exhibits

1.	Financial Statements:

Financial statements prepared in accordance with Regulation S-X have been incorporated by reference into this Registration Statement for the fiscal year ended December 31, 2007.

2.	Exhibits:

a.1	Amended and Restated Certificate of Incorporation dated May 17, 2006. (ii)

a.2	Certificate of Amendment to Registrant’s Amended and Restated Certificate of Incorporation dated June 19, 2006. (iv)

a.3	Certificate of Amendment to Registrant’s Amended and Restated Certificate of Incorporation dated January 17, 2008. (vii)

b.	By-laws of Registrant. (i)

c.	None.

d.1
Article Fourth (provisions regarding capital stock), Article Fifth (provisions applicable prior to consummation of business combination), Article Seventh (provisions regarding election of directors) and Article Eighth (provisions regarding stockholders’ voting powers and meetings) of the Amended and Restated Certificate of Incorporation, as amended, as filed as exhibits a.1, a.2 and a.3.

d.2	Article II (Meetings of Stockholders), Article V (Resignations and Removals), Article VI (Vacancies) and Article VII (Notices) of the By-laws of Registrant, filed as exhibit b.

d.3	Specimen Unit Certificate. (iv)

d.4	Specimen Common Stock Certificate. (iv)

d.5	Specimen Warrant Certificate. (v)

d.6	Form of Registration Rights Agreement among the Registrant and each of the existing stockholders, filed as exhibit p.

e.	None.

f.	None.

g.	None.

h.1	Form of Underwriting Agreement between Ladenburg Thalmann & Co. Inc. and the Registrant. (ii)

h.2	Form of Selected Dealers Agreement. (ii)

i.	None.

j.1	Form of Investment Management Trust Agreement between The Bank of New York and the Registrant. (vi)

j.2	Form of Stock Escrow Agreement between the Registrant, American Stock Transfer & Trust Company and each of the initial stockholders. (ii)

j.3	Form of Custody Agreement between the Registrant and First National Bank of Omaha, filed herewith.

k.1	Form of Warrant Agreement between the Registrant and American Stock Transfer & Trust Company. (vi)

k.2	Form of Letter Agreement among the Registrant and holders of the Registrant’s common stock. (v)

k.3	Form of Administration Service Agreement between the Registrant and Gemini Fund Services, LLC. (ix)

k.4	Form of Fund Accounting Service Agreement between the Registrant and Gemini Fund Services, LLC. (ix)

k.5	Form of Unit Purchase Option. (vi)

k.6	Form of Share Subscription Agreement between the Registrant, SMC Global Securities Limited and Promoters of SMC Global Securities Limited. (viii)

k.7	Form of Share Subscription Agreement between the Registrant, SAM Global Securities Limited and Promoters of SAM Global Securities Limited. (viii)

k.8	Form of Shareholders Agreement Registrant, SMC Global Securities Limited and Promoters of SMC Global Securities Limited. (viii)

k.9	Form of Shareholders Agreement between the Registrant, SAM Global Securities Limited and Promoters of SAM Global Securities Limited. (viii)

k.10	Transfer Agency Agreement between the Registrant and American Stock Transfer & Trust Company. (ix)

l.	Opinion and Consent of Ropes & Gray LLP, filed herewith.

m.	Designation of Agent for Service of Process for Gul Asrani. (ix)

n.1	Consent of J.H. Cohn LLP, filed herewith.

n.2	Consent of Price Waterhouse, filed herewith.

o.	None.

p.	Form of Registration Rights Agreement among the Registrant and each of the existing stockholders. (iii)

q.	None.

r.	Amended and Restated Code of Ethics of Registrant pursuant to Rule 17j-1 of the Investment Company Act of 1940, as amended, dated January 17, 2008. (ix)

s.1	Power of Attorney for Gul Asrani. (x)

s.2	Power of Attorney for Lawrence Burstein. (x)

s.3	Power of Attorney for F. Jacob Cherian. (x)

s.4	Power of Attorney for Suhel Kanuga. (x)

s.5	Power of Attorney for Thomas Mathew. (x)

(i)	Filed as an exhibit to the Registrant’s Registration Statement on Form S-1 (File No.: 333-133189) (filed April 10, 2006), incorporated herein by reference.

(ii)	Filed as an exhibit to Amendment No. 1 to the Registrant’s Registration Statement on Form S-1 (File No.: 333-133189) (filed May 18, 2006), incorporated herein by reference.

(iii)	Filed as an exhibit to Amendment No. 3 to the Registrant’s Registration Statement on Form S-1 (File No. 333-133189) (filed June 19, 2006), incorporated herein by reference.

(iv)	Filed as an exhibit to Amendment No. 4 to the Registrant’s Registration Statement on Form S-1 (File No. 333-133189) (filed June 28, 2006), incorporated herein by reference.

(v)	Filed as an exhibit to Amendment No. 5 to the Registrant’s Registration Statement on Form S-1 (File No. 333-133189) (filed July 6, 2006), incorporated herein by reference.

(vi)	Filed as an exhibit to Amendment No. 6 to the Registrant’s Registration Statement on Form S-1 (File No. 333-133189) (filed July 17, 2006), incorporated herein by reference.

(vii)	Filed as an exhibit to Post-Effective Amendment No. 1 to Form S-1 on Form S-3 (File No. 333-13318) (filed January 28, 2008), incorporated herein by reference.

(viii)	Filed as an exhibit to Form 8-K (File No. 001-32931) (filed May 17, 2007), incorporated herein by reference.

(ix)	Filed as an exhibit to the Registrant’s Registration Statement on Form N-2 (File No. 811-22156) (filed

March 20, 2008), incorporated herein by reference.

(x)	Filed as an exhibit to the Registrant’s Registration Statement on Form N-2 (File No. 811-22156) (filed April 24, 2008), incorporated herein by reference.

Item 26.                      Marketing Arrangements

See Section 1.1 Purchase and Sale of Securities and Section 3.17 Stabilization in the Form of Underwriting Agreement filed as an exhibit to Amendment No. 1 to the Registrant’s Registration Statement on Form S-1 (File No. 333-133189) (filed May 18, 2006) incorporated herein by reference.

Item 27.                      Other Expenses of Issuance and Distribution

See “Use of Proceeds” in Amendment No. 7 to the Registrant’s Registration Statement on Form S-1 (File No. 333-133189) (filed July 19, 2006) incorporated herein by reference.

Item 28.                      Persons Controlled by or under Common Control with Registrant

Not applicable.

Item 29.                      Number of Holders of Securities

At December 31, 2008:

Title of Class	Number of Record Holders
Common Shares, par value $0.00001	35
Units	1
Warrants	29

Item 30.                      Indemnification

Reference is made to Article Ninth of the Registrant’s Amended and Restated Agreement and Declaration of Trust and Article XIII of the Registrant’s By-laws, which are incorporated by reference herein.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the “Act”), may be permitted to directors, officers and controlling persons of the Registrant by the Registrant pursuant to the Registrant’s Certificate of Incorporation, its By-laws or otherwise, the Registrant is aware that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Act and, therefore, is unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by directors, officers or controlling persons of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such directors, officers or controlling persons in connection with the securities that have been registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Item 31.                      Business and Other Connections of Investment Adviser

Not applicable.

Item 32.                      Location of Accounts and Records

The account books and other documents required to be maintained by the Registrant pursuant to Section 31(a) of the Investment Company Act of 1940 and the Rules thereunder will be maintained at the offices of (i) Millennium India Acquisition Company Inc., 330 East 38th Street, Suite 40H, New York, New York 10016; (ii) First National Bank of Omaha, 1620 Dodge Street, Omaha, Nebraska 68197; and (iii) American Stock Transfer & Trust Company, 59 Maiden Lane, New York, New York 10038.

Item 33.                      Management Services

Not applicable.

Item 34.                      Undertakings

1.
Registrant undertakes to suspend the offering of its common shares until it amends the prospectus filed herewith if (1) subsequent to the effective date of its registration statement, the net asset value declines more than 10 percent from its net asset value as of the effective date of the registration statement, or (2) the net asset value increases to an amount greater than its net proceeds as stated in the prospectus.

2.	Not applicable.

3.
Registrant undertakes to supplement the prospectus, after the expiration of the subscription period, to set forth the results of the subscription offer, the transactions by underwriters during the subscription period, the amount of unsubscribed securities to be purchased by underwriters, and the terms of any subsequent reoffering thereof. If any public offering by the underwriters of the securities being registered is to be made on terms differing from those set forth on the cover page of the prospectus, Registrant undertakes to file a post-effective amendment to set forth the terms of such offering.

4.	Registrant undertakes:

a.	to file, during any period in which offers or sales are being made, a post-effective amendment to the registration statement:

(1)	to include any prospectus required by Section 10(a)(3) of the 1933 Act [15 U.S.C. 77j(a)(3)];

(2)
to reflect in the prospectus any facts or events after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; and

(3)
to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

b.
 that, for the purpose of determining any liability under the 1933 Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of those securities at that time shall be deemed to be the initial bona fide offering thereof;

c.	to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering;

d.
that, for the purpose of determining liability under the 1933 Act to any purchaser, if the Registrant is subject to Rule 430C [17 CFR 230.430C]: Each prospectus filed pursuant to Rule 497(b), (c), (d) or (e) under the 1933 Act [17 CFR 230.497(b), (c), (d) or (e)] as part of a registration statement relating to an offering, other than prospectues filed in reliance on Rule 430A under the 1933 Act [17 CFR 230.430A], shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supercede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

e.	that for the purpose of determining liability of the Registrant under the 1933 Act to any purchaser in the initial distribution of securities:

The undersigned Registrant undertakes that in a primary offering of securities of the undersigned Registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned Registrant will be a seller to the purchaser and will be considered to offer or sell such securities to the purchaser:

(1)	any preliminary prospectus or prospectus of the undersigned Registrant relating to the offering required to be filed pursuant to Rule 497 under the 1933 Act [17 CFR 230.497];

(2)
the portion of any advertisement pursuant to Rule 482 under the 1933 Act [17 CFR 230.482] relating to the offering containing material information about the undersigned Registrant or its securities provided by or on behalf of the undersigned Registrant; and

(3)	any other communication that is an offer in the offering made by the undersigned Registrant to the purchaser.

5.
Registrant undertakes to send by first class mail or other means designed to ensure equally prompt delivery, within two business days of receipt of a written or oral request, any Statement of Additional Information.

6.
Registrant undertakes to file Forms 8-K furnishing (1) the quarterly and annual financial statements of SMC and SAM, translated into U.S. GAAP, that the Registrant receives from SMC and SAM; and (2) the other information concerning material occurrences that the Registrant receives from SMC and SAM pursuant to those certain Shareholders Agreements dated May 12, 2007 between the Registrant and each of SMC and SAM provided that the Registrant does not undertake to disclose  any non-public or confidential information, any trade secrets or any other proprietary information that the Registrant may learn from SMC or SAM either because one or more of its officers or designees are directors of SMC or SAM or for any other reason; and (3)(a) any material information that has been publicly disclosed by SMC or SAM pursuant to the Indian securities regulatory scheme or (b) such additional material information that would be required if the securities of SMC and SAM held by the Registrant were being registered under the Securities Act, if, and to the extent that SMC and SAM provide such additional material information to the Registrant.  Registrant further undertakes to file such Forms 8-K within five business days of the receipt in writing of such financial statements or material information from SMC and SAM.  This undertaking shall remain in effect so long as more than 25% of the Registrant’s net assets consist of securities of SMC and SAM on any day during the 30 days prior to the date the Registrant receives in writing such financial statements or material information from SMC or SAM. Quarterly statements that the Company will file pursuant to (1) above will have neither been audited nor reviewed by an auditor. This undertaking also applies with respect to successors of SMC and SAM.

7.
Registrant undertakes to deliver with the Prospectus the Form 8-K containing the most recent unaudited quarterly financial statements of SMC and SAM. Quarterly statements that the Company will file will have neither been audited nor reviewed by an auditor.

8.
The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) and each filing of Form 8-K containing annual financial statements or other information concerning material occurrences of SMC and SAM that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. This undertaking also applies with respect to successors of SMC and SAM.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, and the State of New York on the 26th day of January, 2009.

MILLENNIUM INDIA ACQUISITION COMPANY INC.

By:	/s/ Suhel Kanuga
Name: Suhel Kanuga
Title: President

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Name	Capacity	Date

F. Jacob Cherian* F. Jacob Cherian	Director, Chief Executive Officer and Principal Executive Officer	January 26, 2009

/s/ Suhel Kanuga Suhel Kanuga	Director, Treasurer, Chief Financial Officer, Principal Financial Officer and Principal Accounting Officer	January 26, 2009

Gul Asrani* Gul Asrani	Director	January 26, 2009

Lawrence Burstein* Lawrence Burstein	Director	January 26, 2009

Thomas Mathew* Thomas Mathew	Director	January 26, 2009

C.P. Krishnan Nair	Director	January 26, 2009

*By:    /s/ Suhel Kanuga

Suhel Kanuga
Attorney-In-Fact
Date: January 26, 2009

INDEX TO EXHIBITS

Exhibit Name

j.3	Form of Custody Agreement between the Registrant and First National Bank of Omaha.

l.	Opinion and Consent of Ropes & Gray LLP.

n.1	Consent of J.H. Cohn LLP.

n.2	Consent of Price Waterhouse.